                                               Filed Pursuant to Rule 424(b)(4)
                                                     Registration No. 333-31358

                               5,000,000 Shares


                                [LOGO OF TIBCO]


                                 Common Stock

                               ----------------

  TIBCO Software is offering 4,025,750 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 974,250 shares. TIBCO Software will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

  Our common stock is quoted on the Nasdaq National Market under the symbol "TIBX". The last reported sale price for our common stock on March 21, 2000 was $106.00 per share.

  See "Risk Factors" beginning on page 6 to read about factors you should consider before buying shares of the common stock.

                               ----------------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                                                        Per Share     Total
                                                        ---------     -----
Initial price to public ............................... $ 106.000 $ 530,000,000
Underwriting discount.................................. $   5.035 $  25,175,000
Proceeds, before expenses, to TIBCO Software........... $ 100.965 $ 406,459,849
Proceeds to the selling stockholders................... $ 100.965 $  98,365,151

  To the extent that the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 750,000 shares from us at the public offering price less the underwriting discount.

                               ----------------

  The underwriters expect to deliver the shares in New York, New York on March 27, 2000.

Goldman, Sachs & Co.
                Bear, Stearns & Co. Inc.
                                 Deutsche Banc Alex. Brown
                                                                       SG Cowen

                               ----------------

                       Prospectus dated March 21, 2000.

[Set forth on the inside front cover are the words "TIBCO'S SOFTWARE PROVIDES INTERNET INFRASTRUCTURE FOR eBUSINESS BY TYING TOGETHER DATA, APPLICATIONS AND BUSINESS PROCESSES IN REAL-TIME."]

[Set forth on the inside front cover gatefold below the caption "TIBCO's eBUSINESS INFRASTRUCTURE ENABLES B2B (BUSINESS-TO-BUSINESS, B2C (BUSINESS-TO-CONSUMER) AND B2E (BUSINESS-TO-EMPLOYEE) SOLUTIONS USING THE INTERNET" is a world map with the word "eBusiness" superimposed over the map. Surrounding the map are descriptions of the business functionality of TIBCO Software's products, along with various icons depicting such functionality.]

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company and the common stock being sold and our financial statements and notes to those statements appearing elsewhere in this prospectus. Except as otherwise specified, all information in this prospectus
(1) does not take into account the possible issuance of up to 750,000 additional shares of common stock upon the exercise of the underwriters' right to purchase such shares and (2) reflects a 3-for-1 split of our outstanding capital stock effected on February 18, 2000.

                                  Our Business

  We are a leading provider of eBusiness infrastructure software products that enable business-to-business, business-to-consumer and business-to-employee solutions. Our software products allow businesses to integrate internal operations, business partners and customer channels in real-time. Through our products and services, we enable computer applications and systems to communicate efficiently across the Internet and intranets to conduct electronic business, or eBusiness.

  Our TIB products facilitate the distribution of information and integration of business processes by connecting applications and data sources through a technology called The Information Bus, or the TIB. This technology uses a publish/subscribe model, in which a user specifies the type of information desired only once, and the specified information is then delivered to the user automatically each time it becomes available. The TIB technology allows multiple applications, web sites, databases and other content sources to be integrated and managed in real-time within a common framework. The TIB products also enable enterprises to extend their information technology infrastructures and business processes across the Internet. Our products are employed in high-performance environments and provide enterprises with a comprehensive and scalable method of conducting eBusiness.

  Our products are currently in use by over 300 companies in diverse markets such as telecommunications, manufacturing, energy, financial services and Internet portals. Current users of our TIB products include 3Com, Adidas, AltaVista, Banque Nationale de Paris, Bechtel, BellSouth, Cedel Global Services, Chevron, Cisco Systems, Compaq, Dalkia, Delta Air Lines, Digital Impact, Ericsson, Fidelity, Financial Times, First National Bank of South Africa, Gateway, Goldman Sachs, Hyundai, Intel, Intuit, Level 3, Lucent Technologies, Marubeni, Mobil, Motorola, The Nasdaq Stock Market, National Westminster Bank, NEC Electronics, Pacific Power, PageNet, Philips Medical, Procter & Gamble, SAP, Seagate, Telia, Taiwan Semiconductor Manufacturing Company, United Microelectronics Corp., Unibank and Yahoo!. Each of these companies, other than financial services companies, accounted for at least $500,000 of our revenue over the period from January 1997 through November 30, 1999. Each of the financial services companies accounted for at least $200,000 of our revenue during that period.

  In fiscal 1997, 1998 and 1999, we had revenue of $35.3 million, $52.8 million and $96.4 million. During those periods, we incurred net losses of $4.7 million, $13.0 million and $19.5 million. As of November 30, 1999, we had an accumulated deficit of approximately $37.1 million.

                             Our Market Opportunity

  As the range of computing environments and software applications used across the typical business grows, creating a real-time eBusiness enterprise is becoming vastly more complex. In today's increasingly global and competitive environment, applications must be tightly integrated within and between enterprises in order to effectively manage, grow and extend the business. Enabling real-time transactions and information exchange among suppliers, customers and partners can enhance management and employee productivity, create manufacturing efficiencies and improve customer service. We believe that many application integration and niche eBusiness connectivity solutions have failed to address all of today's eBusiness needs because they lack comprehensiveness or flexibility, or use network resources inefficiently.

                                  Our Strategy

  Our objective is to establish the TIB technology as the leading software solution for eBusiness infrastructure. The core elements of our strategy include:
  . Promote the widespread adoption of our technology. We seek to establish our technology and products as the industry standard by embedding our technology in leading vendors' products and further extending the functionality of our solution.
  . Enhance our position as a provider of portal infrastructure. We plan to leverage our technology to offer solutions that enable companies to build robust eBusiness portals.
  . Focus on licensing our products. We plan to focus on licensing our products. To support this strategy, we plan to expand our relationships with systems integrators and professional services firms.
  . Leverage our expertise in specific markets. We plan to expand our presence in markets such as telecommunications, manufacturing, energy and Internet portals and capitalize on the presence of Reuters, the global news and information group, in the financial services sector.
  . Expand our international market presence. We intend to continue building the strength of our international presence in regions such as Europe and Asia.

                               Company Background

  We are the successor to a portion of the business of Teknekron Software Systems, Inc., a leading innovator in the development of software infrastructure for the integration and delivery of market data, such as stock quotes, news and other financial information, in trading rooms of large banks and financial services institutions. Teknekron was acquired by Reuters in March 1994. In January 1997, we were established as a separate entity to focus on creating and marketing software solutions for use in the integration of business information, processes and applications in diverse industries outside the financial services market.

  Reuters holds a majority equity interest in our company, but has agreed to limit its voting rights. Nevertheless, Reuters has significant influence over our company. See "Relationship with Reuters and Certain Transactions-- Stockholders Agreement" beginning on page 57 for a description of arrangements that enables Reuters to exercise influence over our company. We license the technology underlying some of our TIB products from Reuters, and Reuters is our preferred distributor in the financial services market. When we refer to Reuters in this prospectus, we include Reuters Group PLC and its consolidated subsidiaries, including TFT, but excluding our company, TIBCO Software.

                              Recent Developments

  On March 20, 2000, we announced our financial results for the first quarter of fiscal 2000. Our financial results for that quarter are summarized in the Summary Financial Data table on page 5. Our revenue for that quarter was $42.0 million. This represents an increase of 132.8% over 1999 first quarter revenue of $18.0 million. License revenue for the first quarter of fiscal 2000 was 67.6% of total revenue, compared to 53.9% of total revenue for first quarter 1999. This represents an increase of 191.9% in license revenue over 1999 first quarter license revenue. We had a net loss of $9.5 million, or $0.05 per share, in the first quarter of fiscal 2000, compared to a net loss of $3.9 million, or $0.06 per share, in the first quarter of fiscal 1999.

  In February 2000, our board of directors increased its size by one seat and nominated Matthew J. Szulik to serve as a director. Mr. Szulik has served as Chief Executive Officer of Red Hat, Inc. since November 1999, as its President since November 1998 and as a director of Red Hat since April 1999. Prior to that, he served as Red Hat's Chief Operating Officer from November 1998 to April 1999. Our stockholders will vote on the election of Mr. Szulik to our board of directors at our 2000 Annual Meeting of Stockholders, which is scheduled to occur on April 12, 2000.

                                  The Offering

 Shares offered by TIBCO Software.............. 4,025,750 shares
 Shares offered by the selling stockholders.... 974,250 shares
 Shares to be outstanding after the offering .. 185,240,750 shares (1)
 Use of proceeds............................... For general corporate purposes, principally working capital and
                                                capital expenditures, and
                                                investments in, or acquisitions
                                                of, complementary technologies
                                                or products. No such
                                                investments or acquisitions
                                                have been specifically
                                                identified.
 Nasdaq National Market symbol................. TIBX

--------
(1)Based on 181,215,000 shares outstanding as of November 30, 1999.

                         Summary Financial Information
                     (in thousands, except per share data)

The "As Adjusted" column under Balance Sheet Data gives effect to the sale of 4,025,750 shares in this offering and our application of the net proceeds therefrom.

                                          Year Ended
                             Eleven      November 30,         Three Months Ended
                          Months Ended ------------------  -------------------------
                          November 30,                     February 28, February 29,
                              1997       1998      1999        1999         2000
                          ------------ --------  --------  ------------ ------------
Statement of Operations
Data:
Revenue:
 License................    $ 6,219    $ 17,495  $ 56,916    $ 9,719      $ 28,365
 Service and
  maintenance...........     29,055      35,262    39,524      8,303        13,591
                            -------    --------  --------    -------      --------
  Total revenue.........     35,274      52,757    96,440     18,022        41,956
Gross profit............     19,427      25,075    59,828     10,510        29,497
Loss from operations....     (5,203)    (14,043)  (21,582)    (3,671)      (10,610)
Net loss................     (4,663)    (12,951)  (19,481)    (3,945)       (9,511)
Net loss per share-basic
 and diluted............    $ (0.08)   $  (0.22) $  (0.19)   $ (0.06)     $  (0.05)
Weighted average common
 shares outstanding.....     57,606      60,033   104,112     61,951       176,461

                                                          February 29, 2000
                                            November 30, ---------------------
                                                1999      Actual   As Adjusted
                                            ------------ --------  -----------
Balance Sheet Data:
Cash, cash equivalents, deposits held by
 Reuters and short-term investments........   $89,807    $ 93,573   $ 499,383
Working capital............................    95,603      91,886     497,696
Total assets...............................   179,638     180,405     586,215
Accumulated deficit........................   (37,095)    (46,606)    (46,606)
Stockholders' equity.......................   137,918     139,405     545,215

                                  RISK FACTORS

  You should carefully consider the risks described below before making an investment decision. If any of the events described below actually occur, our business, financial condition or results of operations could be harmed. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

  This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including the risks described below and elsewhere in this prospectus.

                         Risks Related to Our Business

Because we have a limited operating history as an independent entity, it may be difficult for prospective investors to evaluate our business and prospects

  When making an investment decision, you should consider the risks, expenses and difficulties that we may encounter as a newly-independent company. We have operated as a stand-alone company only since January 1997. Prior to January 1997, our business was conducted by a subsidiary of Reuters that focused on providing market data, custom messaging and integration solutions to companies in the financial services, high-tech manufacturing and energy markets. At the time we were formed as a separate entity, we implemented an expanded business strategy focused on deriving license revenue from direct licensing of our TIB products to a diverse group of customers outside the financial services market. We began shipments of TIB products in the second half of fiscal 1998. These changes have required us to adjust our business processes and hire additional employees. We cannot be certain that our business strategy will be successful or that we can successfully operate as an independent entity.

  Reuters historically provided us with shared functions and services such as accounting, legal and insurance. Although we are majority-owned by Reuters, Reuters has no obligation to provide us with any operational assistance in the future.

We have a history of losses and we expect future losses, and if we do not achieve and sustain profitability our business will suffer and our stock price may decline

  Although our revenue has increased in recent quarters, we may not be able to sustain our growth or obtain sufficient revenue to achieve and sustain profitability. We incurred net losses of approximately $4.7 million, $13.0 million and $19.5 million in fiscal 1997, 1998 and 1999. As of February 29, 2000, we had an accumulated deficit of approximately $46.6 million.

  Since the beginning of fiscal 1998, we have invested significantly in our technology research and development and in building our sales and marketing organization. We expect to continue to spend substantial financial and other resources on developing and introducing enhancements to our existing products and new software products and on expanding our direct sales and marketing activities. As a result, we need to generate significant revenue to achieve and maintain profitability. We expect that our research and development expenses and our sales and marketing expenses will continue to increase in absolute dollars and may increase as percentages of revenue for the forseeable future.

Our future revenue is unpredictable, and we expect our quarterly operating results to fluctuate, which may cause our stock price to decline

  Period-to-period comparisons of our operating results may not be a good indication of our future performance. Moreover, our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that event, our stock price would likely decline. As a result of our limited operating history and the evolving nature of the markets in which we compete, we may have difficulty accurately forecasting our revenue in any given period. In addition to the factors discussed elsewhere in this section, a number of factors may cause our revenue to fall short of our expectations or cause fluctuations in our operating results, including:

  . the announcement or introduction of new or enhanced products or services by our competitors;

  . the amount and timing of operating costs and capital expenditures relating to the expansion of our operations; and

  . the capital and expense budgeting decisions of our customers.

  In addition, our quarterly operating results have historically been subject to variations throughout the year due to a general slow-down in our sales in the summer months, particularly in Europe and to a lesser extent in the United States. Specifically, we generally experience relatively lower revenue in our third and, to a lesser extent, our first fiscal quarters. These seasonal variations in our operating results may lead to fluctuations in our results of operations from quarter to quarter throughout the year.

Variations in the time it takes us to sell our products may cause fluctuations in our operating results

  Variations in the length of our sales cycles could cause our revenue to fluctuate widely from period to period. Because our operating expenses are relatively fixed over the short term, these fluctuations could cause our operating results to suffer in some future periods. Our customers generally take a long time to evaluate our products, and many people are involved in the evaluation process. Because of the number of factors influencing the sales process, the period between our initial contact with a new customer and the time when we recognize revenue from that customer varies widely in length. Our sales cycles typically range from three to six months. For larger opportunities with new customers, however, these cycles can be much longer.

Our dependence on a limited number of customers for a substantial amount of our sales could lead to fluctuations in our operating results

  Our business depends on sales of our products to a limited number of customers, which may cause fluctuations in our operating results. We do not have long-term contracts with any of our customers. Any of our customers could stop purchasing our products in the future. As a result, a customer that generates substantial revenue for us in one period may not be a source of revenue in subsequent periods.

Our licensing and distribution relationship with Reuters places limitations on our ability to conduct our business

  We are substantially dependent on our licensing relationship, and to a lesser extent our distribution relationship, with Reuters. Our relationship with Reuters involves limitations and restrictions on our business, as well as other risks, described below. See "Relationship with Reuters and Certain Transactions--Intercompany Agreements--License, Maintenance and Distribution Agreement with Reuters" beginning on page 54 for a detailed description of the agreement that governs our licensing and distribution relationship with Reuters.

  Reuters has access to the intellectual property used in our products, and could use that intellectual property to compete with us. We license the underlying TIB messaging technology incorporated into some of our important TIB products from Reuters. We do not own this technology. Reuters is not restricted from using the TIB technology to produce products that compete with our products, and Reuters can grant limited licenses to the TIB technology to others who may compete with us. In addition, we must license to Reuters all the intellectual property and products we create through December 2011. This will place Reuters in a position to more easily develop products that compete with our product offerings.

  We must rely on Reuters and other distributors to sell our products in the financial services market, and they may not be successful in doing so. Under our agreements with Reuters, we are restricted from selling our products and providing consulting services directly to companies in the financial services market and major competitors of Reuters, and from using the TIB technology we license from Reuters to develop products specifically for use by these companies. Accordingly, we must rely on Reuters and other third-party resellers and distributors to sell our products to these companies.

  In fiscal 1997, 1998 and 1999, substantially all of our revenue from sales in the financial services market, excluding sales to Cedel Global Services, consisted of product fees paid to us by Reuters. Although Reuters is the preferred distributor of our products in the financial services market and is required to pay us guaranteed minimum product fee payments until the end of 2001, Reuters has no contractual obligation to distribute our products to financial services customers. Reuters and other distributors may not be successful in selling our products into the financial services market, or they may elect to sell competitive third-party products into that market, either of which may adversely affect our revenue in that market.

  Our relationship with Reuters restricts our ability to earn revenue from sales in the financial services market. Under the license agreement, Reuters is required to pay us product fees based on a percentage of its revenue from sales of our products in the financial services market, excluding products that are embedded in any Reuters products. These product fees may be materially less than the product fees we could obtain from other distributors or resellers in the financial services market. In addition, when we sell our products into the financial services market through third-party distributors other than Reuters, Reuters receives a share of our license revenue.

  Our license agreement with Reuters imposes practical restrictions on our ability to acquire other companies. Our license agreement with Reuters places no specific restrictions on our ability to acquire companies with all or part of their business in the financial services market. However, under the terms of the license agreement, we are prohibited from bundling or combining any of our products that are based on licensed technology with an acquired company's products and services and then selling the bundled or combined products directly to financial services companies. This prohibition could prevent us from realizing potential synergies with companies we acquire.

If we do not retain our key management personnel and attract and retain other highly skilled employees, our business will suffer

  If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers, develop new products and provide acceptable levels of customer service could suffer. The success of our business is heavily dependent on the leadership of our key management personnel, including Vivek Ranadive, our President and Chief Executive Officer. All our executive officers and key personnel are employees at-will. If any of these people were to leave our company it would be difficult to replace them, and our business would be harmed.

  Our success also depends on our ability to recruit, retain and motivate highly skilled sales, marketing and engineering personnel. Competition for these people in the software and Internet industries is intense, and we may not be able to successfully recruit, train or retain qualified personnel.

We must expand our sales force and our network of distribution partners in order to successfully sell our products

  In connection with our establishment as a separate entity in January 1997, we implemented a direct sales model under which we sell our products outside the financial services market principally through our direct sales force and, to a lesser extent, through indirect sales channels such as systems integrators, resellers and distributors. We began to hire and train direct sales personnel in the third quarter of fiscal 1998. We are currently investing, and plan to continue investing, significant resources to expand our direct sales force and our relationships with systems integrators, resellers and distributors. We may not be successful in expanding our direct sales force or other distribution channels, and even if we are, such expansion might not result in an increase in our revenues. If we fail to maintain our existing relationships with indirect sales channel partners or fail to establish new ones, or if our revenue does not increase correspondingly with the expenses we incur in pursuing such relationships, our business will suffer.

Our acquisition strategy could cause financial or operational problems.

  Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. To this end, we may acquire new and complementary businesses, products or technologies, and we may use some of the proceeds of this offering to do so. We do not know if we will be able to complete any acquisitions or if we will be able to successfully integrate any acquired businesses, operate them profitably or retain their key employees. For example, we completed the acquisition of substantially all of the assets of InConcert, Inc. in November 1999. Integrating InConcert or any other newly acquired business, product or technology could be expensive and time-consuming, could disrupt our ongoing business and could distract our management. We may face competition for acquisition targets from larger and more established companies with greater financial resources. In addition, in order to finance any acquisitions, we might be forced to obtain equity or debt financing on terms that are not favorable to us and, in case of equity financing, that results in dilution to our stockholders. If we are unable to integrate effectively InConcert or any other newly acquired entity, product or technology, our business, financial condition and operating results will suffer. In addition, any amortization of goodwill or other assets or other charges resulting from the costs of acquisitions could harm our operating results.

Our software products may have unknown defects which could harm our reputation or decrease market acceptance of our products

  Because our customers depend on our software for their critical systems and business functions, any interruptions caused by unknown defects in our products could damage our reputation, cause our customers to initiate product liability suits against us, increase our product development costs, divert our product development resources, cause us to lose revenue or delay market acceptance of our products, any of which could cause our business to suffer. Our product offerings consist of complex software, both internally developed and licensed from third parties. Complex software may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Although we conduct extensive testing, we may not discover software defects that affect our current or new products or enhancements until after they are sold. Although we have not experienced any material software defects to date, such defects could cause our customers to experience severe system failures.

The rapid growth of our operations could strain our resources and cause our business to suffer

  Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We are increasing the scope of our operations and the size of our direct sales force domestically and internationally, and we have recently increased our headcount substantially. Between December 1, 1997 and November 30, 1999, our total number of employees increased from 145 to 490. Moreover, our revenue increased from $35.3 million in fiscal 1997 to $52.8 million in fiscal 1998 and was $96.4 million in fiscal 1999. This growth has placed and will continue to place a significant strain on our management systems, infrastructure and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures. We will also need to expand, train and manage our workforce worldwide. Furthermore, we expect that we will be required to manage an increasing number of relationships with various customers and other third parties. Failure to expand any of the foregoing areas efficiently and effectively could interfere with the growth of our business as a whole.

Our substantial and expanding international operations are subject to uncertainties which could affect our operating results

  If our revenue from international operations does not exceed the expense of maintaining these operations, our business, financial condition and operating results will suffer. Revenue from the sale of our products and services outside the United States accounted for $15.8 million, $27.7 million and $48.7 million, or 45%, 53% and 51%, of our total revenue for fiscal 1997, 1998 and 1999. We believe that revenue from sales outside the United States will continue to account for a material portion of our total revenue for the foreseeable future. We are exposed to several risks inherent in conducting business internationally, such as:

  . fluctuations in currency exchange rates;

  . unexpected changes in regulatory requirements, including imposition of currency exchange controls, applicable to our business or to the Internet;

  . difficulties and costs of staffing and managing international operations;

  . political and economic instability; and

  . reduced protection for intellectual property rights in certain countries.

  Any of these factors could adversely affect our international operations and, consequently, our operating results.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products

  We cannot be certain that our products do not infringe issued patents or other intellectual property rights of others. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications of which we are not aware may have been filed which relate to our software products. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us or our licensees in connection with their use of our products. Intellectual property litigation is expensive and time-consuming, and could divert our management's attention away from running our business. If we were to discover that our products violated the intellectual property rights of others, we would have to obtain licenses from these parties in order to continue marketing our products without substantial reengineering. We might not be able to obtain the necessary licenses on acceptable terms or at all, and if we could not obtain such licenses, we might not be able to reengineer our products successfully or in a timely fashion. If we fail to address any infringement issues successfully, we will be forced to incur significant costs and could be prevented from selling our products.

                         Risks Related to Our Industry

The market for eBusiness infrastructure software may not grow as quickly as we anticipate, which would cause our revenues to fall below expectations

  The market for eBusiness infrastructure software is relatively new and evolving. We earn a substantial portion of our revenue from sales of our eBusiness infrastructure software, including application integration software, and related services. We expect to earn substantially all of our revenue in the foreseeable future from sales of these products and services. Our future financial performance will depend on continued growth in the number of organizations demanding software and services for application integration, eBusiness and information delivery. Many of our potential customers have made significant investments in internally developed systems and would incur significant costs in switching to third-party products, which may substantially inhibit the growth of the market for enterprise infrastructure software. If this market fails to grow, or grows more slowly than we expect, our sales will be adversely affected.

We must keep pace with rapidly changing technologies and customer demands in order to remain competitive

  If we fail to develop and introduce new products or enhancements of existing products in a timely manner in response to technological and customer demands, our business will suffer. The markets in which we compete are characterized by rapid technological changes, frequent new product introductions and enhancements and changing customer demands and industry standards. The introduction of products incorporating new technologies and the emergence of shifting customer requirements and changing industry standards could render our existing products obsolete. The technological life cycles of our products are difficult to estimate and may vary across customer market segments.

Our business depends on continued growth in use of the Internet for communications and commerce

  If use of the Internet for communications and commerce does not grow as quickly as we expect, revenue from our Internet product and service offerings would be adversely affected. Our strategy includes expanding our business in the portal infrastructure and eBusiness markets, as well as incorporating the Internet as part of the solutions we offer to our customers in other markets. Accordingly, our future success depends in part on the continued growth in the use of the Internet for communications and commerce. The infrastructure, products or services necessary to maintain this growth may not be developed.

                                  Other Risks

Reuters has significant influence over matters affecting us, and the interests of Reuters may conflict with those of our public stockholders

  Reuters is in a position to significantly influence the outcome of corporate actions that could conflict with the interests of our public stockholders, such as:

  . amending our corporate documents;

  . determining the amount and timing of dividends paid to itself and to other holders of common stock;

  . changing the size and composition of our board of directors and committees of our board of directors; and

  . otherwise controlling management and operations and the outcome of most matters submitted for stockholder votes.

As of November 30, 1999, and assuming our issuance of 4,025,750 shares of common stock in this offering, Reuters will own approximately 61.2% of our common stock. Reuters has agreed to limit its right to vote its shares of our stock so that the votes cast by Reuters will not represent more than 49% of the total votes eligible to be cast.

  In addition, pursuant to a stockholders agreement, Reuters has the right to nominate four of the ten representatives on our board of directors and one member of the audit and compensation committees of our board of directors, and stockholders holding a majority of our stock have agreed to vote for the Reuters nominees. Reuters also has the right under the stockholders agreement to approve fundamental decisions relating to sales of our company and stock issuances and acquisitions in excess of specified thresholds.

Management might apply the net proceeds from this offering to uses that do not improve our operating results or market value.

  We have not reserved or allocated the net proceeds for any specific purpose, and we cannot specify with certainty how we will use the proceeds of this offering. Consequently, our management will have broad discretion with respect to the application of proceeds from this offering, and you will not have the opportunity, as part of your investment in our common stock, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our operating results or market value.

  We may use a portion of the net proceeds for investments in companies with complementary technologies or products, or which provide us with access to additional vertical markets. These investments may not result in any meaningful commercial benefit to us and our investments could lose all or a significant part of their value. Moreover, in certain circumstances, these investments could subject us to restrictions imposed by the Investment Company Act of 1940. We may have to take actions, including buying, refraining from buying, selling or refraining from selling securities when we would otherwise not wish to, in order to avoid registration under the Investment Company Act.

Our stock price may be volatile, which could cause investors to lose all or part of their investments in our stock

  The stock market in general, and the stock prices of technology and Internet-related companies in particular, have recently experienced volatility which has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, our stock price could decline regardless of our actual operating performance, and investors could lose all or part of their investments.

Future dispositions of our common stock by Reuters could adversely affect the market price of our common stock

  Any sale or distribution by Reuters of a substantial amount of common stock in the public market or to its stockholders, or the perception that such a sale or distribution could occur, could have an adverse effect on the market price of our common stock. As of November 30, 1999, and assuming our issuance of 4,025,750 shares of common stock in this offering, Reuters will own approximately 61.2% of our outstanding common stock. Reuters is not obligated to retain these shares, except that subject to limited exceptions, it has agreed not to sell or otherwise dispose of any shares of common stock for 90 days after the completion of this offering without the consent of the underwriters of this offering. After the expiration of this 90-day period, Reuters could dispose of its shares of our common stock through a public offering, spin-off or other transaction. Reuters has the right, under certain circumstances, to require us to register its shares of our common stock for public resale.

                                USE OF PROCEEDS

  The net proceeds to be received by us from our sale of common stock in this offering after deducting estimated expenses of $650,000 and underwriting discounts and commissions, all of which are payable by us, are estimated to be approximately $405.8 million, or approximately $481.5 million if the underwriters exercise their option to purchase additional shares in full. We currently expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. In this regard we currently expect that we will use approximately $15.0 million of the net proceeds in connection with leasehold improvements and the purchase of computer equipment. We may also use a portion of the net proceeds to acquire or invest in companies with complementary technologies or products, or which provide us with access to additional vertical markets. We do not currently have any agreements or commitments with respect to any such transactions. Pending use of the net proceeds for the above purposes, we intend to invest such funds in short-term, interest-bearing obligations.

                          PRICE RANGE OF COMMON STOCK

  Our common stock is quoted on The Nasdaq National Market under the symbol "TIBX". The following table shows the high and low sale prices per share of the common stock as reported on the Nasdaq National Market for the periods indicated:

                                                                  High    Low
                                                                 ------- ------
   Fiscal Year 1999
     Third Quarter (from July 14, 1999)......................... $ 13.79 $ 6.58
     Fourth Quarter.............................................   43.83   8.88
   Fiscal Year 2000
     First Quarter..............................................  137.94  29.13
     Second Quarter (through March 21, 2000)....................  147.00 101.00

  On March 21, 2000, the last reported sale price of our common stock on The Nasdaq National Market was $106.00 per share. As of November 30, 1999, there were approximately 387 stockholders of record of our common stock.

                                DIVIDEND POLICY

  We have never paid cash dividends on our common stock or other securities. We anticipate that we will retain any future earnings for use in the expansion and operation of our business, and accordingly we do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of November 30, 1999 and our as adjusted capitalization to reflect the net proceeds from our sale of 4,025,750 shares of our common stock at the public offering price of $106.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.



                                                           November 30, 1999
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (in thousands,
                                                                 except
                                                             per share data)
Stockholders' equity:
  Preferred stock, $0.001 par value per share;
   25,000 shares authorized; no shares issued or
   outstanding........................................... $    --    $    --
  Common stock, $0.001 par value per share; 300,000
   shares authorized; 181,215 shares issued and
   outstanding actual and 185,241 shares issued and
   outstanding as adjusted...............................      181        185
  Additional paid-in capital.............................  182,939    588,745
  Unearned stock-based compensation......................   (8,083)    (8,083)
  Accumulated other comprehensive loss...................      (24)       (24)
  Accumulated deficit....................................  (37,095)   (37,095)
                                                          --------   --------
    Total capitalization................................. $137,918   $543,728
                                                          ========   ========

  The table above excludes approximately 31,440,000 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.12 share as of November 30, 1999, and approximately 1,661,000 shares reserved for future grants under our 1996 Stock Option Plan and our 1998 Director Option Plan as of November 30, 1999. See "Management--Stock Plans" beginning on page 49 for a description of these plans, and "Description of Capital Stock" beginning on page 63 and Note 8 of Notes to Consolidated Financial Statements beginning on page F-17 for a description of our capital stock.

                                    DILUTION

  Our pro forma net tangible book value as of November 30, 1999 was approximately $107.2 million or $0.59 per share of common stock. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less our total liabilities, by the number of shares of common stock outstanding at that date. After giving effect to the sale by us of the 4,025,750 shares of common stock in the offering at the public offering price of $106.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of November 30, 1999 would have been approximately $513.0 million or $2.77 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $2.18 per share and an immediate dilution to new investors of $103.23 per share. Accordingly, after the offering, the excess of our tangible assets over our liabilities calculated on a per share basis will be less than the purchase price paid for those shares by investors in the offerings. The following table illustrates the per share dilution:

Public offering price per share of common stock.................       $106.00
Pro forma net tangible book value per share of common stock as of November 30, 1999........................................... $0.59
Increase in net tangible book value per shares of common stock attributable to new investors..................................  2.18
                                                                 -----
Pro forma net tangible book value per share of common stock
 after the offering.............................................          2.77
                                                                       -------
Dilution per share of common stock to new investors.............       $103.23
                                                                       =======

  The foregoing table assumes no exercise of any outstanding stock options after November 30, 1999. As of November 30, 1999, there were outstanding options to purchase an aggregate of 31.4 million shares of common stock at a weighted average exercise price of $1.12 per share. If such options are exercised, new investors will incur additional dilution from the amount shown in the table above. See "Management--Stock Plans" beginning on page 51 for a description of the plans under which these options were granted.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with, and are qualified by reference to, our financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for the eleven months ended November 30, 1997 and the years ended
November 30, 1998 and 1999, and the balance sheet data as of November 30, 1998 and 1999 are derived from, and are qualified by reference to, our audited financial statements included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 1996 and the balance sheet data as of December 31, 1996 and November 30, 1997 are derived from, and are qualified by reference to, our audited financial statements not included in this prospectus. The financial data as of and for the year ended December 31, 1995 are derived from unaudited financial information not included in this prospectus.

  Our financial statements discussed herein, and the following selected financial data, reflect our historical results of operations, financial position and cash flows. The financial information for 1995 and 1996 contained herein have been carved out from the financial statements of a subsidiary of Reuters using the historical results of operations and the historical bases of the assets and liabilities of the non-financial business of such subsidiary. We believe that the assumptions underlying our financial information for 1995 and 1996 are reasonable. However, the financial information included herein, particularly for periods prior to fiscal 1997, may not necessarily reflect our future results of operations, financial position and cash flows or the financial results we would have achieved if we had been a separate stand-alone entity during these periods.

                               Year Ended      Eleven Months    Year Ended
                              December 31,         Ended       November 30,
                            -----------------  November 30,  ------------------
                              1995     1996        1997        1998      1999
                            --------  -------  ------------- --------  --------
                                 (in thousands, except per share data)
Statement of Operations
Data:
Revenue:
  License revenue.........  $  4,487  $ 6,066     $ 6,219    $ 17,495  $ 56,916
  Service and maintenance
   revenue................    21,507   24,249      29,055      35,262    39,524
                            --------  -------     -------    --------  --------
    Total revenue.........    25,994   30,315      35,274      52,757    96,440

Cost of revenue...........    14,658   19,606      15,847      27,682    36,612
                            --------  -------     -------    --------  --------
Gross profit..............    11,336   10,709      19,427      25,075    59,828
                            --------  -------     -------    --------  --------
Operating expenses:
  Research and
   development............     3,592    6,576       9,385      14,787    27,478
  Sales and marketing.....     1,838    2,949       7,008      15,242    33,130
  General and
   administrative.........     1,483    2,077       3,565       4,025     8,229
  Amortization of stock-
   based and other
   compensation(/1/)......    20,684    2,196       4,672       5,064     9,252
  Acquired in-process
   research and
   development............       --       --          --          --      2,800
  Amortization of goodwill
   and acquired
   intangibles............       --       --          --          --        521
                            --------  -------     -------    --------  --------
    Total operating
     expenses.............    27,597   13,798      24,630      39,118    81,410
                            --------  -------     -------    --------  --------
Loss from operations......   (16,261)  (3,089)     (5,203)    (14,043)  (21,582)
Other income (expense),
 net......................      (468)  (1,551)        540       1,092     2,101
                            --------  -------     -------    --------  --------
Net loss..................  $(16,729) $(4,640)    $(4,663)   $(12,951) $(19,481)
                            ========  =======     =======    ========  ========
Net loss per share--basic
 and diluted..............                        $ (0.08)   $  (0.22) $  (0.19)
                                                  =======    ========  ========
Weighted average common
 shares outstanding(/2/)..                         57,606      60,033   104,112
                                                  =======    ========  ========

--------
(1) In the years ended December 31, 1995 and 1996, our stock-based and other compensation expense consisted of contingent compensation earned by employees in connection with the acquisition of Teknekron by Reuters.
(2) See Note 2 of Notes to Consolidated Financial Statements for an explanation of shares used to compute net loss per share.

                                      December 31,           November 30,
                                    -----------------  ------------------------
                                      1995     1996     1997    1998     1999
                                    --------  -------  ------- ------- --------
                                                 (in thousands)
Balance Sheet Data:
Cash, cash equivalents, deposits
 held by
 Reuters and short-term
 investments....................... $    --   $   --   $18,318 $15,970 $ 89,807
Working capital....................  (22,155)  (2,167)  15,168  18,301   95,603
Total assets.......................    9,539   10,996   31,046  36,289  179,638
Owner's net investment
 (liability).......................  (19,574)     451      --      --       --
Stockholders' equity...............      --       --    17,167  21,704  137,918

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  You should read the following discussion and analysis together with "Selected Financial Data" and our financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors, including those more fully described in the "Risk Factors" section and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                    Overview

  We develop and market a suite of eBusiness infrastructure software products that enables businesses to link internal operations, business partners and customer channels in real time. We are the successor to a portion of the business of Teknekron Software Systems, Inc. Teknekron developed software, known as the TIB technology, for the integration and delivery of market data, such as stock quotes, news and other financial information, in trading rooms of large banks and financial services institutions. In 1992, Teknekron expanded its development efforts to include solutions designed to enable complex and disparate manufacturing equipment and software applications--primarily in the semiconductor fabrication market--to communicate within the factory environment. Teknekron was acquired by Reuters in 1994. Following the acquisition, continued development of the TIB technology was undertaken to expand its use in the financial services markets. In January 1997, our company, TIBCO Software Inc., was established as an entity separate from Teknekron.

  We were formed to create and market software solutions for use in the integration of business information, processes and applications in diverse markets and industries outside the financial services sector. In connection with our establishment as a separate entity, Reuters transferred to us certain assets and liabilities related to our business and granted to us a royalty-free license to the intellectual property incorporated into some of our current software products. Reuters also assigned to us license and service contracts primarily within the manufacturing and energy markets.

  During fiscal 1997, our operating activities related primarily to the development of our TIB products, supporting the installed base of financial services companies using TIB-based solutions sold through Reuters and expanding our presence in the manufacturing and energy markets. During fiscal 1998, we expanded our product development activities and continued to invest in creating a product marketing organization and engaging in advertising programs to build our corporate brand identity. We also built our domestic and international direct sales force and created a general and administrative infrastructure. During the second half of fiscal 1998, we began initial shipments of our TIB products. We also formally introduced our TIBCO.net product and service offering for creating and managing eBusiness activities, such as enabling stock quotation services. During fiscal 1999, we added approximately 200 new customers for our TIB products, and we strengthened our position in our key vertical markets--telecommunication, Internet portals, manufacturing, energy and financial services. In fiscal 1999, we also established and strengthened strategic realtionships with leading companies aimed at providing complementary business-to-business eCommerce and Internet solutions. In addition, we released TIB/PortalBuilder, a portal construction product.

  In fiscal 1997 and to a lesser extent in fiscal 1998, our revenue consisted primarily of license and maintenance fees from the contracts assigned to us by Reuters in connection with our formation, fees from providing integration services to customers transferred to us by Reuters and development and maintenance fees paid to us by Reuters. Our revenue in fiscal 1999 consisted primarily of license and product fees from our customers and distributors, including from Reuters pursuant to our license agreement with them, both of which are primarily attributable to sales of our TIB products. In addition, we receive fees from our customers for providing project integration services. We also receive revenue from our TIBCO.net customers. Revenue from these customers is a combination of fixed service charges, a percentage of the advertising fees generated from their TIBCO.net-enabled web pages and a charge for each user visit to these web pages. We also receive revenue from strategic relationships with business partners who embed our products in their solutions, as well as from systems integrators who resell our products.

  We recognize license revenue when a signed contract or other persuasive evidence of an arrangement exists, the software has been shipped or electronically delivered, the license fee is fixed or determinable, and collection of the resulting receivable is probable. When contracts contain multiple elements wherein vendor specific objective evidence exists for all undelivered elements, we account for the delivered elements in accordance with the "Residual Method" prescribed by SOP 98-9. Any maintenance revenue included in these arrangements is recognized ratably over the term of the arrangement. Revenue from subscription license agreements, which include software, rights to future products and maintenance, is recognized ratably over the term of the subscription period. Revenue on shipments to resellers, which is generally subject to certain rights of return and price protection, is recognized when the products are sold by the resellers to the end-user.

  We recognize service revenue as the services are performed or on the percentage-of-completion method of accounting, depending on the nature of the project. Under the percentage-of-completion method, revenue recognized is that portion of the total contract price equal to the ratio of costs expended to date to the anticipated final total cost, based on current estimates of the cost to complete the project. To the extent that these arrangements include license fees, such fees are recorded as license revenue based on the percentage-of-completion ratio. If the total estimated cost to complete a project exceeds the total contract amount, indicating a loss, the entire anticipated loss would be recognized currently.

  Our distributors generally pay us negotiated royalties on their sales of our products. Reuters distributes our products to customers in the financial services market segment. Through December 2001, Reuters must pay us product fees based on a percentage of the revenue it derives from the sale of licenses and maintenance for our products. Under our license agreement with Reuters, minimum guaranteed product fees are $16 million in calendar 1999, $18 million in calendar 2000 and $20 million in calendar 2001. We recognized $14.2 million in fiscal 1999. We will recognize revenue in the amount of these guaranteed product fees ratably over the contractual period. In any period where actual product fees exceed the minimum guaranteed product fees for the year, the actual product fees and cumulative minimum guaranteed product fees will be recognized as revenue.

  In 1997, we changed our fiscal year from the twelve months ending December 31st to the twelve months ending November 30th. Accordingly, our financial results for 1997 reflect our operations for the eleven months ended November 30, 1997 and are not comparable to our results for fiscal 1999, 1998 or any prior period. Our fiscal year ends on November 30th and our fiscal quarters generally end on the Friday closest to calender month-end of February, May and August. For ease of readership throughout this prospectus, we have indicated our interim fiscal periods as having ended on the last day of the month in which such period actually ended.

  Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include the timing of significant orders and the length of our sales cycle, technical difficulties in our software, the growth rate of the eBusiness infrastructure software market, our ability to continue to attract and retain customers in international markets, and the success of Reuters and other distributors in selling our products in the financial services market. Due to the emerging nature of the markets in which we compete, it may be difficult to forecast our revenue accurately. Our expense levels are based in part on our expectations with regard to future revenue. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any of these factors may have a material adverse effect on our business, results of operations and financial condition. See "Risk Factors" for a further description of these and other factors that could adversely affect our business, results of operations and financial condition.
                             Results of Operations

  The following table sets forth data from our statement of operations expressed as percentages of revenue:

                                                    Eleven     Year Ended
                                                 Months Ended November 30,
                                                 November 30, ----------------
                                                     1997      1998      1999
                                                 ------------ ------    ------
Revenue:
  License.......................................      18 %        33 %      59 %
  Service and maintenance.......................      82          67        41
                                                     ---      ------    ------
    Total revenue...............................     100         100       100
Cost of revenue.................................      45          52        38
                                                     ---      ------    ------
Gross profit....................................      55          48        62
                                                     ---      ------    ------
Operating expenses:
  Research and development......................      27          28        28
  Sales and marketing...........................      20          29        34
  General and administrative....................      10           8         9
  Amortization of stock-based compensation......      13          10        10
  Acquired in-process research and development..     --          --          3
  Amortization of goodwill and acquired
   intangibles..................................     --          --          1
                                                     ---      ------    ------
    Total operating expenses....................      70          75        85
                                                     ---      ------    ------
Loss from operations............................     (15)        (27)      (23)
Other income, net...............................       2           2         2
                                                     ---      ------    ------
Net loss........................................     (13)%       (25)%     (21)%
                                                     ===      ======    ======

Total Revenue

  Revenue was $35.3 million, $52.8 million and $96.4 million in fiscal 1997, 1998, and 1999, respectively, representing increases of $17.5 million, or 50%, from fiscal 1997 to fiscal 1998 and $43.7 million, or 83%, from fiscal 1998 to fiscal 1999. No trade customer accounted for more than 10% of our total revenue in fiscal 1999. In fiscal 1998, Cedel Global Services accounted for 17% of total revenue. NEC Electronics accounted for 17% of total revenue in fiscal 1997. Revenue from Reuters accounted for 27%, 15% and 19% of our total revenue in fiscal 1997, 1998 and 1999, respectively. In fiscal 1997 and 1998 revenue from Reuters consisted primarily of maintenance and consulting fees for services we performed for Reuters, while in fiscal 1999, revenue from Reuters of $18 million consisted primarily of product fees on its sales of our products under our license agreement.

License Revenue

  License revenue was $6.2 million, $17.5 million and $56.9 million in fiscal 1997, 1998, 1999, respectively, representing increases of

$11.3 million, or 181%, from fiscal 1997 to fiscal 1998 and $39.4 million, or 225%, from fiscal 1998 to fiscal 1999. These increases were due primarily to the increased volume of sales of our TIB products which were introduced during the second half of fiscal 1998. License revenue was 18%, 33% and 59% of total revenue in fiscal 1997, 1998 and 1999, respectively. The growth in license revenue as a percentage of total revenue reflects our strategy of pursuing a license-driven business model. We believe that license revenue will continue to grow significantly in absolute dollars and, to a lesser extent, as a percentage of total revenue in fiscal 2000.

Service and Maintenance Revenue

  Service and maintenance revenue was $29.1 million, $35.3 million and $39.5 million in fiscal 1997, 1998 and 1999, respectively, representing increases of $6.2 million, or 21%, from fiscal 1997 to fiscal 1998 and $4.2 million, or 12%, from fiscal 1998 to fiscal 1999. These increases resulted primarily from additional maintenance revenue related to the growth in license revenue. Service and maintenance revenue was 82%, 67% and 41% of total revenue in fiscal 1997, 1998 and 1999, respectively. We believe service and maintenance revenue will continue to grow moderately in absolute dollars and will decline modestly in fiscal 2000 as a percentage of total revenue as license revenue continues to increase as a percentage of total revenue.

Cost of Revenue

  Cost of revenue consists primarily of salaries and third-party contractor and associated expenses primarily related to providing project implementation services and, to a lesser extent, the cost of providing maintenance and customer support services. The majority of our cost of revenue is directly related to our service revenue. Cost of revenue was $15.8 million, $27.7 million and $36.6 million in fiscal 1997, 1998 and 1999, respectively, representing increases of $11.8 million, or 75%, from fiscal 1997 to fiscal 1998 and $8.9 million, or 32%, from fiscal 1998 to fiscal 1999. Cost of revenue was 45%, 52% and 38% of total revenue in fiscal 1997, 1998 and 1999, respectively. The increase in cost of revenue in fiscal 1998, both in amount and as a percentage of revenue, was primarily as a result of using third-party contractors to support our contract with Cedel Global Services and hiring additional technical staff to support our growing installed base of customers. The increase in cost of revenue in absolute dollars in fiscal 1999 was a result of increased service and maintenance revenue and the decrease as a percentage of total revenue was due primarily to the increase in license revenue as a percentage of total revenue.

Research and Development Expenses

  Research and development expenses consist primarily of personnel and related costs associated with the development of our TIB products. Research and development expenses were $9.4 million, $14.8 million and $27.5 million in fiscal 1997, 1998 and 1999, respectively, representing increases of $5.4 million, or 58%, from fiscal 1997 to fiscal 1998 and $12.7 million, or 86%, from fiscal 1998 to fiscal 1999. These increases were due primarily to growth in our development staff as we continued to expand the TIB product offerings and upgrade the performance of existing products. Research and development expenses were 27%, 28% and 28% of total revenue in fiscal 1997, 1998 and 1999, respectively. We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, expect that spending on research and development will continue to increase in absolute dollars.

Sales and Marketing Expenses

  Sales and marketing expenses consist primarily of personnel and related costs of our direct sales force and marketing staff and the cost of marketing programs, including advertising, trade shows, promotional materials and customer conferences. Sales and marketing expenses were $7.0 million, $15.2 million and $33.1 million in fiscal 1997, 1998 and 1999, respectively, representing increases of $8.2 million, or 117%, from fiscal 1997 to fiscal 1998 and $17.9 million, or 117%, from fiscal

1998 to fiscal 1999. These increases resulted primarily from the growth of our domestic and international direct sales force in order to sell our expanding family of TIB products, which was released in the second half of fiscal 1998. Sales and marketing expenses were 20%, 29% and 34% of total revenue in fiscal 1997, 1998, and 1999, respectively. We intend to continue to increase staff in our direct sales organization and to develop product marketing and branding campaigns and, accordingly, expect that sales and marketing expenditures will continue to increase substantially in absolute dollars and increase moderately as a percentage of total revenue for fiscal 2000.

General and Administrative Expenses

  General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including executive, legal, finance, accounting, human resources and information systems. General and administrative expenses were $3.6 million, $4.0 million and $8.2 million in fiscal 1997, 1998 and 1999, respectively, representing increases of $460,000, or 13%, from fiscal 1997 to fiscal 1998 and $4.2 million, or 104%, from fiscal 1998 to fiscal 1999. These increases were primarily a result of increased staffing and associated operational costs related to building our general and administrative infrastructure. As we develop our infrastructure to support a larger, more global organization, we believe that general and administrative expenses will increase moderately in absolute dollars but remain relatively stable as a percentage of total revenue for fiscal 2000.

Amortization of Stock-based Compensation

  In connection with the grant of stock options to employees and non-employee directors during fiscal 1997, 1998 and 1999, we recorded aggregate unearned compensation of $23.2 million, representing the difference between the deemed fair value of our common stock at the date of grant and the exercise price of such options. Such amount is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable option. The increase was due primarily to the grant of stock options to employees prior to our initial public offering in July 1999. We expect to amortize $4.0 million, $2.3 million, $1.2 million, $0.5 million and $0.1 million of unearned stock-based compensation in fiscal 2000, 2001, 2002, 2003 and 2004, respectively. Stock-based compensation expense related to employees and non-employee directors was $4.6 million, $4.7 million and $5.8 million in fiscal 1997, 1998 and 1999, respectively.

  Stock-based compensation expense related to stock options granted to consultants is recognized as earned, using the multiple option method as prescribed by FASB Interpretation No. 28. At each reporting date, we re-value the stock-based compensation using the Black-Scholes option pricing model. As a result, the stock-based compensation expense will fluctuate as the fair market value of our common stock fluctuates. In connection with the grant of stock options to consultants, we recorded stock-based compensation expense of $30,000, $336,000 and $3.5 million in fiscal 1997, 1998 and 1999, respectively.
As of November 30, 1999, we expect to amortize stock-based compensation expense of $13.6 million, $5.6 million, $1.9 million and $675,000 in fiscal 2000, 2001, 2002 and 2003, respectively, assuming no change in the underlying value of our common stock.

Acquired In-Process Research and Development

  In November 1999, we purchased substantially all the assets of InConcert, Inc., a subsidiary of Xerox Corporation, for $34.0 million in cash. InConcert is a developer of business integration solutions for telecommunications companies. The transaction was recorded under the purchase method of accounting. The total purchase price of $35.6 million includes cash of $34 million, accrued severance costs reimbursable to Xerox of approximately $1.3 million and acquisition related expenses, consisting of financial advisory, accounting and legal fees, of approximately $0.3 million. The allocation of the purchase price was based upon an independent, third-party appraisal and our estimates and was allocated to net tangible assets acquired of $1.6 million, in-process research and development of $2.8 million and other acquired intangible assets and goodwill of $31.2 million. The acquired intangible assets and goodwill are being amortized over their estimated useful lives of 5 years.

  Upon consummation of the acquisition, we immediately charged to expense $2.8 million representing acquired in-process research and development that had not yet reached technological feasibility and had no alternative future use. See "Notes to Consolidated Financial Statements". The expensed amount was determined by estimating the costs to develop the acquired in-process research and development into commercially viable products, estimating the resulting net cash flows from such projects and discounting the net cash flows back to their present value. The costs to develop the acquired in-process research and development include a core technology charge. The in-process research and development is expected to be commercially viable in 2000. InConcert's in-process research and development projects are related to its simplifying its business integration solution and enhancing the user interface of the product in order to make it easier to use for non-technical personnel.

  Although we believe we are well-positioned to successfully complete the research and development program, there is risk associated with the completion of the project and there is no assurance that it will meet with either technological or commercial success. Our estimate of the net cash flows resulting from the product enhancements underway at InConcert, which was used to value the purchased research and development, was based on management's estimates of revenue, cost of revenue, research and development costs, selling, general and administrative costs and income taxes from the project. The revenue projections were based on the potential size of the market for the enhanced business integration solution in the telecommunications industry, our ability to gain market acceptance for that product and its life cycle. Estimated revenue from the acquired in-process product area commences in 2000 and is estimated to grow for each of the four years thereafter.

  The net cash flows generated from the in-process technology are expected to reflect earnings before interest, taxes and depreciation of approximately 19% for the sales generated from in-process technology. The discount of the net cash flows to their present value is based on the weighted average cost of capital (WACC). The WACC calculation produces the average required rate of return of an investment in an operating enterprise, based on various required rates of return from investments in various areas of the enterprise. The discount rate used to discount the net cash flows from the acquired in-process technology was 29%. This discount rate reflects the uncertainty surrounding the successful development of the acquired in-process technology, the useful life of such technology, the profitability levels of such technology, if any, and the uncertainty of technological advances, all of which are unknown at this time. If this project is not successfully developed, our business, operating results and financial condition may be negatively affected in future periods. In addition, the value of other intangible assets acquired may become impaired. To date, our results relating to sales of the InConcert product lines have not differed significantly from the forecast assumptions. Our research and development expenditures since this acquisition have not differed materially from expectations. Nevertheless, the risks associated with the research and development are still considered high and no assurance can be made that upcoming products and product enhancements will meet market expectations.

  Existing technology relates to the InConcert software solutions that combine process management and application integration functions by integrating corporate databases, third-party applications and legacy systems in order to convert disparate applications into integrated solutions. This technology was valued at $14 million using the net cash flow expected as a result of the sale of these products and discounted to the present using a 24% discount rate. The customer base was also valued using the net cash flow expected as result of the stream of revenues from existing customers from license fees, professional services and maintenance support and then discounted to the present using a

24% discount rate. The workforce was valued by estimating the cost to replace the current assembled workforce, considering such costs as recruiting and training. Finally, the trademark was valued by applying a trademark royalty rate of 1% to forecasted revenue, and then the net cash flow expected from these amounts was discounted at a rate of 24% to arrive an estimated fair market value. There can be no assurance that these assumptions will prove accurate, or that we will realize the anticipated benefit of this acquisition.

Other Income, Net

  Other income, net includes interest and other miscellaneous income and expense items. Other income, net was $0.5 million, $1.1 million, and $2.1 million in fiscal 1997, 1998 and 1999, respectively. The increase in fiscal 1999 was due primarily to interest income earned from our investments which increased significantly as a result of the money raised in connection with our initial public offering in July 1999.

Income Taxes

  We have incurred operating losses for all periods. At November 30, 1999, we had federal and California net operating loss carryforwards of $12.7 million and $6.7 million respectively, which expire through 2019 and 2006, respectively. We also have available federal and California tax credit carryforwards of $1.6 million and $1.2 million respectively, which expire through 2019. In the event of a change in ownership, as defined under federal and state tax laws, the utilization of these carryforwards could be subject to certain limitations in future years.

                        Quarterly Results of Operations

  The following table sets forth data from our statement of operations and also presents such data as a percentage of total revenue. The statement of operations data has been derived from our unaudited financial statements, which have been prepared on substantially the same basis as our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. You should read this information in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus. Our operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                   Three Months Ended
                          -----------------------------------------------------------------------------------
                          Feb. 28,   May 31,   Aug. 31,   Nov. 30,   Feb. 28,   May 31,   Aug. 31,   Nov. 30,
                            1998      1998       1998       1998       1999      1999       1999       1999
                          --------   -------   --------   --------   --------   -------   --------   --------
                                            (unaudited, dollars in thousands)
Revenue:
 License................  $ 4,977    $ 2,877   $ 3,346    $ 6,295    $ 9,719    $12,340   $13,156    $21,702
 Service and
  maintenance...........    6,995     10,005     7,526     10,736      8,303      8,710    10,880     11,630
                          -------    -------   -------    -------    -------    -------   -------    -------
   Total revenue........   11,972     12,882    10,872     17,031     18,022     21,050    24,036     33,332
Cost of revenue.........    6,734      6,571     6,592      7,785      7,513      8,727     9,738     10,633
                          -------    -------   -------    -------    -------    -------   -------    -------
Gross profit............    5,238      6,311     4,280      9,246     10,509     12,323    14,298     22,699
                          -------    -------   -------    -------    -------    -------   -------    -------
Operating expenses:
 Research and
  development...........    2,838      3,096     3,995      4,858      5,646      6,265     7,032      8,536
 Sales and marketing....    2,978      3,444     3,994      4,826      5,416      7,513     8,093     12,107
 General and
  administrative........      736        898       958      1,433      1,532      2,004     1,756      2,938
 Stock-based
  compensation..........    1,102        968     1,465      1,529      1,587      1,821     2,021      3,823
 Acquired in-process
  research and
  development...........       --         --        --         --         --         --        --      2,800
 Amortization of
  goodwill and acquired
  intangibles...........       --         --        --         --         --         --        --        521
                          -------    -------   -------    -------    -------    -------   -------    -------
   Total operating
    expenses............    7,654      8,406    10,412     12,646     14,181     17,603    18,902     30,725
                          -------    -------   -------    -------    -------    -------   -------    -------
Loss from operations....   (2,416)    (2,095)   (6,132)    (3,400)    (3,672)    (5,280)   (4,604)    (8,026)
Other income (expense),
 net....................      281        289       315        207       (274)       267       675      1,434
                          -------    -------   -------    -------    -------    -------   -------    -------
Net loss................  $(2,135)   $(1,806)  $(5,817)   $(3,193)   $(3,946)   $(5,013)  $(3,929)   $(6,592)
                          =======    =======   =======    =======    =======    =======   =======    =======
As a Percentage of Total
 revenue:
Revenue:
 License................       42 %       22 %      31 %       37 %       54 %       59 %      55 %       65 %
 Service and
  maintenance...........       58         78        69         63         46         41        45         35
                          -------    -------   -------    -------    -------    -------   -------    -------
   Total revenue........      100        100       100        100        100        100       100        100
Cost of revenue.........       56         51        61         46         42         41        41         32
                          -------    -------   -------    -------    -------    -------   -------    -------
Gross profit............       44         49        39         54         58         59        59         68
                          -------    -------   -------    -------    -------    -------   -------    -------
Operating expenses:
 Research and
  development...........       24         24        37         29         31         30        29         26
 Sales and marketing....       25         26        37         28         30         36        34         36
 General and
  administrative........        6          7         9          8          8          9         7          9
 Stock-based
  compensation..........        9          8        13          9          9          9         8         11
 Acquired in-process
  research and
  development...........       --         --        --         --         --         --        --          8
 Amortization of
  goodwill and acquired
  intangibles...........       --         --        --         --         --         --        --          2
                          -------    -------   -------    -------    -------    -------   -------    -------
   Total operating
    expenses............       64         65        96         74         78         84        78         92
                          -------    -------   -------    -------    -------    -------   -------    -------
Loss from operations....      (20)       (16)      (57)       (20)       (20)       (25)      (19)       (24)
Other income (expense),
 net....................        2          2         3          1         (2)         1         3          4
                          -------    -------   -------    -------    -------    -------   -------    -------
Net loss................      (18)%      (14)%     (54)%      (19)%      (22)%      (24)%     (16)%      (20)%
                          =======    =======   =======    =======    =======    =======   =======    =======

  Our revenue has fluctuated from quarter to quarter due to many factors, including new product introductions, seasonality in our third fiscal quarter when our revenue has been negatively impacted by the summer holiday season in Europe, and the signing of significant license agreements. The introduction of our initial TIB products in the second half of fiscal 1998 contributed to the quarterly sequential growth in revenue beginning in the fourth quarter of fiscal 1998. The decrease in revenue in the third quarter of fiscal 1998 reflects a combination of seasonality and the absence of revenue from several significant TIB product implementations that were completed in the previous quarter.

  Our cost of revenue has fluctuated in both absolute dollars and as a percentage of revenue, primarily as a result of changes in the level of quarterly service revenue as the majority of our cost of revenue is directly related to our service revenue. In addition, cost structures of service projects vary due to such factors as complexity and the use of third-party contractors. Beginning in the fourth quarter of fiscal 1998, our gross profit in each quarter presented has exceeded 50% as we shifted to an increasingly license-driven business model.

  Total operating expenses have increased each quarter beginning with the first quarter of fiscal 1998. These increases primarily reflect the addition of sales staff as we expanded our domestic and international direct sales force and advertising, as well as the expansion beginning in the same quarter of marketing programs to promote our corporate brand. Beginning in the third quarter of fiscal 1998, our addition of engineering staff to support the development of our TIB product offerings, particularly new connectivity products, as well as general and administrative staff to support a larger, more global organization, also contributed to the increase in our operating expenses.

  Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include the timing of significant orders and the length of our sales cycle, technical difficulties in our software, the growth rate of the enterprise infrastructure software market, our ability to continue to attract and retain customers in international markets, and the success of Reuters and other distributors in selling our products in the financial services market. Due to the emerging nature of the markets in which we compete, it may be difficult to forecast our revenue accurately. Our expense levels are based in part on our expectations with regard to future revenue. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any of these factors may have a material adverse effect on our business, results of operations and financial condition. See "Risk Factors" beginning on page 6 for a further description of these and other factors that could adversely affect our business, results of operations and financial condition.

                        Liquidity and Capital Resources

  Prior to our initial public offering, we funded our operations primarily through the sale of our capital stock. We raised an aggregate of $26.7 million from the sale of preferred stock to Cisco Systems and Mayfield venture capital funds. In July 1999, we completed an initial public offering, in which we sold 27,485,001 shares of our common stock, including 3,285,000 shares purchased by the underwriters pursuant to their over-allotment option, 1,500,000 shares sold directly to Sun Microsystems and 800,000 shares sold directly to Yahoo! Inc. at $5.00 per share. Net proceeds aggregated approximately $123.5 million, net of underwriters' commission and offering expenses of $13.9 million.

  Net cash provided by operating activities in fiscal 1997 was $2.4 million, resulting primarily from increases in accrued liabilities and receipt of prepayments on contracts. Net cash used for operating activities in fiscal 1998 and 1999 was $11.8 million and $9.7 million, respectively, resulting primarily from our net losses.

  Net cash used in investing activities was $11.1 million, $8.2 million and $103.8 million in fiscal 1997, 1998 and 1999, respectively. Net cash used in investing activities in these periods was related primarily to the purchase of property and equipment, principally desktop and network hardware and software, and the investment of surplus funds received from the issuance of our capital stock. Net cash used for investing activities for fiscal 1999 was also related to the acquisition of InConcert.

  Net cash provided by financing activities for fiscal 1997, 1998 and 1999, respectively, was $16.7 million, $12.4 million and $126.5 million. Cash provided by financing activities was primarily the result of net proceeds from the sale of our common stock in 1999 and of our preferred stock in 1998 and 1997.

  At November 30, 1999, we had $89.8 million in cash, cash equivalents and investments. We anticipate continued growth in our operating expenses for the foreseeable future, particularly in sales and marketing expenses and, to a lesser extent, research and development and general and administrative expenses. As a result, we expect to use our cash resources to fund our operating expenses and capital expenditures, and additionally, to fund acquisitions or investments in complementary businesses, technologies or products. We believe that our current cash, cash equivalents and investments will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next twelve months.

                         Year 2000 Readiness Disclosure

  Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. In order to distinguish 21st century dates from 20th century dates, the date code field needs to be expanded to four digits. As a result, many companies' software and computer systems were upgraded or replaced in order to comply with these year 2000 requirements. The use of software and computer systems that are not year 2000 compliant could have resulted in system failures or miscalculations resulting in disruptions of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities.

  To date, we have not suffered any disruptions in our computer systems or software related to the expanded date code field. In addition, to date, we have not been made aware that any third-party systems we rely on, the manufacturing systems of our vendors or the systems our customers use to order our services have suffered disruptions in their systems.

  To date, we have spent approximately $200,000 on year 2000 compliance. At this time, we are not aware of any Year 2000-related problems related to our products, and we do not expect to incur future expenditures relating to year 2000 compliance matters.

           Quantitative and Qualitative Disclosures about Market Risk

  The Company invests in marketable securities in accordance with its investment policy. The primary objectives of the Company's investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. The Company's investment policy specifies credit quality standards for the Company's investments and limits the amount of credit exposure to any single issue, issuer or type of investment. The maximum allowable duration of a single issue is 2.5 years and the maximum allowable duration of the portfolio is 1.3 years.

  At the end of fiscal 1999, the Company had an investment portfolio of fixed income securities totaling $76.1 million, excluding those classified as cash and cash equivalents. The Company's investments consist primarily of bank and finance notes, various government obligations and asset-backed securities. These securities are classified as available-for-sale and are recorded on the balance sheet at fair market value with unrealized gains or losses reported as a separate component of stockholders' equity. Unrealized losses are charged against income when a decline in fair market value is determined to be other than temporary. The specific identification method is used to determine the cost of securities sold. Gains and losses on marketable securities are included in net interest income when realized.

  The investment portfolio is subject to interest rate risk and will fall in value in the event market interest rates increase. If market interest rates were to increase immediately and uniformly by 50 basis points (approximately 8.3% of current rates in the portfolio) from levels as of November 30, 1999, the fair market value of the portfolio would decline by approximately $350,000.

  We develop products in the United States and sell in North America, South America, Asia and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. A majority of sales are currently made in U.S. dollars, and a strengthening of the dollar could make our products less competitive in foreign markets.

                        Recent Accounting Pronouncements

  In March 1998, the AICPA issued SOP 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. We do not expect that the adoption of SOP 98-1 will have a material impact on our financial statements.

  In June 1998, the Financial Accounting Standards Board ("FASB") issued
SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. To date we have engaged in limited derivative and hedging activities, and accordingly, we do not believe that the adoption of SFAS No. 133 will have a material impact on our financial reporting and related disclosures. We will adopt SFAS No. 133 as required by SFAS 137, "Deferral of the Effective Date of the FASB Statement No. 133," beginning with the fourth quarter of fiscal 2000.

                                    BUSINESS

  We are a leading provider of eBusiness infrastructure software products that enable business-to-business, business-to-consumer and business-to-employee solutions. Our software products allow businesses to link internal operations, business partners and customer channels in real-time by enabling multiple distinct applications, web sites, databases and other content sources to be integrated and managed within a common framework. Our products also enable enterprises to extend their information technology infrastructures and business processes across the Internet. This allows our customers to conduct all forms of electronic business using the Internet--business-to-business, business-to-consumer and business-to-employee. Our core technology, known as The Information Bus or the TIB, is an integration platform that enables enterprises and users to automatically transmit, receive, filter and personalize digital information in real-time. The Information Bus also facilitates real-time, two-way communications between distributed computer networks and mobile information devices such as hand-held computers, pagers and digital cellular phones. Our products are currently in use by over 300 companies in diverse markets such as telecommunications, manufacturing, energy, financial services and Internet portals.

                              Industry Background

  Driven by accelerating competition and the increasing demands of customers, many enterprises today are seeking to expand and improve the scope, speed and efficiency of their business processes by using the Internet to become eBusinesses. An eBusiness is a company that integrates its disparate applications and information sources, connects with customers, partners and employees using the Internet and engages in commerce with business-to-business, or B2B, business-to-consumer, or B2C, and business-to-employee, or B2E, communities. Just as markets are becoming increasingly global and corporate relationships become increasingly complex, the business environment today demands a more tightly integrated network of supplier, customer and partner relationships. Emerging challenges and opportunities are forcing businesses to become more efficient, in many cases by adjusting their operations and strategies in real-time. The timely exchange of information across intranets and the Internet provides opportunities to leverage management resources, create manufacturing efficiencies and improve customer service. For example, real-time business process integration and information exchange with suppliers and customers over the Internet expedites order fulfillment, decreases inventory carrying costs, and provides enhanced sales opportunities through direct customer interaction.

  Enabling a real-time eBusiness through technology is a complex undertaking. The range of computing environments and software applications utilized across the typical business organization is vast and growing, involving mainframe, minicomputer and client/server environments. Many organizations are incorporating powerful new software applications that operate on an enterprise-wide basis and serve as interfaces to customers and suppliers. At the same time, enterprises are seeking to better exploit their existing information systems and take advantage of their prior technology investments by integrating previously independent legacy applications and databases. In addition to purchasing applications from independent software vendors, many organizations continue to run customized, internally-developed application solutions. Moreover, in recent years, many organizations have extended operations overseas and acquired new businesses. In the process, they have adopted applications that address the specific needs of local markets and have inherited applications from acquired businesses. All of these applications must be integrated in order to manage and grow the extended enterprise with its network of customer and business partner relationships.

  The emergence of Internet-based business models has also increased the importance of an enterprise's ability to integrate existing applications and business processes and to conduct business in real-time. The core product of many emerging Internet businesses is information itself, which increases in value with timeliness and comprehensiveness. Many businesses are expanding their use of portals--Internet-based platforms for providing access to services and content--to include the dissemination of internal corporate information to employees and business partners.

  The integration of business information and processes requires technology that can coordinate multiple distinct computer applications and platforms and distribute information about business events to where the information is needed--both within and outside of the organization--as the events occur.

  We believe that many application integration and process automation solutions fail to address all of the needs of enterprises in today's real-time, Internet-driven business environment due to one or more of the following factors:

  . Lack of Comprehensiveness. Existing middleware, integration and process automation software products generally provide only a portion of the overall solution, creating an environment that is difficult and costly to maintain. This forces companies to integrate multiple, incompatible technologies to address the total business problem.

  . Lack of Modularity. Existing solutions generally are not modular and do not provide enterprises with flexibility in meeting business needs. As a result, enterprises are required to use all or none of a technology.

  . Passive Model of Information Distribution. Existing solutions generally employ a request/reply model of information dissemination that requires specific requests to be made before information can be distributed. This means an application must know that information exists before it can ask for it. The intervals between successive requests to, and replies from, the database for information represent unnecessary, and potentially costly, delays in the business processes of the enterprise.

  . Lack of Scalability. Existing solutions generally do not scale either in terms of transaction volumes or geography, often because they are based on an oversimplified "hub and spoke" model that forces all transactions through one central server or software component.

  . Excessive Use of Network Capacity. The request/reply model requires that multiple users often make multiple requests for the same information, crowding the network with inquiries that convey no new information. As a result, solutions employing the request/reply model use network capacity unnecessarily.

  IDC (International Data Corporation) estimates that corporate spending for Internet software will grow from approximately $1.7 billion in 1998 to nearly $14 billion in 2002. Based on this estimate, we believe the market for infrastructure software for eBusiness is substantial.

                          The TIBCO Software Solution

  Our solution allows multiple computer applications and platforms to communicate in real-time across the Internet and intranets. The TIB technology facilitates the distribution of information and the integration of business processes by connecting each application to the network through a single interface, instead of linking each application directly to all others. The benefits of the TIB technology are realized through our integrated suite of software products. These products provide support for a broad range of key eBusiness technologies such as eXtensible Markup Language, or XML, an emerging standard for sharing data over the Internet, and related XML eCommerce frameworks, such as RosettaNet. The primary benefits of our products are set forth below:

Comprehensive Solution

  The TIB products provide a comprehensive solution for the facilitation of eBusiness. TIB products permit the integration of diverse applications, databases and content sources to allow both internal linkages among systems and external linkages with partners, suppliers and customers. By establishing these linkages, TIB products facilitate the real-time flow of information and transactions within and beyond the boundaries of the enterprise, and enable the integration of business processes, regardless of the location or compatibility of the enterprise's diverse applications and platforms. Finally, TIB products provide the means to monitor and administer applications within an enterprise's overall computing environment, facilitating continuous and reliable operation.

Real-time Information Distribution

  TIB products are based on a real-time communications and information distribution model using our publish/subscribe communications technology. This technology delivers information to users automatically as it becomes available, based on a user's specification of the type of information desired. With TIB technology, a business can create a real-time information technology environment that eliminates the delay inherent in most business activities as information is requested, located and delivered. In addition, the TIB technology can support traditional point-to-point transactional systems, and can also store information for later delivery.

Personalized Information Delivery

  Our technology enables users or subscribers to identify and receive only the information they desire or need. The technology allows users to "tune in" to information on a given subject in much the same way that users of broadcast media like television or radio are able to selectively receive information being distributed to a diverse audience. As new information meeting the user's criteria is distributed, or published, across the network, the subscriber automatically receives it as soon as it becomes available. In this way, our technology minimizes the need for recipients to sift through routine information to access desired content, thereby permitting more efficient business processes.

Modular and Flexible

  Our TIB software products can be used together, deployed as independent components or integrated with an enterprise's existing infrastructure or middleware components. The modularity of TIB products enables enterprises to leverage their existing technology investments or to start with a limited TIB implementation that the enterprise can expand as its information distribution and integration needs grow.

Efficient Use of Network Capacity

  The TIB technology is designed to make efficient use of an enterprise's available network bandwidth while scaling with the capabilities of the network. With TIB products, information destined for multiple users is sent only once, rather than as separate messages for each user. In this way, several subscribers can receive the content they need simultaneously with one message, reducing the complexity and cost of information distribution within the enterprise. In addition, because TIB products utilize the same fundamental networking standard that underlies the Internet, we can efficiently incorporate the Internet as part of our solution.

Employed in Demanding, High-Performance Environments

  The TIB technology is currently in use in financial trading operations in hundreds of financial institutions. The technology has also been deployed in other demanding, high-performance environments including multi-billion dollar semiconductor fabrication plants, telecommunications and energy companies and Internet portals. We have continually updated and expanded the TIB technology to incorporate the knowledge gained from operating in these environments.

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

                                    Strategy

  Our objective is to establish the TIB technology as the leading software solution for eBusiness infrastructure. The core elements of our strategy include:

Promote the Widespread Adoption of Our Technology

  Because the market for enterprise infrastructure software is relatively new and evolving, we believe that an opportunity exists to establish the TIB technology as a widely-accepted standard in the field. To this end, we seek to strengthen and expand our strategic relationships with key technology vendors in an effort to embed our software into their networking equipment and database offerings. For example, Cisco embeds our technology in its Internetworking Operating System, facilitating our sale of TIB products and solutions to enterprises that use Cisco's Internet routers. Cisco has also made a substantial equity investment in our company and owned approximately 7.2% of our common stock as of November 30, 1999. We also have strategic relationships with Ariba, 3Com, i2 Technologies, mySAP.com and Sybase that provide for the resale of our products or the embedding of our technology into products offered by these companies.

Enhance Our Position as a Provider of Portal Infrastructure

  We are expanding our presence in the Internet portal markets through a targeted product and service offering we call TIBCO.net and our recently introduced TIB/PortalBuilder product. TIBCO.net facilitates the automated presentation and flow of Internet-based data and the integration of this data with diverse applications within the enterprise. In addition to our software solutions, we provide Internet-hosting solutions for Internet portals. TIBCO.net currently provides the infrastructure through which Internet portals such as Yahoo! and Netscape deliver financial and other information to their users. We are also developing relationships to expand our access to sources of information on finance, travel, sports and weather. Our TIB/PortalBuilder product allows personalized views of an Internet portal to be created and stored for each portal user.

Pursue a License-Driven Business Strategy

  Our business strategy focuses on licensing products rather than on providing integration and support services. To support this strategy, we augment our direct sales force and our professional services group though our relationships with systems integrators and professional services firms including Deloitte Consulting, EDS, Ernst & Young and KPMG. We believe that these partners provide us with broad technical knowledge as well as domain expertise in vertical markets.

Leverage Vertical Market Expertise

  Our sales strategy is to leverage our expertise in vertical markets in an attempt to shorten our sales and implementation cycles in those markets. As we gain experience in a vertical market, we create an industry-specific template for our technology. These templates modify the TIB products to capitalize on their core, cross-industry benefits while tailoring solutions to meet the specific needs of companies in particular industries. This template approach allows us to reduce our implementation times and rapidly expand our initial points of success in a given vertical market. We have created customized TIB technology templates in the telecommunications, manufacturing and energy industries, and we seek to extend this expertise into new markets as appropriate.

Capitalize on the Presence of Reuters in the Financial Services Industry

  We have a close relationship with Reuters, our major stockholder and a leading global news and information group. We sell our products in the financial services industry primarily through Reuters. We believe that the established presence and expertise of Reuters in the financial services industry provides us with sales and marketing advantages in that market. Through Reuters, we can also assist our customers in securing access to a wealth of real-time information, including news and financial data, in conjunction with our TIBCO.net Internet product and service offerings.

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

Expand International Market Presence

  We are currently expanding our sales and marketing capabilities to accelerate our penetration of the worldwide market for our products. We are expanding our presence in Europe through our vertical market focus in the communications and energy sectors. We have also developed a strong presence in Taiwan through our solutions for the semiconductor manufacturing market and in Australia through our solutions for the electric utility market. For fiscal 1999, revenue from sales of our products and services outside the United States accounted for 51% of our total revenue. We intend to continue increasing our global sales coverage by adding direct sales staff and sales offices internationally, as well as by expanding our relationships with resellers and systems integrators outside the United States.

Continue to Enhance Our Technology and Products

  We plan to continue to extend the functionality and enhance the capabilities of our TIB products, as well as increase the number of leading enterprise applications we support by developing standard adapters to connect them to the TIB. We have established relationships with enterprise application vendors, including SAP, Oracle, Siebel Systems, i2 Technologies and PeopleSoft, that provide for the marketing of our products and the promotion of the interoperability of our software. We continue to develop new TIB technology components and to upgrade our existing products to incorporate new technological advances.

                                    Products

TIB Products

  TIB products can be deployed individually or as an integrated solution. Support for eBusiness protocols and standards such as XML, along with XML eCommerce frameworks such as RosettaNet, is incorporated throughout our products. Our products provide the following key elements of eBusiness infrastructure:

  . Messaging--enables the movement of information and facilitates transactions between applications, databases and portals.

  . Connectivity--integrates various legacy and third party applications by connecting them to a common eBusiness infrastructure.

  . Information Transformation and Flow Management --manages the conversion and translation of data and controls the flow of information and the interaction of business processes within and between enterprises.

  . Monitoring and Management--provides the means for the enterprise to administer its applications environment and ensure reliable operations.

  . Content Aggregation--manages the aggregation of diverse data sources and provides the display console through which users are notified of and view business event information.


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

                                TIB Environment

  Our products provide enterprise users with the functionality depicted in the following diagram:

[Set forth here under the heading "TIBCO's software provides critical Internet infrastructure for eBusiness by tying together data, applications and business processes in real-time" is a visual representation of how TIBCO's eBusiness infrastructure enables Business-to-Business, Business-to-Consumer and
              Business-to-Employee solutions using the Internet]

Messaging (Events, Data & Transactions)

  Our messaging products are the foundation of our product suite. These products simplify the problem of integrating diverse computer applications by connecting each application to the network with a single interface, instead of linking each application directly to all others. Our products support a wide range of communication models, including the use of XML-based messages. Our three complementary messaging products are described below:

  . TIB/Rendezvous is our flagship messaging product. TIB/Rendezvous supports publish/subscribe as well as request/reply messaging, and facilitates personalized information delivery. TIB/Rendezvous leverages the networking protocols of the Internet to offer a range of service levels in the delivery of information and the execution of transactions. TIB/Rendezvous provides efficient, reliable information delivery and high scalability, and can be embedded in an enterprise's existing information system.

  . TIB/ETX is a transaction-based messaging system designed for use in environments that require a greater degree of transaction management and control than is provided by a standard messaging solution. TIB/ETX provides a transactional form of publish/ subscribe messaging similar to traditional computer transaction models.

  . TIB/ObjectBus is our object request broker, or ORB. ORBs enable computer systems to operate more efficiently by employing reusable, self-contained pieces of software code known as objects. TIB/ObjectBus allows our TIB products to integrate with CORBA 2.0, a major programming standard for object-oriented applications. TIB/ObjectBus can be fully integrated with our messaging software, combining the efficiency of an object oriented computing model with the scalability, performance and ease of use benefits of TIB/Rendezvous.

Connectivity

  TIB/Adapters are our software components that link applications to the TIB environment, thus enabling these applications to communicate with each other. We take an innovative approach to application integration by using a TIB/Adapter as the single point of integration for the application. Our TIB/Adapter products connect leading enterprise applications and complementary middleware products to the TIB environment. We offer a series of standard TIB/Adapters designed to link applications and other software developed by SAP, Siebel Systems, PeopleSoft, IBM and Oracle, among others, to the TIB. We also have a software toolkit, the TIB/Adapter SDK, that allows our customers and systems integrators to build custom TIB/Adapters to link applications to the TIB environment. The TIB/Adapter SDK product provides a common framework for the rapid development of new TIB/Adapters.

Information Transformation and Flow Management

  In order to facilitate the efficient movement of information across enterprise applications, a solution must have the ability to translate content from one format to another--including XML and proprietary message types--and to effectively govern the manner in which information flows between applications. Our transformation and process flow management products translate data from each application into a format that is understood by other applications as described below:

  . TIB/MessageBroker is our scalable message routing and transformation system. TIB/MessageBroker combines and transforms data from applications into formats that can be understood by other applications, and routes data according to pre-defined rules. TIB/MessageBroker also allows an enterprise to conduct transactions and exchange information with customers and business partners. Unlike many competing technologies, TIB/MessageBroker requires no independent database or third-party messaging system. competing technologies, TIB/MessageBroker requires no independent database or third-party messaging system.

  . TIB/IntegrationManager controls the flow of information and system-to-system communication among applications and components in the TIB environment. TIB/IntegrationManager allows the enterprise to define business rules that govern information processing between applications and where information should go and under what conditions. TIB/Integration-Manager coordinates the message transport and transformation functions of the TIB products for internal process automation and B2B trading systems.

  . TIB/InConcert allows the definition of document-oriented process workflow, as specified through graphical user interfaces.
    TIB/IntegrationManager manages and executes automated system-to-system processes, while TIB/InConcert manages and executes the document-oriented workflows that involve human and computer processes. Together
    TIB/InConcert and TIB/IntegrationManager span the full range of requirements for process and workflow automation and execution within and between enterprises.

  . TIB/BusinessConnect, scheduled for release in the second quarter of fiscal

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

    2000, is a server software product built around TIB/IntegrationManager and TIB/MessageBroker that will enhance our capabilities for B2B trading activities and simplify the implementation of B2B solutions. TIB/BusinessConnect is used to define trading relationships through a graphical user interface and then execute the resulting transactions between trading partners. TIB/BusinessConnect supports the core technologies and standards for B2B eCommerce.

Content Aggregation

  To conduct business in real-time, an enterprise must have the ability to provide a simple display tool for users to access and view business event information. Our products in this area are designed to combine information from the TIB environment with content from external sources, such as web pages, to create an integrated display that can be personalized to the specific needs of the end-user. Our content display products are described below:

  . TIB/ContentBroker aggregates information from enterprise applications, corporate web sites and other content sources based on an enterprise's preferences, and delivers the requested information directly to users' desktops as soon as it becomes available. TIB/ContentBroker reduces the need for enterprises to support multiple end-user interfaces when users request information from various sources.

  . TIB/EventConsole is a display for users to view the content aggregated by TIB/ContentBroker. TIB/EventConsole provides personalized notifications from enterprise information sources, including databases, document servers, web servers, enterprise resource planning systems and legacy systems, directly to the desktop computers of the appropriate users. TIB/EventConsole also enables users to receive up-to-date information remotely.

Monitoring and Management

  TIB/Hawk is our product for monitoring and managing applications. Through an intuitive graphical user interface, TIB/Hawk can be configured to monitor systems and applications in a local or wide area network and act autonomously when pre-defined conditions occur.

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

                                  TIB Products

  Our TIB products are depicted in the following diagram:

      [Set forth on this page is a visual representation of the eBusiness functionality of the TIBCO product offerings.]
  . Allows multiple distinct applications, web sites, databases and other content sources to be integrated and managed in real-time.
  . Facilitates the distribution of information and integration of business processes by connecting each application through patented technology called The Information Bus or the TIB.
  . Enables enterprises to extend their information infrastructures across the Internet and includes support XML and XML-based B2B frameworks.]

                      TIBCO.NET and TIBCO Portal Products

TIBCO.net

  As part of our strategy to extend the reach of our products, TIBCO.net provides a solution for the creation, monitoring and administration of demanding, high-performance platforms for eBusiness services, such as Internet or enterprise portals or corporate web sites. Using our TIB products we can create real-time, scalable information systems for our customers, such as the financial information system we created for Yahoo!. TIBCO.net allows our customers to combine internal business systems with external content, such as news or market pricing data. Our customers in turn can bundle this information for real-time delivery to their customers, suppliers, partners and employees. In addition, TIBCO.net provides our customers with the ability to integrate and deliver business information in real-time across the Internet through our reliable multicast technology.

  TIBCO.net represents a further evolution of the TIB products for use in Internet-enabled businesses. TIBCO.net is offered to our customers either as a TIBCO-hosted service, providing time-to-market advantages, or as a package of products and services for implementation at the customer's site.

  TIBCO.net, through its implementation of the TIB products, supports a broad range of communications methods and protocols enabling the delivery of information through a wide range of devices and presentation technologies, including Internet browsers, pagers, hand-held computers and digital cellular phones.

TIB/PortalBuilder

  TIB/PortalBuilder, released in November 1999, provides the tools to create and build

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

eBusiness portals. TIB/PortalBuilder provides portal users with the ability to determine which content sources and services are delivered through a portal and to configure how the content is displayed to portal users. TIB/PortalBuilder can also work in conjunction with our TIB products to create and manage the integration of content and services within a portal. TIB/PortalBuilder allows personalized views of the portal to be created and stored for each portal user. A graphical user interface is provided to business users to make it easy to configure and define the content and services of a portal. The first customer of TIB/PortalBuilder was mySAP.com.

TIB/PortalPacks

  TIB/PortalPacks are packaged software components for connecting content sources, such as financial data, news, weather and sports, to a portal through TIB/PortalBuilder. TIB/PortalPacks are designed to reduce the time-to-market and effort for portal creation.

                                    Services

Professional Services

  Our professional services offerings include a wide range of consulting services such as systems planning, architecture and design, custom development and systems integration for the rapid deployment of our TIB products. We offer professional services with the initial deployment of our products, as well as on an ongoing basis to address the continuing needs of our customers. Our professional services staff is primarily located in Palo Alto, Virginia, London and Sydney, enabling us to perform installations and respond to customer demands rapidly across the Americas, Europe and Asia. As of November 30, 1999, our professional services group consisted of 115 employees, including individuals with domain expertise in the telecommunications, energy and other industries. Many of our professional services employees have advanced degrees and/or substantial industry expertise in systems architecture and design. We expect that the number of service professionals and the scope of the services offered will increase as we continue to address the expanding eBusiness infrastructure needs of large organizations.

  We have relationships with resellers, professional service organizations and system integrators, including Deloitte Consulting, EDS, Ernst & Young, KPMG, and Sapient, to cooperate in the deployment of our products to clients. These relationships help promote our TIB products and provide additional technical expertise to enable us to provide the full range of professional services our customers require to deploy our products.

Maintenance and Support

  We offer an array of software maintenance and support services to our customers. Our support organization provides services seven days a week, twenty-four hours a day. We have a worldwide support organization with key operations centers in Palo Alto, London and Sydney to ensure global coverage for our customers. These centers provide the infrastructure for our around-the-clock call centers and hotline support.

  We offer a range of support packages that allow our customers to choose the level of support that fits the needs and budgets of their organizations. Customers also have access to on-site support which is charged on a time and materials basis.

Training

  We provide training for customer personnel at our main office as well as at customer locations. We also provide training for our professional services partners to enhance their effectiveness in integrating our products. In addition, we develop custom education programs to address the specific needs of individual customers and partners.

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

                        Users of TIBCO Software Products

  TIBCO Software's customer base includes businesses from many industries, including telecommunications, manufacturing and energy, as well as pharmaceuticals, retail, general manufacturing and the Internet. The following is a partial list of current users of our TIB products. Each of these companies, other than the financial services companies, accounted for at least $500,000 of our revenue during the period from January 1997 through November 1999. Each of the financial services companies accounted for at least $200,000 of our revenue during that period. We believe that the amount and type of products purchased by these customers is representative of our client relationships generally.

              Telecom                        Energy

              BellSouth                      Chevron
              Cisco Systems                  Marubeni
              Ericsson                       Mobil
              Level 3                        Pacific Power

              Telia

                              Internet and Other          Financial Services
Manufacturing
                              AltaVista                   Banque Nationale de
3Com                          Bechtel                     Paris
Addidas                       Delta Air Lines             Cedel Global
Compaq                        Digital Impact              Services
Gateway                       Financial Times             Fidelity
Hyundai                       Intuit                      First National Bank
Intel                         SAP                         of  South Africa
Lucent Technologies           Yahoo!                      Goldman Sachs
Motorola                                                  The Nasdaq Stock
NEC Electronics                                           Market
Philips Medical Systems                                   National Westminster
Procter & Gamble                                           Bank
Seagate                                                   Unibank
TSMC
UMC

  Under the terms of our license agreement with Reuters, we are generally required to sell our products to companies in the financial services market through third-party distributors and systems integrators. Reuters is the preferred distributor of our products in that market. Reuters pays us a product fee when it sells our products to financial services companies, but this product fee is lower than the amount of revenue we would recognize if we sold our products directly to these companies. See "Relationship with Reuters and Certain Transactions--Intercompany Agreements--License, Maintenance and Distribution Agreement with Reuters" beginning on page 54 for a detailed description of our distribution relationship with Reuters. All financial services companies listed in the above table other than Cedel Global Services purchased our products through Reuters.

  Our contract with Cedel Global Services, a company that provides services to the financial industry, was assigned to us by Reuters effective January 1, 1998, and we sell our products and consulting services directly to Cedel Global Services pursuant to an exception in our license agreement with Reuters. In fiscal 1998 and 1999, Cedel Global Services accounted for 17% and 8% of our revenue. Our contract with Cedel Global Services expires in December 2000. In addition, in fiscal 1997, NEC Electronics accounted for 17% of our revenue. No other trade customer accounted for more than 10% of our revenue in fiscal 1997, 1998 or 1999.
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

                              Sales and Marketing

Sales

  We currently market our software and services primarily through a direct sales organization, complemented by indirect sales channels. As of November 30, 1999, our direct sales force included 40 commissioned sales representatives located in 11 U.S. cities and in 12 locations internationally across North America, Europe and Asia. We have established distribution and licensing relationships with several strategic hardware vendors, database providers, software and toolset developers, systems integrators and implementation consultants. We have also developed alliances with key solution providers to target vertical industry sectors, including energy, telecommunications, manufacturing and Internet portals.

  Under the terms of our license agreement with Reuters, we generally cannot sell our products directly into the financial services market. Accordingly, we generally sell our products to companies in the financial services industry through third-party distributors and systems integrators. Reuters is the preferred distributor of our products in that market. See "Relationship with Reuters and Certain Transactions--Intercompany Agreements--License, Maintenance and Distribution Agreement with Reuters" beginning on page 52 for a detailed description of our distribution relationship with Reuters. We believe that our distribution relationship with Reuters, a global news and information group, has strengthened the penetration of our products in the financial services industry. Product fees from Reuters on its sales of our products in the financial services industry accounted for 16% of our revenue in fiscal 1999, 6% of our revenue in fiscal 1998 and less than 1% of our revenue in fiscal 1997.

Marketing

  We utilize a wide variety of marketing programs which are intended to attract potential customers and to promote TIBCO Software and its brand names. We use a mix of market research, analyst updates, seminars, direct mail, print advertising, trade shows, speaking engagements, public relations, customer newsletters, and web site marketing in order to achieve these goals. Our marketing department also produces collateral material for distribution to potential customers including presentation materials, white papers, brochures, and fact sheets. We also host annual user conferences for our customers and provide support to our channel partners with a variety of programs and training and product marketing support materials.

                    Information Technology Advisory Council

  We have assembled an Information Technology Advisory Council composed primarily of chief information officers from leading Fortune 500 manufacturing and financial companies. The Information Technology Advisory Council meets at least semiannually to review our design plans and products and to provide us with specific feedback on our technology applications and market focus.

                              Product Development

  We have been granted a perpetual, royalty-free license to the underlying TIB messaging technology as it existed on December 31, 1996. See "Relationship with Reuters and Certain Transactions--Intercompany Agreements--License, Maintenance and Distribution Agreement with Reuters" beginning on page 54 for a more detailed description of this license. We have concentrated our product development efforts since then both on enhancing this licensed technology and on developing new products. We expect that most of our enhancements to existing products and new products will be developed internally. However, we will evaluate on an ongoing basis the acquisition of externally developed technologies for integration into our product lines.

  We expect that a substantial majority of our research and development activities will be enhancing and extending our TIB products. Historically, our product development efforts were focused on creating our core product solutions. Our development focus has now shifted to expanding the number of available TIB/Adapters and developing additional packaged integration solutions for specific markets.

  As of November 30, 1999, there were 149 employees in our research and development organization. We expect that we will continue to commit significant resources to product development in the future. To date, all product development costs have been expensed as incurred.

                                  Competition

  The market for our products and services is extremely competitive and subject to rapid change. In addition, we compete with various providers of single components of application integration solutions, including IBM, New Era of Networks, Iona and BEA with respect to messaging components and Vitria, CrossWorlds, STC and Active Software with respect to other components. We also compete in certain product areas with niche eBusiness connectivity companies such as WebMethods and other emerging companies. We believe that of these companies, IBM has the potential to offer the most complete set of products for application integration. We also face competition for certain aspects of our product and service offerings from major systems integrators. We expect additional competition from other established and emerging companies. In addition, we may face pricing pressures from our current competitors and new market entrants in the future. We believe that the competitive factors affecting the market for our products and services include product functionality and features; quality of professional services offerings; product quality, performance and price; ease of product implementation; quality of customer support services; customer training and documentation; and vendor and product reputation. The relative importance of each of these factors depends upon the specific customer environment. Although we believe that our products and services currently compete favorably with respect to such factors, we may not be able to maintain our competitive position against current and potential competitors.

  Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets, competition may intensify and harm our business and operating results. If we are not successful in developing enhancements to existing products and new products in a timely manner, achieving customer acceptance or generating higher average selling prices, our gross margins may decline, and our business and operating results may suffer.

  Our license agreement with Reuters does not prohibit Reuters from providing enterprise infrastructure software products and services in competition with us. Reuters currently sells our products to financial services companies and creates products based on the TIB technology specifically for financial services companies. In addition, pursuant to the license agreement, Reuters has access to the source code for our products. Although Reuters currently does not create TIB-based products designed for general use in all markets, if Reuters were to decide to begin providing information integration products and services in our markets, we would face additional competition for such customers.

                             Proprietary Technology

  Our success is dependent upon our proprietary software technology. We license the patents for the TIB technology underlying some of our TIB products, including TIB/Rendezvous and TIB/ETX, from Reuters. Consequently, we can assert infringement of these products only through Reuters or with the consent of Reuters. While we have pending patent applications, we do not currently have any issued patents and rely principally on trade secret, copyright and trademark laws, nondisclosure and other contractual agreements to protect our technology. We also believe that factors such as the technological and creative skills of our personnel, product enhancements and new product developments are essential to establishing and maintaining a technology leadership position. We enter into confidentiality and/or license agreements with our employees, distributors and customers, and limit access to and distribution of our software, documentation and other proprietary information. Nevertheless, the steps we have taken may fail to prevent misappropriation of our technology, and the protections we have may not prevent our competitors from developing products with functionality or features similar to our products. Furthermore, third parties might independently develop competing technologies that are substantially equivalent or superior to our technologies. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. If we fail to protect our proprietary technology, our business could be seriously harmed.

  Although we do not believe our products infringe the proprietary rights of any third parties, third parties may nevertheless assert infringement claims against us or our customers in the future. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation, whether resolved in our favor or not, would cause us to incur substantial costs and divert our management resources from productive tasks, which could harm our business. Parties making claims against us could secure substantial damages, as well as injunctive or other equitable relief which could effectively block our ability to license our products in the United States or abroad. Such a judgment could seriously harm our business. If it appears necessary or desirable, we may seek licenses to intellectual property if we believe that our technology potentially infringes on such technology. We may not, however, be able to obtain such licenses on commercially reasonable terms or at all, and the terms of any offered licenses might not be acceptable to us. The failure to obtain necessary licenses or other rights could seriously harm our business. As the number of software products in our industry increases and the functionality of those products further overlaps, we believe that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, would probably be time consuming and expensive to defend, and could seriously harm our business. We are not aware of any currently pending claims that our products, trademarks or other proprietary rights infringe upon the proprietary rights of third parties.

  "TIBCO", "The Information Bus", "TIB" and the names of our products are our trademarks or tradenames.

                                   Employees

  As of November 30, 1999, we employed 490 persons, including 120 in sales and marketing, 149 in research and development, 63 in finance and administration and 158 in client services and technical support. Of our 490 employees, 62 were located in Europe, and 37 in Australia and Asia. We believe that our relationship with our employees is good.

                               Legal Proceedings

  From time to time we have been subject to legal proceedings and claims in the ordinary course of business. We are not now involved in any material legal proceedings.

                         Executive Offices and Web Site

  Our principal executive office is located at 3165 Porter Drive, Palo Alto, California 94304, and our telephone number at that address is (650) 846-1000. We maintain a web site at www.tibco.com. Information contained on our site is not part of this prospectus.

                                   Facilities

  We lease approximately 93,000 square feet for our headquarters in an office building in Palo Alto, California. We also lease office space in various cities in the United States and internationally to support our sales and marketing personnel worldwide. We believe that our existing facilities are adequate to meet our current and foreseeable requirements, or that suitable additional space will be available on commercially reasonable terms.

                                   MANAGEMENT

Executive Officers and Directors

  The following table sets forth certain information with respect to our executive officers and directors as of November 30, 1999.

Executive Officers and Directors

           Name            Age                    Position(s)
 ------------------------- --- -----------------------------------------------
    Vivek Y. Ranadive       41 President, Chief Executive Officer and Chairman
                               of the Board
    Paul G. Hansen          49 Executive Vice President, Finance and Chief
                               Financial Officer
    Rajesh U. Mashruwala    47 Executive Vice President, Sales and Marketing
    Robert P. Stefanski     37 Executive Vice President, General Counsel and
                               Secretary
    Richard M. Tavan        50 Executive Vice President, Engineering and
                               Operations
    Christopher G. O'Meara  41 Vice President, Finance
    Douglas M. Atkin        36 Director
    Yogen K. Dalal          49 Director
    Edward R. Kozel         43 Director
    Donald J. Listwin       40 Director
    Larry W. Sonsini        58 Director
    John G. Taysom          45 Director
    Phillip E. White        56 Director
    Philip K. Wood          44 Director

  Vivek Y. Ranadive has served as President, Chief Executive Officer and Chairman of the Board of TIBCO Software since its inception in January 1997. From 1985 to 1997, Mr. Ranadive served as the Chairman and CEO of Teknekron. In addition, Mr. Ranadive served as President, Chief Executive Officer and Chairman of the Board of TFT from its inception until December 1998.
Mr. Ranadive received his B.S. in electrical engineering and computer science and his M.S. in engineering from the Massachusetts Institute of Technology and his M.B.A. from Harvard University.

  Paul G. Hansen has served as Executive Vice President and Chief Financial Officer of TIBCO Software since July 1998. From 1984 to July 1998, Mr. Hansen held various positions at Adaptec, Inc., a publicly-traded supplier of bandwidth management solutions, including Vice President, Finance, Chief Financial Officer and Assistant Secretary from 1988 to July 1998. Mr. Hansen received his B.S. in business from the State University of New York.

  Rajesh U. Mashruwala has served as Executive Vice President, Sales and Marketing of TIBCO Software since March 1997. From February 1995 to March 1997, Mr. Mashruwala held various positions at TIBCO Software and TIBCO Inc., including Vice President, Enterprise Business Applications of TIBCO Software. From October 1993 to February 1995, Mr. Mashruwala was President of Media Computer Technology, Inc., a provider of magnetic and optical media products. Mr. Mashruwala received his degree in engineering from the Indian Institute of Technology, Bombay and his M.S. in engineering from the University of California, Berkeley.

  Robert P. Stefanski has served as Executive Vice President, General Counsel of TIBCO Software since May 1998 and as Secretary of TIBCO Software since May 1997. From November 1996 to March 1998, Mr. Stefanski was the Director of Intellectual Property for Reuters America, Inc., an affiliate of ours. From September 1989 to November 1996, Mr. Stefanski was an associate with the law firm of Weil, Gotshal & Manges. Mr. Stefanski received his B.S. in mathematics from Northern Michigan University and his M.S. in engineering and his J.D. from the University of Michigan.

  Richard M. Tavan has served as Executive Vice President, Engineering and

Operations of TIBCO Software since January 1997. From November 1986 to January 1997, Mr. Tavan held various positions at TIBCO Inc., including Vice President, Engineering. From June 1983 to November 1986, Mr. Tavan was Director of Engineering for 3Com Corporation. Mr. Tavan received his B.S. in electrical engineering and computer science from the Massachusetts Institute of Technology.

  Christopher G. O'Meara has served as Vice President, Finance, of TIBCO Software since August 1998. From June 1992 to July 1998, Mr. O'Meara was Corporate Vice President and Treasurer at Adaptec. Mr. O'Meara received his B.A. in economics from Stanford University and his M.B.A. from Northwestern University.

  Douglas M. Atkin was appointed a director of TIBCO Software in July 1999. Since 1998, Mr. Atkin has been Chief Executive Officer of Instinet Corporation, a subsidiary of Reuters. From 1992 to 1998, Mr. Atkin was CEO of Instinet International, a subsidiary of Reuters. Mr. Atkin received his B.A. in economics from Tufts University.

  Yogen K. Dalal has been a director of TIBCO Software since December 1997. Since September 1991, Mr. Dalal has been a Partner of Mayfield Fund, a venture capital firm. Mr. Dalal is a director of BroadVision, Inc., a supplier of Internet business applications, and several privately-held companies. Mr. Dalal received his B.S. in electrical engineering from the Indian Institute of Technology, Bombay and his M.S. and Ph.D. in electrical engineering from Stanford University.

  Edward R. Kozel has been a director of TIBCO Software since May 1997. Mr. Kozel is a director of Cisco Systems, and served in various capacities at Cisco from 1989 through April 1998, most recently as Chief Technology Officer and Senior Vice President Business Development.

  Donald J. Listwin has been a director of TIBCO Software since October 1998. Since February 1990, Mr. Listwin has been with Cisco Systems, Inc., where he has held a variety of positions and is currently an Executive Vice President. Mr. Listwin also serves on the board of directors of Software.com and E-Tek Dynamics. Mr. Listwin received his B.S. in electrical engineering from the University of Saskatchewan, Canada.

  Larry W. Sonsini has been a director of TIBCO Software since May 1997. Mr. Sonsini has been an attorney with the law firm of Wilson Sonsini Goodrich & Rosati since 1966 and currently serves as the Chairman of the firm's Executive Committee. Mr. Sonsini also serves as a director of Lattice Semiconductor Corporation, Novell, Inc. and Pixar. Mr. Sonsini received A.B. and L.L.B. degrees from the University of California, Berkeley.

  John G. Taysom was appointed a director of TIBCO Software in July 1999. Since 1982, Mr. Taysom has been employed by Reuters and is currently the Managing Director of Reuters Greenhouse Fund, a venture capital fund. Mr. Taysom is currently a director of Digimarc Corporation, a maker of electronic anti-counterfeiting products, and several other privately held companies. Mr. Taysom received his B.Sc. in economics from Bath University.

  Phillip E. White has been a director of TIBCO Software since May 1997. Since August 1997, Mr. White has been President of Marketing Consultants. From January 1989 to July 1997, Mr. White was the Chief Executive Officer of Informix Software, Inc., a provider of innovative database products. Mr. White currently serves on the board of directors of Legato Systems, a storage management software provider, Adaptec and several privately held companies. Mr. White received his B.A. in business from Illinois Wesleyan University and his M.B.A. from Illinois State University.

  Philip K. Wood has been a director of TIBCO Software since our inception. Since September 1990, Mr. Wood has been employed by Reuters and currently serves as Deputy Finance Director. Prior to joining Reuters in September 1990, Mr. Wood was a partner at Price Waterhouse. Mr. Wood is currently a director of Instinet Corporation and several other subsidiaries of Reuters.

Mr. Wood received his M.A. in physics from Balliol College, Oxford University.

  Pursuant to a stockholders' agreement among us, Reuters and certain of our other stockholders, Messrs. Atkin, Taysom and Wood were selected to serve on our board of directors by Reuters; Messrs. Kozel and Listwin were selected by Cisco; and Messrs. Dalal, Sonsini and White were selected by Mr. Ranadive.

  In February 2000, our board of directors increased its size by one seat, and nominated Matthew J. Szulik to serve as a director. Mr. Szulik has served as Chief Executive Officer of Red Hat, Inc. since November 1999, as its President since November 1998 and as a director of Red Hat since April 1999. Prior to that, he served as Red Hat's Chief Operating Officer from November 1998 to April 1999. Our stockholders will vote on the election of Mr. Szulik to our board of directors at our 2000 Annual Meeting of Stockholders, which is scheduled to occur on April 12, 2000.

  The service of some of our directors as directors, officers or employees of Reuters could create or appear to create potential conflicts of interest when these directors are faced with decisions that could have different implications for us and Reuters. Such decisions may be required in connection with potential acquisitions or financing transactions or other corporate opportunities that may be suitable for both us and Reuters. None of our significant corporate stockholders, including Reuters, is prohibited from competing with us. See "Risk Factors -- Our licensing and distribution relationship with Reuters places limitations on our ability to conduct our business" beginning on page 7 for more information on the potential for competition between us and Reuters. Directors of a corporation owe fiduciary duties to all of the stockholders of that corporation, and Delaware law governs situations where a potential or actual conflict of interest may arise.

  Reuters has the right under a stockholders agreement to nominate four of our ten directors so long as it holds 40% or more of our outstanding shares of voting stock. If Reuters holds less than 40% but at least 25% of our voting shares, Reuters will have the right to nominate three directors. If Reuters holds less than 25% but at least 10% of the issues and outstanding voting shares, Reuters will have the right to nominate two directors. If the total number of our directors is increased, and if Reuters then holds more than 40%, between 25% and 40%, or between 10% and 25% of our outstanding shares of voting stock, Reuters will have the right to nominate the lowest number of directors such that Reuters-nominated directors constitute at least one-third, two-ninths or one-ninth of our board of directors, respectively. See "Relationship with Reuters and Certain Transactions--Stockholders Agreement" beginning on page 57 for a more detailed description of these arrangements.

  Each officer serves at the discretion of our board of directors. There are no family relationships among any of our directors or officers.

Director Compensation

  Our Director Stock Option Plan provides for automatic grants of options to purchase common stock to our directors who are not also our employees. See "-- Stock Plans--TIBCO Software 1998 Director Option Plan" beginning on page 52 for a more detailed description of this plan. Additionally, in June 1999, we granted to Reuters an option to purchase 450,000 shares of our common stock at an exercise price of $2.00 per share under our director stock option plan. Reuters has the right to transfer this option to the Reuters-nominated directors. Directors do not receive any cash compensation for serving on our board of directors.

Committees of the Board of Directors

  Our board of directors has had standing audit and compensation committees, which assist the board of directors in the discharge of its responsibilities.

  The audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and fees of prospective annual audits and the results thereof, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls. Members of the audit committee are elected by the board and serve for one-year terms. The audit committee currently consists of Messrs. Dalal, Wood and Kozel.

  The compensation committee reviews and approves the annual salary and bonus for each executive officer consistent with the terms of any applicable employment agreement, reviews, approves and recommends terms and conditions for all employee benefit plans, and administers our stock option plan. Stock option grants are approved by the stock option sub-committee of the compensation committee. Pursuant to the stockholders agreement, Reuters has the right to nominate one member of our compensation committee. Members of our compensation committee other than the Reuters representative are appointed by the board of directors and serve one-year terms. The compensation committee currently consists of Messrs. Listwin, Wood and Dalal. The stock option subcommittee currently consists of Messrs. Listwin and Dalal.

Compensation Committee Interlocks and Insider Participation

  During fiscal 1998, our compensation committee consisted of Messrs. Listwin and White and Simon Yencken, one of our former directors. Neither Mr. Listwin nor Mr. Yencken were our employees or employees of our subsidiaries during fiscal 1998 or at any time prior to fiscal 1998. In fiscal 1997, we paid $79,000 to Mr. White and granted him options to purchase 600,000 shares of our common stock for consulting services rendered. In fiscal 1998, we paid $314,000 to Mr. White and granted him options to purchase 450,000 shares of our common stock for consulting services rendered and granted to Mr. White options to purchase 150,000 shares of common stock for serving as a director. In fiscal 1999, we paid to Mr. White $219,250 for consulting services rendered and we also granted to him options to purchase 60,000 shares of common stock for serving as a director.

  Mr. Listwin is Executive Vice President of Cisco Systems, Inc. Another of our directors, Mr. Kozel, was an executive officer at Cisco during part of fiscal 1998 and is currently a member of Cisco's board of directors. In March 1999, we granted Cisco a license to embed our TIB/Rendezvous product and multicasting technology in its Internetworking Operating System and Cisco Networking Services for Active Directory, or CNS/AD, products in exchange for a license fee of $1.5 million, plus ongoing maintenance fees of $405,000 annually. In November 1999, we granted Cisco an expanded license to embed our TIB/Rendezvous and TIB/Hawk products in all of Cisco's products. This expanded license was granted in exchange for an additional license fee of $2.8 million, plus ongoing annual maintenance fees of $390,000 during the first year and $450,000 per year for each year thereafter during which Cisco purchases maintenance, and ongoing service fees on a time and materials basis. The terms of these transactions were the result of arm's-length negotiations between Cisco and us and were approved by a majority of our board of directors, including a majority of our independent and disinterested directors. We believe that the terms of the technology licensing agreements with Cisco are no less favorable to us than we could have negotiated with an unaffiliated third party.

  During fiscal 1998, Mr. Ranadive, our President, Chief Executive Officer and Chairman, served as President, Chief Executive Officer and Chairman of TFT.

Limitation of Liability and Indemnification Matters

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director for monetary damages for breach of his or her fiduciary duties as a director, except for liability for:

  . any breach of the duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporate Law; or

  . any transaction from which the director derived an improper personal benefit. See "Description of Capital Stock--Limitation of Liability; Indemnification" beginning on page 64 for a more detailed description of our obligation to indemnify our directors.

  Our bylaws provide that we must indemnify our directors and officers and may indemnify our employees and agents to the fullest extent permitted by Delaware law.

  We have entered into agreements to indemnify our directors and officers in addition to the indemnification provided for in our certificate of incorporation and bylaws. Under these agreements, we are obligated, among other things, to indemnify our directors and officers for attorneys' fees, other expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of us, arising out of such person's services as our director or officer, any subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and officers.

  At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                Executive Compensation and Employment Agreements

  The following table sets forth information concerning the compensation received for services rendered to us during fiscal 1998 and 1999 by our current Chief Executive Officer and our four other most highly compensated executive officers whose salary and bonus for fiscal 1998 and/or 1999 equaled or exceeded $100,000, whom we refer to as the named executive officers. Amounts under the "Bonus" column include bonuses earned during the fiscal year indicated, but deferred until a later year. In determining the amount of bonuses paid to our named executive officers, the compensation committee considered the financial performance of our company and the performance of the executives as compared to the performance of comparable companies and compensation data from such companies.

                           Summary Compensation Table

                                                     Long-Term
                                    Annual          Compensation
                                 Compensation          Awards
                               -------------------- ------------
                                                     Securities
   Name and Principal                                Underlying     All Other
        Positions         Year  Salary      Bonus     Options      Compensation
   ------------------     ---- --------    -------- ------------   ------------
Vivek Y. Ranadive........ 1999 $345,833    $231,708         --        $   --
 President, Chief
  Executive Officer and   1998  455,000(1)  200,000    697,500            --
 Director
Paul G. Hansen........... 1999  258,333     140,000    112,497         4,818(2)
 Executive Vice President
  and Chief               1998   88,141(3)   40,000  1,349,997            --
 Financial Officer
Rajesh U. Mashruwala..... 1999  217,000     240,000    149,997            --
 Executive Vice
  President, Sales and    1998  213,333      85,000    187,500            --
 Marketing
Robert P. Stefanski...... 1999  241,667     140,000    180,000(5)         --
 Executive Vice
  President, General      1998  159,375(4)   75,000     54,000        41,430(6)
 Counsel and Secretary
Richard M. Tavan......... 1999  231,333     140,000     42,000            --
 Executive Vice
  President,              1998  234,000      66,000    108,000            --
 Engineering and
  Operations

--------
(1) We were reimbursed $226,450 of this amount by Reuters for the time Mr. Ranadive spent working on matters for TFT.
(2) Represents amount reimbursed for executive financial planning services.
(3) Mr. Hansen began his employment with us as Executive Vice President and Chief Financial Officer in July 1998.
(4) Mr. Stefanski began his employment with us as Executive Vice President and General Counsel in March 1998.
(5) Represents an option to purchase 180,000 shares of our common stock granted in connection with Mr. Stefanski's surrender of an option to purchase 210,000 shares of our common stock which was granted to him by Reuters pursuant to the Reuters/TFT Employee Stock Purchase arrangements described under "Relationship with Reuters and Certain Transactions--TFT Stock Option Plan" on page 59.
(6) Represents amount reimbursed for relocation expenses.

  The following table sets forth information as to stock options granted to all named executive officers during the fiscal year ended November 30, 1999. These options were granted under our 1996 Stock Option Plan and, unless otherwise indicated, provide for vesting as to 20% of the underlying common stock one year after the date of grant, then ratably over a period of 48 months thereafter. Options were granted at an exercise price equal to 100% of the fair market value of our common stock on the date of grant, as determined by our board of directors. The amounts under "Potential Realizable Value at Assumed Annual Rate of Stock Appreciation for Option Term" represent the hypothetical gains of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the initial public offering price per share of $5.00 for the full ten-year term of the options. The assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices.


                       Option Grants in Last Fiscal Year

                                                                          Potential Realizable
                                          Percent                           Value at Assumed
                         Number of        Total                                Annual Rate
                         Securities      Options                          of Stock Appreciation
                         Underlying     Granted to   Exercise                for Option Term
                          Options       Employees    Price Per Expiration ---------------------
          Name           Granted(#)   in Fiscal Year   Share      Date        5%        10%
          ----           ----------   -------------- --------- ---------- ---------- ----------
Vivek Y. Ranadive.......       --            --%       $  --         --   $       -- $       --
Paul G. Hansen..........  112,497          1.10         2.00    2/15/09      691,235  1,233,947
Rajesh U. Mashruwala....  149,997          1.46         2.00    2/15/09      921,653  1,645,274
Robert P. Stefanski.....   37,500          0.37         2.00    2/15/09      230,418    411,327
                          180,000(1)       1.76         2.00     5/3/09    1,106,005  1,974,368
Richard M. Tavan........   42,000          0.41         2.00    2/15/09      258,068    460,686

--------
(1) Represents an option to purchase 180,000 shares of our common stock granted in connection with Mr. Stefanski's surrender of an option to purchase 210,000 shares of our common stock which was granted to him by Reuters pursuant to the Reuters/TFT Employee Stock Purchase arrangements described under "Relationship with Reuters and Certain Transactions--TFT Stock Option Plan" on page 59.

  The following table sets forth information with respect to unexercised options held by the named executive officers as of November 30, 1999. Amounts under "Unexercisable" in the table below include unvested options notwithstanding the fact that they are immediately exercisable upon grant because such unvested shares are subject to repurchase by us at the original exercise price upon the employee's cessation of service. The amounts under "Value of Unexercised In-the-Money Options" were calculated by determining the difference between the exercise price and the price of our common stock as of November 30, 1999, which was $32.33.

   Aggregate Stock Option Exercises In Fiscal 1999 and Fiscal Year-End Values

                                                 Number of Securities
                                                      Underlying
                           Shares                 Unexercised Options       Value of Unexercised
                          Acquired               at November 30, 1999       In-the-Money Options
                         on Exercise   Value   ------------------------- --------------------------
          Name           (#) Shares  Realized  Exercisable Unexercisable Exercisable  Unexercisable
          ----           ----------- --------- ----------- ------------- ------------ -------------
Vivek Y. Ranadive.......   300,000   $ 250,020 10,875,874      271,625   $349,425,052  $ 8,691,104
Paul G. Hansen..........        --         --     312,767    1,034,344      9,840,682   32,416,383
Rajesh U. Mashruwala....   862,494   1,070,008        --           --             --           --
Robert P. Stefanski.....    90,000     162,000    178,347      573,150      5,569,765   18,081,141
Richard M. Tavan........     4,500      12,000     29,700      115,800        950,302    3,635,216


  All of our executive officers are employed at-will. However, Mr. Ranadive's employment may only be terminated upon 120 days written notice and Mr. Stefanski's employment may only be terminated upon six months written notice pursuant to agreements entered into with us. Each of our other executive officers may be terminated without cause or with cause at any time upon (i) two weeks written notice or (ii) pay equal to two weeks of such officer's salary in lieu of such notice.

  Each of our executive officers is a party to our standard non-disclosure agreement. Under the non-disclosure agreements, for one year following their termination, our employees agree not to solicit any other employee to leave the company. The employees also agree not to disclose any confidential information that they obtained during their employment to any third parties at any time during or subsequent to their employment. In addition, any inventions, discoveries or improvements created by the employees during their employment belong to us.

                                  Stock Plans

TIBCO Software 1996 Stock Option Plan

  Our 1996 Stock Option Plan, as amended and restated, provides for the grant to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, for the grant to employees, officers, directors and consultants of nonstatutory stock options and provides eligible employees with the right to participate in a salary deferral employee stock purchase program, or "ESPP", intended to qualify under Section 423 of the Internal Revenue Code. The amended and restated 1996 plan has been approved by our board of directors and our stockholders. Unless terminated sooner, the 1996 plan will terminate automatically in May of 2009. A total of 45,677,454 shares of common stock has been reserved for issuance pursuant to the 1996 plan, plus annual increases equal to the lesser of (1) 60,000,000 shares, or (2) 5.0% of the outstanding shares on the first day of each fiscal year. An individual may be granted options to purchase a maximum of 2,250,000 shares of common stock each year, in addition to an option to purchase up to 2,250,000 shares in connection with that individual's commencement of service. As of November 30, 1999, there were options to purchase approximately 30,211,000 shares of common stock outstanding under the 1996 plan, approximately 28,371,000 of which are exercisable, but 5,959,456 of which would be subject to repurchase by us if exercised on that date. The outstanding options have exercise prices ranging from $0.20 per share to $40.33 per share, and a weighted average exercise price of $1.10 per share.

  The 1996 plan is administered by the compensation committee of our board of directors, which, in the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, consists of two or more "outside directors" within the meaning of
Section 162(m) of the Internal Revenue Code. The committee has the power to determine the terms of the options granted, including, but not limited to, the participants who will be granted options, the exercise price, the number of shares subject to each option, the exercisability thereof and the form of consideration payable upon such exercise. The board has the authority to amend, suspend or terminate the 1996 plan, subject to shareholder approval when required by applicable law, provided that no such action may adversely affect any share of common stock previously issued and sold or any option previously granted under the 1996 plan.

  Options granted under the 1996 plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1996 plan must generally be exercised within three months of the Optionee's separation of service from us, or within twelve months if such optionee's termination is due to the optionee's death or disability, but in no event later than the expiration of the option's ten year term. The exercise price of all incentive stock options granted under the 1996 plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options granted under the 1996 plan is determined by the committee, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value of the common stock on the date of grant and the term of any incentive stock option must not exceed five years. The term of all other options granted under the 1996 plan may not exceed ten years.

  The 1996 plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation. If an option is not assumed or substituted as described in the preceding sentence, each such option shall become fully vested and exercisable, including shares that would not otherwise be vested or exercisable, for a period of 15 days from the date of such notice, and the option will terminate upon the expiration of such period.

  The ESPP permits participants to purchase common stock through payroll deductions of up to 10% of the participant's "compensation". The maximum number of shares a participant may purchase during a single purchase period is 3,000 shares.

  Employees are eligible to participate in the ESPP if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who

  . immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

  . whose rights to purchase stock under all employee stock purchase plans of the Company accrues at a rate which exceeds $25,000 worth of stock for each calendar year may not be granted a right to purchase stock under the ESPP.

  The ESPP provides for consecutive, overlapping, twenty-four month offering periods. The offering periods generally start on the first trading day on or after January 1 and July 1 of each year, except for the first such offering period which commenced on July 14, 1999 and ends on the last trading day on or before June 30, 2001. Each offering period includes four six-month purchase periods.

  Amounts deducted and accumulated by participants are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the ESPP is generally 85% of the lower of the fair market value of our common stock (1) at the beginning of the offering period or (2) at the end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods.

  Participants may end their participation in the ESPP at any time during an offering period, at which time they will be refunded their payroll deductions to date. Participation ends automatically upon termination of employment with us.

  Rights granted pursuant to the ESPP are not transferable by a participant other than by will, or the laws of descent and distribution. The ESPP provides that, in the event of our merger with or into another corporation or a sale of substantially all of our assets, each outstanding right may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding rights, the offering period then in progress will be shortened and a new exercise date will be set.

  The board has the authority to amend or terminate the ESPP, except that no such action may adversely affect any outstanding rights to purchase stock under the ESPP. Notwithstanding the previous sentence, the board may terminate an offering period on any exercise date if the board determines that the termination of the offering period is in our best interests and those of our stockholders. Notwithstanding anything to the contrary, the board may in its sole discretion amend the ESPP to the extent necessary and desirable to avoid unfavorable financial accounting consequences by altering the purchase price for any offering period, shortening any offering period or allocating remaining shares among the participants.

TIBCO Software 1998 Director Option Plan

  Our 1998 Director Option Plan, as amended and restated, provides that each director is eligible to participate in the director plan. The director plan was adopted by our board of directors and stockholders in June 1999. The director plan has a term of ten years from June 1999, but may be terminated sooner by the board. A total of 2,475,000 shares of our common stock have been reserved for issuance under the director plan. As of November 30, 1999 there were options to purchase 1,230,000 shares of common stock outstanding under the director plan, all of which are exercisable. These outstanding options have exercise prices ranging from $0.33 to $3.00 per share and a weighted average exercise price of $1.65 per share.

  The director plan provides for discretionary grant of options to employee directors and for non-discretionary grants of options to each non-employee director. Each non-employee director will receive an annual automatic grant of 60,000 shares of common stock at the time of each annual meeting of our stockholders, beginning with our 2000 Annual Meeting of Stockholders in April 1999. In addition, in June 1999, Reuters was granted an initial option to purchase 450,000 shares of common stock.

  Each option will be fully vested on the date of grant and have a term of 10 years. The exercise price of all options shall be 100% of the fair market value per share of our common stock on the date of grant, generally determined with reference to the closing price of the common stock as reported on The Nasdaq National Market.

  Options granted under the director plan are not generally transferable by the director. However, the option to purchase 450,000 shares held by Reuters may be transferred by Reuters to the Reuters-nominated directors. Options granted under the director plan must generally be exercised within three months of the date that director ceases to be a director or within twelve months if such termination is due to the optionee's death or disability. The option to purchase 450,000 shares of our common stock granted to Reuters under the director plan is not affected by the termination, death or disability of any of the Reuters-nominated directors.

  If it is determined that automatic annual option grants to non-employee directors that are subject to vesting will not result in unfavorable accounting consequences to us, then the director plan will be amended to change the quarterly automatic options grants that are fully vested to automatic annual option grants that are subject to vesting.

               RELATIONSHIP WITH REUTERS AND CERTAIN TRANSACTIONS

Relationship with Reuters

  We are the successor to a portion of the business of Teknekron Software Systems, Inc., which was acquired by Reuters in 1994. Teknekron subsequently changed its name to TIBCO Inc., and in January 1997, we were established as an entity separate from TIBCO Inc. In connection with our formation as a separate entity, we issued and sold 57,000,000 shares of our common stock and 60,000,000 shares of our Series A preferred stock to an affiliate of Reuters for $10.0 million plus the net book value of the assets transferred to us. We were formed to create and market software solutions for use in the integration of business information, processes and applications in all industries outside of the financial services market.

  TIBCO Inc. subsequently changed its name to TIBCO Finance Technology, Inc. and focuses its business on providing TIB-based software and custom solutions to the financial services and insurance industries. Under our license agreement with Reuters, Reuters, through TFT, is the exclusive distributor of our products in the financial services market for a term of five years, subject to the limited exceptions described below.

  As of November 30, 1999, assuming our issuance of 4,025,750 shares of common stock in this offering, Reuters owned approximately 62.1% of our outstanding shares of common stock, or approximately 53.5% if all of the options under TFT's stock option plan had been exercised, but has agreed to limit its voting rights. See "--Stockholders Agreement" beginning on page 57 for a description of this voting limitation.

Intercompany Agreements

License, Maintenance and Distribution Agreement with Reuters

  On December 31,1996, we entered into a license, maintenance and distribution agreement with Reuters and its wholly-owned subsidiary, TFT. The agreement was amended in May 1999. The license agreement provides for the license of technology and proprietary rights from Reuters to us, the license of technology from us to Reuters, the maintenance of the licensed technology, the right of Reuters to distribute our products and the related distribution fees and limitations on our business in the financial services industry, all as further described below. Reuters may exercise its rights under the license agreement through its affiliates. Revenue from Reuters and TFT under the license, maintenance and distribution agreement, consisting primarily of product fees on sales by TFT of our products to financial services companies, was $0.8 million in fiscal 1997, $3.7 million in fiscal 1998 and $14.2 million in fiscal 1999.

  Ownership of Intellectual Property Used in Our Products. Reuters owns the underlying TIB intellectual property and technology, including the basic publish/subscribe technology, that was in existence on December 31, 1996 and that is incorporated into some of our TIB products including TIB/Rendezvous, TIB/Hawk and TIB/ETX. We own all technology and related intellectual property rights, including patents, copyrights, trade secrets, trademarks and other similar rights, independently developed by us since our formation on January 1, 1997. This includes both enhancements and improvements to the licensed TIB technology and new technology unrelated to the licensed TIB technology. We also own our trademarks and tradenames, including TIBCO, TIB, The Information Bus and the names of our products. We license these marks back to Reuters royalty-free for use in TFT's trade name and in connection with the sale and marketing of our products and services and those of Reuters.

  Reuters License of the TIB Technology to Us. Under the terms of the license agreement, Reuters granted us a perpetual, royalty-free license to the underlying TIB messaging technology in existence on December 31, 1996 in exchange for a one-time license fee of $10.0 million. The license includes rights to use the TIB technology to develop and maintain products, to provide services to customers relating to the licensed technology, and to sell, sublicense and distribute products utilizing the licensed technology both directly and indirectly. The license may not be unilaterally terminated, and Reuters may not grant to any non-affiliated third party a license to the TIB technology of substantially the same or broader scope than that granted to us. We may not assign or transfer our rights under the license without the consent of Reuters.

  License of Our Technology to Reuters. Since the effectiveness of the license agreement, we have substantially enhanced and further developed the licensed TIB technology and products. We have also created several new products and new technologies. The license agreement provides Reuters with a perpetual, royalty-free license to use and exploit the technology developed by us through December 2011 internally for the purpose of developing, providing, maintaining and enhancing any Reuters' products or services and through embedding the technology or any technology derived therefrom in Reuters', or any of its affiliates', products or services. Although TFT is not authorized under the license agreement to sell our products to non-financial services customers unless they are embedded into TFT's financial products, Reuters and its other affiliates are authorized to do so.

  Limitations on Our Use of the Licensed Technology in the Financial Services Market. The license agreement prohibits us from using the technology we license from Reuters to create products which contain functionality or features specifically designed for use by financial services companies, or to assist third parties in doing so. Financial services companies include entities engaged in commercial banking, investment banking, insurance and other financial services. Further, subject to the exceptions described below, the license agreement prevents us from selling products and services based on the technology we license from Reuters directly to financial services companies and major competitors of Reuters, and from providing consulting or other services related to such products directly to such companies.

  Exclusive Right of Reuters to Distribute Our Products in the Financial Services Market. Reuters is the preferred distributor of our products in the financial services market, and we have agreed not to appoint any other third party reseller to sell our products principally in this market. In addition, for a term of five years, Reuters has the exclusive right to distribute our products to customers in the financial services market segment, subject to the exceptions described below. During this exclusivity period, and subject to the exceptions described below, we are prevented from providing any products or consulting services to financial services companies, including products and services unrelated to or not incorporating the licensed TIB technology. When Reuters sells licenses to and maintenance contracts for our products, it must pay us 40% of its revenue from such sales, except with respect to products embedded in Reuters or TFT products. However, if Reuters sells licenses to and maintenance contracts for our products through an unaffiliated third-party, then Reuters must pay us 50% of its revenue from such sales. We believe that the product fees paid by Reuters to us reflects commercially reasonable terms.

  Reuters Minimum Guaranteed Product Fees. In the license agreement Reuters agreed to pay us minimum guaranteed product fees of $16 million payable in calendar 1999, $18 million payable in calendar 2000 and $20 million payable in calendar 2001. On an annual basis beginning in 2002, Reuters may elect to extend the payment of minimum guarantees on an annual basis with minimum guarantees of at least $20 million in each of 2002 and 2003 and at least 110% of the prior year's minimum guaranteed product fees in each year thereafter. If Reuters does not extend the payment of minimum guarantees, the restrictions against our direct sales to financial services customers will be removed with respect to our non-financial software products that are sold as an off-the-shelf, stand-alone product pursuant to an industry standard shrink wrap or click wrap license and that are intended by us to be used by the end-user without the requirement for additional customization, or consulting services, which we call commodity products, and the product fee rate Reuters must pay will decrease to 35%. We believe that the product fee rate paid by Reuters to us reflects commercially reasonable terms.

  Adjustment of Reuters Products Fees. If the license agreement is materially breached by us, or if the financial services market restrictions or exclusive distribution terms are determined to be invalid by a court, or if after the expiration of our exclusive distribution relationship with Reuters we sell products or provide services directly to companies in the financial services market, Reuters may elect to cease paying minimum guaranteed product fees and the product fee rates paid to us by Reuters will decrease to 30%. In addition, in the event we materially breach the license agreement, we thereafter will be prohibited from selling or distributing to financial services companies commodity products, or, after the expiration of the five-year exclusive distribution relationship with Reuters, Commodity Products that are based on the technology we license from Reuters, even though Reuters no longer pays us minimum guaranteed product fees.

  Exceptions Permitting Us to Sell Directly to Financial Services Companies. We are permitted under the license agreement to license our TIBCO.net Internet/Intranet hosting services directly to all customers, including financial services market customers. We must pay Reuters a fee equal to 10% of our revenue from the sale of TIBCO.net services to financial services market customers. We have agreed in the license agreement that we will not include as part of the TIBCO.net Internet/Intranet hosting services any products specifically designed for use by financial services companies or services that use such products, except that we may include software for hosting stock quotes and other financial market data in the hosting services.

  In addition, we have an agreement with Cedel Global Services providing for an enterprise license to all of our products and for consulting and development services. Cedel provides settlement and clearing technology and services to banks in Europe and other countries. The Cedel agreement was assigned to us by TFT in consideration for our assumption of the obligations of TFT under the agreement. The Cedel agreement is deemed to be an exception from the restrictions on the sale of our products and services to financial services market customers.

  Finally, if we acquire a company that sells products or services to financial services companies, we can continue to provide such products and services to such companies after the acquisition. We are prohibited, however, from providing the acquired company's products or services to financial services companies with any of our products that are based on the licensed TIB technology.

  Exceptions Permitting Us to Use Third Party Distributors in the Financial Services Market. Although Reuters is our exclusive distributor in the financial services market, we are permitted under the license agreement to use other distributors and resellers to distribute and sell our products to financial services market customers, provided that we do not appoint these distributors to sell primarily into the financial services market. When we realize revenue from sales by our third-party distributors of our products to financial services companies, we must pay Reuters 50% of such revenue. Our third party distributors may also provide substantial consulting services in connection with the sale of our products. We have agreed to assist Reuters in establishing distribution relationships directly with any of our third-party distributors that sell our products in the financial services market. We are not required to pay any product fees to Reuters on sales of our products in the financial services market by original equipment manufacturers who have embedded or bundled our products with their own.

  Our Obligation to Provide Maintenance Services for Reuters and its Customers. We have agreed to provide maintenance and support to Reuters for its customers that acquire our products and have purchased maintenance. Reuters must pay us a fee for maintenance of our products at the same rate it pays on sales of our products. So long as Reuters is required to pay us a minimum guarantee, we must maintain, at no charge to Reuters, at least ten full-time employees for maintenance, marketing and technical support for our products sold by Reuters.

  The terms of the License Agreement were the result of negotiations between Reuters, TFT and us and were approved by a majority of our board of directors, including a majority of our independent and disinterested directors.

Stockholders Agreement

  We entered into an amended and restated stockholders agreement with Reuters, Cisco Systems, Mayfield and Vivek Ranadive on July 13, 1999.

  Reuters Voting Limitations. Under the stockholders agreement, Reuters agreed to limit its right to vote its shares of our stock such that the votes cast by Reuters will not represent more than 49% of the total votes eligible to be cast in any matter submitted to a vote of our stockholders. In accordance with the terms of the stockholders agreement, any shares held by Reuters that exceed 49% of our outstanding stock will be voted by us in the same proportion as all shares held by stockholders other than Reuters.

  Reuters Right to Nominate Directors. Reuters has the right under the stockholders agreement to nominate four of our ten directors so long as it holds 40% or more of our outstanding shares of voting stock. If Reuters holds less than 40% but at least 25% of our voting shares, Reuters will have the right to nominate three directors. If Reuters holds less than 25% but at least 10% of our issued and outstanding voting shares, Reuters will have the right to nominate two directors. If the total number of our directors is increased, and if Reuters then holds more than 40%, between 25% and 40%, or between 10% and 25% of our outstanding shares of voting stock, Reuters will have the right to nominate the lowest number of directors such that Reuters-nominated directors constitute at least one-third, two-ninths or one-ninth of our board of directors, respectively. So long as Reuters has the right to nominate at least one director, we have agreed that Reuters will also have the right to nominate one member of our compensation committee.

  Reuters Right to Approve Fundamental Decisions. In addition, under the stockholders agreement, so long as Reuters owns 30% or more of our voting shares, we will be required to obtain the consent of Reuters in order to consummate any of the following transactions:

  . The issuance of our equity securities or securities convertible into, exchangeable for, or options or rights to acquire our equity securities in any calendar year in excess of 5% of our outstanding capital stock on December 31 of the prior year, or in any three-year period in excess of 10% of our outstanding capital stock at the beginning of the period. This limitation will not apply to securities issued under our equity compensation plans or securities issued in acquisitions permitted under the stockholders agreement without the consent of Reuters.

  . Any merger, consolidation, share exchange, any sale, lease, exchange or other dissolution of all or any substantial part of our assets.

  . Any acquisition by us, whether by merger, stock purchase, asset purchase or otherwise, of any business or entity where the value of the acquisition is in excess of either 15% of our market capitalization or 15% of our total revenues in the last four, full fiscal quarters, provided that in each case such amount exceeds $75 million.

  Registration Rights. Under the stockholders agreement, the holders of approximately 137,130,000 shares of common stock as of November 30, 1999 or their permitted transferees are entitled to rights with respect to registration of all of their shares under the Securities Act. Because these shares can be registered under the stockholders agreement, we call them registrable securities. Under these registration rights, beginning nine months following the closing of our initial public offering on July 19, 1999, certain holders of a majority of the then outstanding registrable securities may require that we register their shares for public resale, provided that the anticipated aggregate offering price of the securities to be registered is at least $10 million (a "demand registration"). We are not obligated to register these shares after we have effected two such demand registrations. However, Reuters is entitled to six additional demand registrations for its shares of our common stock beginning six months after the closing of our initial public offering on July 19, 1999, provided that the anticipated aggregate offering price of the securities to be registered is at least $25 million and provided further that we are not required to effect more than one such registration during each six-month period.

  Additionally, holders of a majority of the then outstanding registrable securities may require us to register their shares for public resale on Form S-3 or similar short-form registration statement, provided that we are not obligated to effect more than one such registration in any twelve month period and provided further that the anticipated aggregate offering price of the securities to be registered is at least $5.0 million. We will be responsible for all expenses in connection with the first two demand registrations, the first four additional demand registrations of Reuters and the first two registrations on Form S-3 or similar short form registration statement (other than underwriting discounts and commissions).

  Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering for cash for our own account or for the account of Reuters, the holders of registrable securities are entitled to include their shares of common stock in such registration, subject to the right of the managing underwriter to reduce the number of shares proposed to be registered in view of market conditions. We will be responsible for all expenses, other than underwriting discounts and commissions, in connection with any such registration. All registration rights provided to holders of registrable securities will terminate upon the date ten years after July 19, 1999, the closing date of our initial public offering, or at such time holder is entitled to sell all of its shares in any three months period under Rule 144 under the Securities Act.

  We have also agreed to cooperate in effecting the registration on an appropriate form of shares of our common stock sold by Reuters to TFT employees and consultants upon the exercise by such employees and consultants of purchase rights granted to them by Reuters. We have agreed to pay all expenses, other than any underwriting discounts and commissions, in connection with any such registration. See "--TFT Stock Option Plan " on page 59 for a description of these rights.

  Reuters Information Rights. We are required under the stockholders agreement to deliver monthly, quarterly and annual financial statements and quarterly and annual operating budgets and projections to Reuters so long as Reuters holds 20% or more of our voting shares. We are also required to use our best efforts to allow the independent accountants of Reuters to have access to our audit work papers and to assist in any review undertaken by our independent accountants, and if such access is denied, we are required to reimburse Reuters for the costs of any extra audit work undertaken by Reuters.

  Amendment and Termination of Reuters Voting Limitations, Reuters Right to Approve Certain Fundamental Decisions and Reuters Right to Nominate Directors. The provisions of the stockholders agreement relating to the agreement of Reuters to limit its right to vote our shares may not be amended by any party and will automatically terminate once Reuters beneficially owns less than a 49% of our outstanding common stock. The provisions of the stockholders agreement relating to the right of Reuters to approve major issuances of equity securities, mergers and acquisitions can only be amended with the consent of Reuters so long as Reuters holds at least 30% of our outstanding common stock. Additionally, the provisions relating to the right of Reuters to nominate directors can only be amended with the consent of Reuters so long as Reuters holds at least 10% of our common stock.

  The terms of the stockholders agreement were the result of negotiations between the parties thereto and were approved by a majority of our board of directors, including a majority of our independent and disinterested directors.

Intercompany Services

  We recorded expenses of $1.9 million in fiscal 1997, $2.9 million in fiscal 1998 and $2.3 million in fiscal 1999 for administrative and various other services provided to us by TFT. In addition, we incurred rent expense of $1.4 million in fiscal 1997, $1.6 million in fiscal 1998 and $1.0 million in fiscal 1999 relating to our sub-lease of office space from TFT and our rental of certain furniture and fixtures from TFT. We do not anticipate that Reuters or TFT will provide us with any material administrative or other services in fiscal 2000.

  We believe that the terms of the intercompany services provided by TFT during fiscal 1999 were on terms no less favorable to us than we could have negotiated with an unaffiliated third party.

TFT Stock Option Plan

  The TFT Option Plan relates to an aggregate of up to 20,250,000 shares of TIBCO Software common stock held by Reuters. Rights to purchase 14,183,733 shares of our common stock from Reuters remained outstanding as of November 30, 1999. Upon exercise of one of these rights, Reuters is required to transfer shares of our common stock owned by it to the employee or consultant, thereby reducing Reuters' ownership of our common stock. We are not required to issue any shares of our common stock and do not receive any proceeds when one of these rights is exercised. If rights to purchase 14,183,733 shares of our common stock were exercised, Reuters' percentage ownership of our common stock would decrease from 62.1% to 53.5%.

Transactions with Cisco Systems

  In March 1999, we granted Cisco a three-year license to embed our TIB/Rendezvous product and multicasting technology in its Internetworking Operating System and Cisco Networking Services for Active Directory products in exchange for a license fee of $1.5 million, plus ongoing maintenance fees of $405,000 annually. In November 1999, we granted Cisco an expanded license to embed our TIB/Rendezvous and TIB/Hawk products in all of Cisco's products. This expanded license was granted in exchange for an additional license fee of $2.8 million, plus ongoing annual maintenance fees of $390,000 during the first year and $450,000 for each year thereafter during which Cisco purchases maintenance, and ongoing service fees on a time and materials basis. The terms of these transactions were the result of arm's-length negotiations between Cisco and us and were approved by a majority of our board of directors, including a majority of our independent and disinterested directors. We believe that the terms of the technology licensing agreements with Cisco are no less favorable to us than we could have negotiated with an unaffiliated third party.

Other Transactions

  Since August 1997, Mr. White, one of our directors, has provided consulting services to us. In connection with these consulting services, we paid $314,000 to Mr. White and granted him options to purchase 450,000 shares of our common stock in fiscal 1998. In addition, we granted to Mr. White options to purchase 150,000 shares of common stock for serving as a director. In fiscal 1997, we paid $79,000 to Mr. White and granted him options to purchase 600,000 shares of our common stock for consulting services rendered. The compensation expense related to these consulting services is based upon the fair value of the underlying common shares at the end of each financial reporting period.

  In June 1999, we granted to Reuters an option to purchase 450,000 shares of our common stock under our director stock option plan. This option vested immediately upon grant, has an exercise price of $2.00 per share and may be transferred by Reuters to the Reuters-nominated directors. The option is not affected by the termination, death or disability of any of the Reuters-nominated directors.

  We agreed to reimburse Reuters for $2.1 million of expenses incurred by it in connection with our initial public offering.

  Since our formation, we have from time to time entered into arrangements with TFT regarding the sharing of employees on various customer projects. For services we provided to TFT under these arrangements, we recognized revenue of approximately $4.0 million in fiscal 1997, $2.2 million in fiscal 1998 and $310,000 in fiscal 1999. For services TFT provided to us under these arrangements, we recorded expenses of approximately $1.6 million in fiscal 1997, $5.8 million in fiscal 1998 and $2.3 million in fiscal 1999.

  We engage the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, to handle legal matters. Larry W. Sonsini, one of our directors, is a member of Wilson Sonsini. Our payments to Wilson Sonsini did not exceed five percent of Wilson Sonsini's gross revenues in its last fiscal year.

  All future transactions, including loans, between us and our officers, directors and principal stockholders and their affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested directors, and these transactions will be on terms no less favorable to us than we could have obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS


  The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 30, 1999, and as adjusted to reflect the sale of common stock offered hereby, of:

  . each person or entity who is known by us to beneficially own five percent or more of the outstanding shares of our common stock,

  . each of our directors,

  . our chief executive officer and our four other most highly compensated executive officers during fiscal 1999, and

  . all of our directors and executive officers as a group.

  Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of November 30, 1999 are deemed outstanding.

  Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. In computing the number of shares beneficially owned by a person, shares of common stock that are subject to our right of repurchase at the original exercise price paid per share, or such shares that are subject to exercisable but unvested options, are not included. Unvested options are immediately exercisable upon grant, provided that upon the optionee's cessation of service, any unvested shares are subject to repurchase by us at the original exercise price paid per share.

  The address of each individual listed in the table is TIBCO Software Inc., 3165 Porter Drive, Palo Alto, CA 94304. As of November 30, 1999, we had 387 stockholders of record and 181,215,000 shares of our common stock outstanding. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has had sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

                                   Shares                 Shares of Common Stock
                                Beneficially                to be Beneficially
                             Owned Before Sale            Owned After Sale Under
          Name             Under This Prospectus  Shares     This Prospectus
          ----             ----------------------  to be  ----------------------
                             Number    Percentage  Sold     Number    Percentage
                           ----------- ---------- ------- ----------- ----------
Reuters Group PLC and
 related entities (1)
 85 Fleet Street
 London, EC4P 4AJ........  113,301,936    62.5%       --  113,301,936    61.2%
Cisco Systems, Inc.
 170 West Tasman Drive
 San Jose, CA 95134......   13,095,000     7.2        --   13,095,000     7.1
Mayfield Fund (2)
 2800 Sand Hill Road
 Menlo Park, CA 94025....    8,583,948     4.7        --    8,583,948     4.4
Vivek Y. Ranadive (3)....   12,474,123     6.5        --   12,474,423     6.4
Paul G. Hansen (4).......      456,222      *     100,000     356,222      *
Robert P. Stefanski (5)..      416,565      *      70,000     346,565      *
Richard M. Tavan (6).....      542,631      *     111,000     431,631      *
Rajesh U. Mashruwala
 (7).....................      366,456      *      25,000     341,456      *
Douglas M. Atkin.........           --      *         --          --       *
Yogen K. Dalal (8).......    8,633,946     4.8     10,000   8,632,946     4.7
Edward R. Kozel (9)......   13,195,002     7.3     12,000  13,183,002     7.1
Donald J. Listwin (10)...   13,145,001     7.3        --   13,145,001     7.1
Larry W. Sonsini (11)....       99,999      *         --       99,999      *
John G. Taysom...........           --      *         --          --       *
Phillip E. White (12)....      527,490      *     100,000     427,490      *
Philip K. Wood ..........           --      *         --          --       *
All directors and
 executive officers as a
 group
 (15 persons) (13).......   49,777,510    26.9    518,000  49,259,510    26.6
Vijayakumar Tella (14)...      477,247      *      90,000     387,247      *
Other selling
 stockholders owning in
 the aggregate less than
 1% of the outstanding
 common stock of the
 Company
 (11 persons) (15).......    1,776,222      *     366,250   1,409,972      *

--------
  *  Less than one percent.
 (1) Represents shares held by Reuters Nederland B.V. Includes 14,168,370 shares reserved for sale to employees and consultants of TFT pursuant to the exercise by such employees and consultants of purchase rights granted or to be granted to them by Reuters. Subsequent to May 31, 1999, we granted Reuters an option to purchase 450,000 shares of our common stock under our director stock option plan. Reuters has agreed to limit its voting power such that the votes cast by Reuters will not represent more than 49% of the total votes eligible to be cast in any matter submitted to a vote of our stockholders.
 (2) Includes 8,154,750 shares held by Mayfield IX and 429,198 shares held by Mayfield Associates Fund III.
 (3) Includes 10,939,125 shares subject to options exercisable within 60 days of November 30, 1999. Excludes 65,000 shares subject to our right of repurchase and 258,375 shares that are subject to options that are unvested but exercisable within 60 days of November 30, 1999.
 (4) Includes 346,524 shares subject to options exercisable within 60 days of November 30, 1999. Excludes 2,019 shares subject to our right of repurchase and 1,001,421 shares that are subject to options that are unvested but exercisable within 60 days of November 30, 1999.
 (5) Includes 128,064 shares subject to options exercisable within 60 days of November 30, 1999. Excludes 383,850 shares that are subject to options that are unvested but exercisable within 60 days of November 30, 1999.
 (6) Includes 34,134 shares subject to options exercisable within 60 days of November 30, 1999. Excludes 360,000 shares subject to our right of repurchase and 112,200 shares subject to options that are unvested but exercisable within 60 days of November 30, 1999.
 (7) Includes 834 shares subject to options exercisable within 60 days of November 30, 1999. Excludes 11,872 shares subject to our right of repurchase exercisable within 60 days of November 30, 1999.
 (8) Includes 50,000 shares subject to options exercisable within 60 days of November 30, 1999. Also includes 8,154,750 shares held by Mayfield IX and 429,198 shares held by Mayfield Associates Fund III. Mr. Dalal disclaims beneficial ownership of all shares except to the extent of his pecuniary interest in the partnerships.
 (9) Includes 100,000 shares subject to options exercisable within 60 days of November 30, 1999. Also includes 13,095,000 shares held by Cisco Systems, Inc. Mr. Kozel, one of our directors, is a member of the board of directors of Cisco Systems and disclaims beneficial ownership of all shares held by Cisco Systems.
(10) Includes 50,000 shares subject to options exercisable within 60 days of November 30, 1999. Also includes 13,095,000 shares held by Cisco Systems, Inc. Mr. Listwin, one of our directors, is an executive officer of Cisco Systems and disclaims beneficial ownership of all shares held by Cisco Systems.
(11) Represents 99,999 shares subject to options exercisable within 60 days of November 30, 1999.
(12) Includes 205,797 shares subject to options exercisable within 60 days of November 30, 1999. Excludes 278,688 shares subject to our right of repurchase and 378,816 shares subject to options that are unvested but exercisable with 60 days of November 30, 1999.
(13) Includes 12,147,016 shares subject to options exercisable within 60 days of November 30, 1999. Excludes 1,255,932 shares subject to our right of repurchase and 2,857,554 options that are unvested but exercisable within 60 days of November 30, 1999.
(14) Excludes 280,250 shares subject to our right to repurchase and 74,997 options that are unvested but exercisable within 60 days of November 30, 1999.
(15) Includes 811,602 shares subject to options exercisable within 60 days of November 30, 1999. Excludes 856,002 shares subject to our right to repurchase and 2,115,102 options that are unvested but exercisable within 60 days of November 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

  Pursuant to our Certificate of Incorporation, we have authority to issue 300,000,000 shares of common stock, and 25,000,000 shares of preferred stock, par value $0.001 per share.

  Set forth below is a description of our common stock and the preferred stock that may be issued under our Certificate of Incorporation.

                                  Common Stock

  The holders of our common stock other than Reuters are entitled to one vote per share on all matters to be voted upon by the stockholders. Reuters has agreed that it will limit its right to vote its shares of our common stock so that the votes cast by Reuters will not represent more than 49% of the total votes eligible to be cast in any matter submitted to a vote of our stockholders. The holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for dividends. We have never declared dividends in the past and do not intend to do so in the foreseeable future. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding, if any. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

                                Preferred Stock

  Our Certificate of Incorporation authorizes 25,000,000 shares of undesignated preferred stock, although no shares are outstanding. Our board of directors has the authority to issue preferred stock in one or more series and to establish the rights, preferences, privileges and restrictions granted to or imposed on any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Our board of directors will have the authority, without approval of the stockholders other than Reuters as provided in the stockholders agreement, to issue preferred stock that has voting and conversion rights superior to the common stock which may affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in control. We have no plans to issue any shares of preferred stock.

      Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

  We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is

  . the owner of 15% or more of the outstanding voting stock of the corporation,

  . an affiliate or associate of that corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date, and

  . an affiliate or associate of the persons described above.

Section 203 of the Delaware General Corporation Law may make it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect for the corporation not to be governed by
Section 203, effective 12 months after adoption. Neither our Certificate of Incorporation nor our Bylaws exempt us from the restrictions imposed under
Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

  So long as Reuters owns at least 30% of our outstanding voting shares, we will be required to obtain its consent in order to consummate certain significant corporate transactions, including equity issuances, mergers, consolidations, sales of assets or certain acquisitions. See "Relationship with Reuters and Certain Transactions--Intercompany Agreements--Stockholders Agreement" beginning on page 57.

  Annual meetings of stockholders shall be held to elect our board of directors and transact such other business as may be properly brought before the meeting. Special meetings of stockholders may be called by the Chairman, the President, any vice president or any one member of the board of directors. Our Certificate of Incorporation and Bylaws provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of the stockholders. In addition, our Certificate of Incorporation and Bylaws provide for an advance notice procedure for nomination by stockholders of candidates for election of directors as well as other stockholder proposals to be considered at annual stockholders' meetings.

  Our Certificate of Incorporation may be amended with the approval of a majority of the board of directors and the holders of a majority of our outstanding voting securities.

  The number of directors shall be fixed by resolution of the board of directors. The size of the board of directors is currently fixed at ten members. Reuters has the right under a stockholders agreement to nominate four of our ten directors so long as it holds 40% or more of our outstanding shares of voting stock. If Reuters holds less than 40% but at least 25% of our voting shares, Reuters will have the right to nominate three directors. If Reuters holds less than 25% but at least 10% of the issued and outstanding voting shares, Reuters will have the right to nominate two directors. If the total number of our directors is increased, pursuant to the stockholders agreement, and if Reuters then holds more than 40%, between 25% and 40%, or between 10% and 25% of our outstanding shares of voting stock, Reuters will have the right to nominate the lowest number of directors such that Reuters-nominated directors constitute at least one-third, two-ninths or one-ninth of our board of directors, respectively.

  Our directors shall be elected at the annual meeting of the stockholders, except for filling vacancies. Directors may be removed with the approval of the holders of a majority of the voting power present and entitled to vote at a meeting of stockholders. Vacancies and newly-created directorships resulting from any increase in the number of directors may, subject to the right of Reuters to nominate directors as described above, be filled by a majority of the directors then in office (although less than a quorum of the full board), a sole remaining director, or the holders of a majority of the voting power present and entitled to vote at a meeting of stockholders.

  The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote generally shall constitute a quorum for stockholder action at any meeting.

                    Limitation of Liability; Indemnification

  Our Certificate of Incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, including

  . for any breach of the director's duty of loyalty to us or our stockholders,

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

  . under Section 174 of the Delaware General Corporation Law, or

  . for any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate our rights or any stockholder rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. Our Bylaws also contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. We believe that these provisions are necessary to attract and retain qualified individuals to serve as directors and officers.

                          Transfer Agent and Registrar

  The Transfer Agent and Registrar for the common stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

  We cannot predict the effect, if any, that sales of shares of our common stock in the public market or the availability of shares for sale in the public market will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of a significant number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock.

  As of November 30, 1999, we had 181,215,000 shares of common stock outstanding. The 25,185,000 shares of common stock sold in our initial public offering in July 1999, and subject to the lock-up agreements described below, the 2,300,001 shares of common stock sold concurrently with our initial public offering to Yahoo and Sun Microsystems, the 242,973 shares of common stock issued after our initial public offering upon the exercise of options granted under our stock plans, and the 80,991 shares of common stock sold by Reuters to TFT employees after our initial public offering upon the exercise by such employees of rights to purchase shares of our common stock from Reuters, along with the 5,000,000 shares that are being sold in this offering, are freely tradeable without restriction under the Securities Act, except for shares purchased by our "affiliates", as that term is defined in Rule 144 under the Securities Act. As of November 30, 1999, the remaining 152,431,706 shares of common stock held by existing stockholders were "restricted shares", as that term is defined in Rule 144, of which 5,959,456 were issued upon the exercise of options and remained subject to our right of repurchase at the original purchase price upon the employee's cessation of service. All of these restricted shares are eligible for sale in the public market, except for those shares subject to the lock-up arrangements with the underwriters described below. The holders of approximately 137,130,000 shares of common stock are entitled to rights with respect to registration of these shares as more fully described under "Relationship with Reuters and Certain Transactions" beginning on page 54.

  In general, under Rule 144 as currently in effect, holders of restricted securities who have beneficially owned these securities for at least one year will be entitled to sell a number of shares of common stock within any three-month period equal to the greater of (1) 1% of the then outstanding shares of the common stock, which is approximately 1.9 million shares, or (2) the average weekly reported volume of trading of the common stock on The Nasdaq National Market during the four calendar weeks preceding such sale. Additionally, these "sales" are subject to manner of sale and notice requirements and requirements as to the availability of current public information concerning the company.

  As of November 30, 1999, there were vested options to purchase approximately 3,312,764 shares of common stock outstanding. In addition, as of November 30, 1999, TFT employees and consultants held vested rights to purchase approximately 2,501,337 shares of our common stock from Reuters. In July 1999, we filed a Registration Statement on Form S-1 all options granted under the TFT purchase rights plan, and in October 1999 we filed a registration statement on Form S-8 covering shares issuable upon resale of all options granted under our 1996 Stock Option Plan. Shares of common stock registered under the TFT S-1 and the S-8 are, subject to rule 144 volume limitations applicable to affiliates, available for sale in the open market, except where such shares are subject to vesting restrictions with us or the lock-up agreements described below. See "Management--Stock Plans" beginning on page 51 for a description of these plans.

  In connection with this offering, each of TIBCO Software, the selling stockholders, Cisco, Reuters and its affiliates, our executive officers and directors and certain of our employees of our company has agreed that, without the prior written consent of the representatives of the underwriters of this offering, during the period ending 90 days after the date of the final prospectus for this offering, it will not directly or indirectly offer, sell, contract to sell or otherwise dispose of, any shares of common stock or any securities substantially similar to our common stock, including but not limited to any securities convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities.

  The above restrictions do not apply to the following:


  . the sale to the underwriters of the shares of common stock under the underwriting agreement;

  . the issuance by us of options to purchase common stock pursuant to our existing stock plans, or the issuance by us of shares of common stock upon the exercise of any option granted under our existing stock plans;

  . the provision by Reuters of rights to purchase its shares of our common stock to employees and consultants of TFT pursuant to a pre-existing arrangement to provide such rights, and the sale by Reuters of its shares of common stock pursuant to the exercise of such rights;

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after completion of this offering; and

  . with respect to individuals, transfers by gift, will or intestate succession; with respect to partnerships, transfers to partners; with respect to trusts, transfers to beneficiaries; and with respect to corporations, transfers to stockholders and majority-owned subsidiaries; provided that in each case the transferee agrees to be bound by the agreement imposing a similar lock-up restriction.

                                 LEGAL MATTERS

  The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Larry W. Sonsini, a member of Wilson Sonsini, is one of our directors. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California. As of November 30, 1999, Mr. Sonsini beneficially owned 99,999 shares of our common stock.

                                    EXPERTS

  The financial statements of TIBCO Software Inc. as of November 30, 1998 and 1999 and for the eleven months ended November 30, 1997 and for the year ended November 30, 1998 and 1999 and the financial statements of InConcert, Inc. as of December 31, 1997 and 1998 and for the years then ended, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

  We have filed with the Commission a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. All contracts that are material to the registrant, and all the material terms of these contracts, have been disclosed in this prospectus. However, statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549, and at the Commission's regional offices located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The public may obtain information on the operations of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                              TIBCO SOFTWARE INC.

                         INDEX TO FINANCIAL STATEMENTS

TIBCO Software Inc.
Report of Independent Accountants..........................................  F-2
Consolidated Balance Sheet.................................................  F-3
Consolidated Statement of Operations.......................................  F-4
Consolidated Statement of Stockholders' Equity.............................  F-5
Consolidated Statement of Cash Flows.......................................  F-6
Notes to Consolidated Financial Statements.................................  F-7
Unaudited Pro Forma Combined Financial Information......................... F-24
InConcert, Inc.
Report of Independent Accountants.......................................... F-26
Balance Sheet.............................................................. F-27
Statement of Operations.................................................... F-28
Statement of Stockholders' Equity (Deficit)................................ F-29
Statement of Cash Flows.................................................... F-30
Notes to Financial Statements.............................................. F-31

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of TIBCO Software Inc.


  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of TIBCO Software Inc. and its subsidiaries at November 30, 1998 and 1999, and the results of their operations and their cash flows for the eleven months ended November 30, 1997 and for each of the two years in the period ended November 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

San Jose, California
December 15, 1999, except for Notes 7 and 11
  which are dated as of January 24, 2000

                              TIBCO SOFTWARE INC.

                           CONSOLIDATED BALANCE SHEET
                     (in thousands, except per share data)

                                                              November 30,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
ASSETS
Current assets:
  Cash and cash equivalents................................ $    547  $ 13,681
  Short-term investments...................................      --     76,126
  Deposits held by Reuters.................................   15,423       --
  Accounts receivable, net.................................   13,234    42,199
  Due from related parties.................................    1,829       286
  Other current assets.....................................    1,853     5,031
                                                            --------  --------
    Total current assets...................................   32,886   137,323
Property and equipment, net................................    3,171    10,423
Other assets...............................................      232     1,171
Goodwill and acquired intangibles, net.....................      --     30,721
                                                            --------  --------
                                                            $ 36,289  $179,638
                                                            ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................... $  3,190  $  7,501
  Accrued liabilities......................................    7,834    21,128
  Deferred revenue.........................................    3,561    13,091
                                                            --------  --------
    Total current liabilities..............................   14,585    41,720
                                                            --------  --------
Commitments (Note 7)
Stockholders' equity:
  Convertible preferred stock, $0.001 par value; 25,000
   shares authorized; 81,678 and no shares issued and
   outstanding, respectively...............................       82       --
  Common stock, $0.001 par value; 300,000 shares
   authorized; 67,131 and 181,215 shares issued and
   outstanding, respectively...............................       67       181
  Additional paid-in capital...............................   46,399   182,939
  Unearned stock-based compensation........................   (7,230)   (8,083)
  Accumulated other comprehensive loss.....................      --        (24)
  Accumulated deficit......................................  (17,614)  (37,095)
                                                            --------  --------
    Total stockholders' equity.............................   21,704   137,918
                                                            --------  --------
                                                            $ 36,289  $179,638
                                                            ========  ========



  The accompanying notes are an integral part of these consolidated financial statements.

                              TIBCO SOFTWARE INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                         Eleven Months
                                             Ended     Year Ended November 30,
                                         November 30,  ------------------------
                                             1997         1998         1999
                                         ------------- -----------  -----------
License revenue:
  Non-related parties..................     $ 6,062    $    14,511  $    39,680
  Related parties......................         157          2,984       17,236
                                            -------    -----------  -----------
    Total license revenue..............       6,219         17,495       56,916
                                            -------    -----------  -----------
Service and maintenance revenue:
  Non-related parties..................      19,648         30,577       36,601
  Related parties......................       9,407          4,685        2,923
                                            -------    -----------  -----------
    Total service and maintenance
     revenue...........................      29,055         35,262       39,524
                                            -------    -----------  -----------
      Total revenue....................      35,274         52,757       96,440
                                            -------    -----------  -----------
Cost of revenue:
  Cost of license revenue..............         366            984        2,402
  Cost of service and maintenance
   revenue.............................      15,481         26,698       34,210
                                            -------    -----------  -----------
    Total cost of revenue..............      15,847         27,682       36,612
                                            -------    -----------  -----------
Gross profit...........................      19,427         25,075       59,828
                                            -------    -----------  -----------
Operating expenses:
  Research and development.............       9,385         14,787       27,478
  Sales and marketing..................       7,008         15,242       33,130
  General and administrative...........       3,565          4,025        8,229
  Amortization of stock-based
   compensation........................       4,672          5,064        9,252
  Acquired in-process research and
   development.........................         --             --         2,800
  Amortization of goodwill and acquired
   intangibles.........................         --             --           521
                                            -------    -----------  -----------
    Total operating expenses...........      24,630         39,118       81,410
                                            -------    -----------  -----------
Loss from operations...................      (5,203)       (14,043)     (21,582)
Interest income........................         527          1,394        2,707
Other income (expense), net............          13           (302)        (606)
                                            -------    -----------  -----------
Net loss...............................     $(4,663)   $   (12,951) $   (19,481)
                                            =======    ===========  ===========
Net loss per share--basic and diluted..     $ (0.08)   $     (0.22) $    ( 0.19)
                                            =======    ===========  ===========
Weighted average common shares
 outstanding...........................      57,606         60,033      104,112
                                            =======    ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              TIBCO SOFTWARE INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                (in thousands)

                           Convertible
                            Preferred
                              Stock        Common Stock
                          --------------- --------------
                                                                                  Accumulated
                                                         Additional   Unearned       Other
                                                          Paid-in   Stock-based  Comprehensive Accumulated
                          Shares   Amount Shares  Amount  Capital   Compensation Income (Loss)   Deficit    Total
                          -------  ------ ------- ------ ---------- ------------ ------------- ----------- --------
Balance at January 1,
1997....................      --    $--       --   $--    $    --     $   --         $--        $    --    $    --
Capitalization from
Reuters.................      --     --       --    --         451        --          --             --         451
Net loss................      --     --       --    --         --         --          --          (4,663)    (4,663)
Issuance of series A
preferred stock to
Reuters.................   60,000     60      --    --       9,883        --          --             --       9,943
Issuance of common stock
to Reuters (Note 5).....      --     --    57,000    57        --         --          --             --          57
Return of capital to
Reuters.................      --     --       --    --     (10,000)       --          --             --     (10,000)
Issuance of series B
preferred stock, net....   13,095     13      --    --      15,693        --          --             --      15,706
Exercise of common stock
options.................      --     --     5,004     5        996        --          --             --       1,001
Unearned stock-based
compensation, net.......      --     --       --    --       9,439     (4,767)        --             --       4,672
                          -------   ----  -------  ----   --------    -------        ----       --------   --------
Balance at November 30,
1997....................   73,095     73   62,004    62     26,462     (4,767)        --          (4,663)    17,167
Net loss................      --     --       --    --         --         --          --         (12,951)   (12,951)
Issuance of series C
preferred stock, net....    8,583      9      --    --      10,989        --          --             --      10,998
Exercise of common stock
options, net............      --     --     5,127     5      1,421        --          --             --       1,426
Unearned stock-based
compensation, net.......      --     --       --    --       7,527     (2,463)        --             --       5,064
                          -------   ----  -------  ----   --------    -------        ----       --------   --------
Balance at November 30,
1998....................   81,678     82   67,131    67     46,399     (7,230)        --         (17,614)    21,704
                                                                                                           --------
Net loss................      --     --       --    --         --         --          --         (19,481)   (19,481)
Translation
adjustments.............      --     --       --    --         --         --          178            --         178
Unrealized loss on
investments.............      --     --       --    --         --         --         (202)           --        (202)
                                                                                                           --------
 Comprehensive income...                                                                                    (19,505)
                                                                                                           --------
Issuance of common stock
in public offering, net
of issuance costs of
$13,933.................      --     --    27,486    27    123,470        --          --             --     123,497
Conversion of
convertible preferred
stock in connection with
IPO.....................  (81,678)   (82)  81,678    82        --         --          --             --         --
Exercise of common stock
options, net............      --     --     4,920     5      2,965        --          --             --       2,970
Unearned stock-based
compensation, net.......      --     --       --    --      10,105       (853)        --             --       9,252
                          -------   ----  -------  ----   --------    -------        ----       --------   --------
Balance at November 30,
1999....................      --    $--   181,215  $181   $182,939    $(8,083)       $(24)      $(37,095)  $137,918
                          =======   ====  =======  ====   ========    =======        ====       ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              TIBCO SOFTWARE INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                              Eleven Months     Year Ended
                                                  Ended        November 30,
                                              November 30,  -------------------
                                                  1997        1998      1999
                                              ------------- --------  ---------
Cash flows from operating activities:
 Net loss...................................    $ (4,663)   $(12,951) $ (19,481)
 Adjustments to reconcile net loss to net
  cash provided by (used for) operating
  activities:
 Depreciation and amortization..............         924       1,073      2,110
 Write-off of in-process research and
  development...............................         --          --       2,800
 Amortization of goodwill and other
  intangibles...............................         --          --         521
 Amortization of unearned compensation......       4,672       5,064      9,252
 Changes in assets and liabilities:
  Accounts receivable.......................       1,083      (5,996)   (26,119)
  Due from related parties..................      (3,192)      1,339      1,543
  Other assets..............................         253      (1,017)    (3,005)
  Accounts payable..........................         659       2,240      4,019
  Accrued liabilities.......................       1,342       1,618     10,279
  Deferred revenue..........................       1,333      (3,152)     8,406
                                                --------    --------  ---------
   Net cash provided by (used for) operating
    activities..............................       2,411     (11,782)    (9,675)
                                                --------    --------  ---------
Cash flows from investing activities:
 Deposits held by Reuters...................     (10,259)     (5,164)    15,423
 Purchases of investments...................         --          --    (198,325)
 Sales and maturities of investments........         --          --     121,997
 Purchases of property and equipment, net...        (800)     (2,990)    (8,931)
 Acquisition of InConcert, Inc. ............         --          --     (34,000)
                                                --------    --------  ---------
   Net cash used for investing activities...     (11,059)     (8,154)  (103,836)
                                                --------    --------  ---------
Cash flows from financing activities:
 Proceeds from issuance of common stock.....       1,039       1,426    126,467
 Proceeds from issuance of preferred stock..      25,668      10,998        --
 Return of capital to Reuters...............     (10,000)        --         --
 Borrowings from Reuters....................       3,000         --         --
 Repayment of borrowings from Reuters.......      (3,000)        --         --
                                                --------    --------  ---------
   Net cash provided by financing
    activities..............................      16,707      12,424    126,467
                                                --------    --------  ---------
Effect of exchange rate changes on cash.....         --          --         178
                                                --------    --------  ---------
Net change in cash and cash equivalents.....       8,059      (7,512)    13,134
Cash and cash equivalents at beginning of
 period.....................................         --        8,059        547
                                                --------    --------  ---------
Cash and cash equivalents at end of period..    $  8,059    $    547  $  13,681
                                                ========    ========  =========


  The accompanying notes are an integral part of these consolidated financial statements.

                              TIBCO SOFTWARE INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               November 30, 1999


1. THE COMPANY

  TIBCO Software Inc. ("TIBCO Software" or the "Company") is the successor to a portion of the business of Teknekron Software Systems, Inc. ("Teknekron"). Teknekron was founded in 1985 and pioneered the development of "publish and subscribe" computing by creating the software infrastructure for the integration and delivery of market data (e.g., stock quotes, news and other financial information) in the trading rooms of large banks and financial institutions. This publish and subscribe technology, know as The Information Bus or "TIB," permitted the integration of disparate information from various data sources and its distribution across a variety of networks and platforms within these banks, financial institutions and stock exchanges.

  Teknekron was acquired by a subsidiary of Reuters Group PLC ("Reuters"), the global news and information group, in 1994, and the underlying technology rights owned by Teknekron were assigned to Reuters. In November 1996, TIBCO Software was incorporated in Delaware as a separate entity from Teknekron and was formed to create and market software solutions for use in the integration of business information, processes and applications in diverse industries outside the financial services market. Through a license and distribution agreement, Reuters is the exclusive distributor of TIBCO Software products in the financial services market, subject to limited exceptions.

  Effective as of January 1, 1997, the Company's capital structure was established, and the transfer to TIBCO Software of certain assets, liabilities and customer contracts previously owned by Reuters was substantially completed. Prior to January 1, 1997, operations were conducted by Reuters and its subsidiaries.

  In July 1999, the Company completed its initial public offering ("IPO"), of approximately 27,485,001 shares of common stock (including 3,285,000 shares purchased by the underwriters over-allotment option, 1,500,000 shares sold directly to Sun Microsystems, and 800,001 shares sold directly to Yahoo! Inc.) at $5.00 per share. Net proceeds aggregated approximately $123.5 million. At the closing of the offering, all issued and outstanding shares of the Company's preferred stock were converted into an aggregate of 81,678,945 shares of common stock. At November 30, 1999, Reuters still owned a majority of the Company's common stock.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Change in Year End

  Effective January 1, 1997, the Company changed its fiscal year end to November 30th from December 31st.

Stock Splits

  In June 1999, the Company's Board of Directors approved a one-for-two reverse stock split of Company's outstanding shares which became effective on July 13, 1999. All share and per share information included in these financial statements have been retroactively adjusted to reflect this split.

                              TIBCO SOFTWARE INC.

                               November 30, 1999


Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

  The functional currency of the Company's wholly-owned foreign subsidiaries are the local currencies. Assets and liabilities of these subsidiaries are translated into U.S. dollars at exchange rates as of at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Accumulated translation adjustments are recorded as a component of accumulated other comprehensive loss in stockholders' equity. Foreign exchange transaction gains and losses were not material in all periods presented.

Cash, Cash Equivalents and Short-term Investments

  The Company considers all highly liquid investment securities with original maturities of three months or less to be cash equivalents. Management determines the appropriate classification of marketable securities at the time of purchase and evaluates such designation as of each balance sheet date. To date, all marketable securities have been classified as available-for-sale and are carried at fair value with unrealized gains and losses, if any, included in stockholders' equity. Interest, dividends and realized gains and losses are included in interest income. Realized gains and losses are recognized based on the specific identification method.

  Investments consist of the following at November 30, 1999 (in thousands):

   Money funds......................................................... $   414
   Government debt issues..............................................  13,353
   U.S. treasury notes.................................................  15,473
   U.S. agency notes...................................................  12,040
   Asset-backed securities.............................................  15,668
   Finance notes.......................................................  20,642
   Bank notes..........................................................   6,227
                                                                        -------
     Total available-for-sale securities...............................  83,817
   Less: Amounts classified as cash equivalents........................  (7,691)
                                                                        -------
                                                                        $76,126
                                                                        =======

  As of November 30, 1999, short-term investments with contractual maturities of one year or less and one year through three years were $26.0 million and $50.1 million, respectively.

 Concentration of Credit Risk

  Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, and accounts receivable. Cash, cash equivalents and investments are deposited with financial institutions that management believes are creditworthy. The Company's

                              TIBCO SOFTWARE INC.

                               November 30, 1999

accounts receivable is derived from revenue earned from customers located primarily in the United States, Australia, Europe and Taiwan. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful account receivable based upon the expected collectibility of accounts receivable.

Capitalized Software Development Costs

  The Company has not capitalized any software development costs to date and is in compliance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility of the product. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model which typically occurs when beta testing commences, and the general availability of such software has been short, and as such, software development costs qualifying for capitalization have been insignificant.

Property and Equipment

  Property and equipment are stated at cost. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets as follows:

   Equipment...............  2--5 years
   Furniture and fixtures..  5--10 years
   Leasehold improvements..  Shorter of the lease term or the estimated useful life

Long-Lived Assets

  The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

Revenue Recognition

  Effective in fiscal 1999, the Company adopted Statement of Position ("SOP") 97-2, "Software Revenue Recognition" and its related amendments. SOP 97-2 provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions and supercedes the previous guidance provided by SOP 91-1. The adoption of SOP 97-2 did not have a material impact on the Company's consolidated financial position or results of operations.

  License revenue consists principally of revenue earned under software license agreements. License revenue is generally recognized when a signed contract or other persuasive evidence of an arrangement exists, the software has been shipped or electronically delivered, the license fee is fixed or determinable, and collection of the resulting receivable is probable. When contracts contain

                              TIBCO SOFTWARE INC.

                               November 30, 1999

multiple elements wherein vendor specific objective evidence exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the "Residual Method" prescribed by SOP 98-9. Any maintenance revenue included in these arrangements is recognized ratably over the term of the arrangement. Revenue from subscription license agreements, which include software, rights to future products and maintenance, is recognized ratably over the term of the subscription period. Revenue on shipments to resellers, which is generally subject to certain rights of return and price protection, is recognized when the products are sold by the resellers to the end-user customer.

  Service revenue consists primarily of revenue received for performing product development, implementation of system solutions, on-site support, consulting and training. Service revenue is generally recognized as the services are performed or on the percentage-of-completion method of accounting, depending on the nature of the project. Under the percentage-of-completion method, revenue recognized is that portion of the total contract price equal to the ratio of costs expended to date to the anticipated final total costs, based on current estimates of the costs to complete the project. To the extent that these arrangements include license fees, such fees are recorded as license revenue based on the percentage-of-completion ratio. If the total estimated costs to complete a project exceed the total contract amount, indicating a loss, the entire anticipated loss would be recognized currently.

  Maintenance revenue consists of fees for providing software updates and technical support for software products (post-contract support or "PCS"). Maintenance revenue is recognized ratably over the term of the agreement.

  Payments received in advance of services performed are recorded as deferred revenue. Allowances for estimated future returns and discounts are provided for upon recognition of revenue.

Advertising Expense

  Advertising costs are expensed as incurred and totaled approximately less than $100,000, $1.6 million, and $0.7 million for the eleven months ended November 30, 1997, and for the years ended November 30, 1998 and 1999, respectively.

Stock-Based Compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Stock-based compensation expense is amortized, using the multiple option method prescribed by FASB Interpretation No. 28, over the option's vesting period.

Comprehensive Income (Loss)

  Effective in fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No.130 establishes standards for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during the period from non-owner sources. The Company has reported the components of comprehensive income (loss) on its Consolidated Statement of Stockholders' Equity.

                              TIBCO SOFTWARE INC.

                               November 30, 1999

Net Loss per Share

  Net loss per share is calculated in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weight average number of common and potential common shares outstanding during the period if their effect is dilutive. Potential common shares are comprised of common stock subject to repurchase and incremental shares of common stock issuable upon the exercise of stock options and upon the conversion of convertible preferred stock.

  The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                                  Eleven       Year Ended
                                               Months Ended   November 30,
                                               November 30, ------------------
                                                   1997       1998      1999
                                               ------------ --------  --------
Net loss......................................   $(4,663)   $(12,951) $(19,481)
                                                 =======    ========  ========
Basic and diluted:
  Weighted average common shares outstanding..    58,452      65,175   110,313
  Weighted average common shares subject to
   repurchase.................................      (846)     (5,142)   (6,201)
                                                 -------    --------  --------
  Weighted average common shares used to com-
   pute basic and diluted net loss per share..    57,607      60,033   104,112
                                                 =======    ========  ========
Net loss per share--basic and diluted.........   $ (0.08)   $  (0.22) $  (0.19)
                                                 =======    ========  ========

  The following table sets forth potential common shares that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive as of the periods indicated (in thousands):

                                                               November 30,
                                                           ---------------------
                                                            1997   1998    1999
                                                           ------ ------- ------
Preferred stock........................................... 73,095  81,678    --
Common stock subject to repurchase........................  4,014   5,475  5,965
Stock options............................................. 20,676  27,258 31,440
                                                           ------ ------- ------
                                                           97,785 114,411 37,405
                                                           ====== ======= ======

Derivative Financial Instruments

  The Company enters into foreign currency forward exchange contracts ("forward contracts") to manage exposure related to accounts receivable denominated in foreign currencies. The Company does not enter into derivative financial instruments for trading purposes. All outstanding forward contracts at the end of the period are marked-to-market, with unrealized gains and losses included in net income as a component of other income (expense), net. The Company had outstanding forward contracts with notional amounts totaling approximately $1.6 million and $477,000 at November 30, 1998 and 1999, respectively. The open contracts at November 30, 1999 mature at various dates

                              TIBCO SOFTWARE INC.

                               November 30, 1999

through January 2000 and are hedges of certain foreign currency transaction exposures in the Australian dollar and British pound. The estimated fair value at November 30, 1999 was negligible.

Recent Accounting Pronouncements

  In March 1998, the AICPA issued SOP 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP 98-1 will have a material impact on its financial statements.

  In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The Company, to date, has engaged in limited derivative and hedging activities, and accordingly, does not believe that the adoption of SFAS No. 133 will have a material impact on the financial reporting and related disclosures of the Company. The Company will adopt SFAS No. 133 as required by SFAS 137, "Deferral of the Effective Date of the FASB Statement No. 133," beginning with the fourth quarter of fiscal 2000.

3. BALANCE SHEET COMPONENTS

                                                               November 30,
                                                              ----------------
                                                               1998     1999
                                                              -------  -------
                                                              (in thousands)
Accounts receivable, net:
  Accounts receivable........................................ $11,024  $39,119
  Unbilled fees and services.................................   3,904    5,313
                                                              -------  -------
                                                               14,928   44,432
  Less: Allowances for doubtful accounts, returns and
   discounts.................................................  (1,694)  (2,233)
                                                              -------  -------
                                                              $13,234  $42,199
                                                              =======  =======
Property and equipment, net:
  Equipment.................................................. $ 4,973  $ 8,141
  Furniture and fixtures.....................................     146      515
  Leasehold improvements.....................................      49    4,420
                                                              -------  -------
                                                                5,168   13,076
  Less: Accumulated depreciation and amortization............  (1,997)  (2,653)
                                                              -------  -------
                                                              $ 3,171  $10,423
                                                              =======  =======
Accrued liabilities:
  Compensation and employee related.......................... $ 5,810  $13,201
  Expenses...................................................   2,024    7,927
                                                              -------  -------
                                                              $ 7,834  $21,128
                                                              =======  =======

                              TIBCO SOFTWARE INC.

                               November 30, 1999


4. ALLOWANCES FOR DOUBTFUL ACCOUNTS, RETURNS AND DISCOUNTS

                              Balance at Charged                       Balance
                              Beginning  against Charged to            at End
                              of Period  Revenue  Expenses  Deduction of Period
                              ---------- ------- ---------- --------- ---------
                                               (in thousands)
Eleven Months Ended November
 30, 1997...................    $1,548   $1,576    $   16    $  (472)  $2,668
Year Ended November 30,
 1998.......................     2,668    1,133       194     (2,301)   1,694
Year Ended November 30,
 1999.......................     1,694      230     1,321     (1,012)   2,233

5. RELATED PARTY TRANSACTIONS

Reuters

  The Company has significant transactions with Reuters, including licensing arrangements, development contracts and shared functions and services. The following is a summary of the transactions for the periods indicated (in thousands):

                                                      Eleven
                                                   Months Ended   Year Ended
                                                   November 30,  November 30,
                                                   ------------ ---------------
                                                       1997      1998    1999
                                                   ------------ ------ --------
License fees......................................    $  157    $2,984 $ 15,289
                                                      ------    ------ --------
Service and maintenance Revenue:
  Subscription agreement..........................     3,896       354      --
  Maintenance agreement...........................       688       750    1,168
  Services contracts..............................       796       485      843
  Shared personnel................................     4,027     2,202      307
  Development reimbursement.......................       --        894      365
                                                      ------    ------ --------
    Total service and maintenance.................     9,407     4,685    2,683
                                                      ------    ------ --------
                                                      $9,564    $7,669 $ 17,972
                                                      ======    ====== ========

  With the formation of TIBCO Software in January 1997, the Company entered into a license, maintenance and distribution agreement (the "License Agreement") with Reuters. Under the terms of the License Agreement, the Company was granted a perpetual, royalty-free license to the underlying TIB messaging technology in existence on December 31, 1996. The licensed TIB technology includes technology underlying some of the Company's current products. The license includes rights to use the TIB technology to develop and maintain products, to provide services to customers relating to the licensed technology, and to sell, sublicense and distribute products utilizing the licensed technology both directly and through third party distributors, resellers and original equipment manufacturers. In consideration of the License Agreement, the Company paid to Reuters $10.0 million, which was accounted for as a return of capital.

  Reuters is the preferred distributor of the Company's TIB/ActiveEnterprise products to customers in the financial services market segment. As such, the Company receives a product fee from Reuters, which is computed as a percentage of sales of product licenses and maintenance, which has been recorded as license revenue in the accompanying Financial Statements. For the nine months ending December 31, 1999 and the years ending December 31, 2000 and 2001, Reuters has guaranteed minimum product fees of $16.0 million, $18.0 million and $20.0 million, respectively.

                              TIBCO SOFTWARE INC.

                               November 30, 1999

These amounts will be recognized ratably over the corresponding period. In any period where actual product fees earned exceed the minimum guaranteed product fees, the difference between the actual product fees and cumulative minimum product fees recognized to date will be recognized as revenue currently.

  For calendar 1997, Reuters paid the Company a one-time fee of approximately $4.3 million for the purposes of developing middleware infrastructure software and products. As Reuters was entitled to receive unspecified future enhancements, if and when available, the fee was accounted for as a subscription and taken to service revenue ratably over the period (see "subscription agreement" in the preceding table). Beginning in January 1997, the Company received an annual maintenance fee of approximately $0.7 million, which is accounted for ratably over the year. Beginning in 1999, this maintenance fee will be included in the minimum guarantee. There were various miscellaneous consulting projects during the eleven months ended November 30, 1997, and the years ended November 30, 1998 and 1999 in which the Company recognized approximately $0.8 million, $0.5 million, and $1.0 million, respectively.

  Since its formation in January 1997, Reuters and TIBCO Software agreed to certain intercompany rates for the sharing of employees on various customer projects. For the services provided by TIBCO Software personnel to Reuters, TIBCO Software recognized service revenue of approximately $4.0 million, $2.2 million, and $0.3 million for the eleven months ended November 30, 1997, and years ended November 30, 1998 and 1999, respectively. For the services received by TIBCO Software from Reuters personnel, TIBCO Software recorded, in cost of service revenue, expenses of approximately $1.2 million, $5.8 million, and $2.3 million for the eleven months ended November 30, 1997, and the years ended November 30, 1998 and 1999, respectively, and, in research and development, expenses of approximately $0.4 million in the eleven months ended November 30, 1997.

  In 1998, TIBCO Software was reimbursed for approximately $0.9 million for the development of certain enhancements for Reuters.

Intercompany Services

  Through mid 1999, Reuters provided TIBCO Software with shared functions and services such as cash management, accounting, legal and insurance. The cost of these functions and services has been directly charged and/or allocated to the Company using methods that the Company management believes are reasonable. Such charges and allocations are not necessarily indicative of the costs that would have been incurred if the Company had been a separate entity. Neither party has a financial obligation to the other in relation to any shared costs except as may be agreed in writing in advance.

  Administrative Services. Through mid 1999, Reuters provided limited administrative services to the Company, including certain facilities, human resources, information technology and finance functions. The expenses related to these functions have been charged to the Company based on actual costs incurred. Management believes that such costs are reasonable. Such charges for these services amounted to approximately $1.6 million in the eleven months ended November 30, 1997, $2.7 million in the year ended November 30, 1998, and $573,000 in the year ended November 30, 1999 and are allocated to operating costs and expenses based on respective salaries.

                              TIBCO SOFTWARE INC.

                               November 30, 1999


  Operating Leases and Furniture & Fixtures Rental. The Company shared its corporate headquarters in Palo Alto, California through June 1999, and certain foreign offices with Reuters. In June 1999, the Company assumed the lease for the headquarters building from Reuters. In addition, the Company rented certain furniture and fixtures and computer equipment from Reuters, primarily related to its corporate headquarters. The Company incurred rent expense of $1.4 million in the eleven months ended November 30, 1997, $1.6 million in the year ended November 30, 1998, and $1.0 million in the year ended November 30, 1999. In August 1999, the Company purchased $4.6 million in fixed assets from Reuters in connection with the assumption of the lease for the corporate headquarters facility. This amount was comprised of $4.2 million in leasehold improvements and $0.4 million of furniture and fixtures.

  Insurance and Legal. The Company participated in an insurance purchasing agreement with Reuters through April 1999. Under the terms of this arrangement, Reuters purchased insurance on behalf of the Company and charged the Company for this insurance on an annual basis. Additionally, a portion of the Company's legal services were provided by Reuters to the Company until March 1998. Amounts incurred for legal and insurance expenses were approximately $0.3 million for the period from January 1, 1997 to November 30, 1999.

  Employee Benefit Programs. The Company participated in various employee benefit programs with Reuters. These programs included medical, dental, life insurance and pension plans. The Company paid the service providers directly for these services rendered since January 1997. Until August 1999, the Company also reimbursed Reuters for its proportionate cost of certain other benefits provided to TIBCO Software employees based on its historical experience and relative headcount. The Company recorded expenses related to the reimbursement of these costs of approximately $0.4 million for the period from January 1, 1997 to November 30, 1999.

  Intercompany Deposits. Prior to July 1999, the Company participated in Reuters cash management program, investing surplus funds with Reuters Group Treasury Department. These deposits earned interest at one-month dollar London inter bank offered rate ("LIBOR"). The Company recorded interest income on these deposits of approximately $0.3 million, $1.1 million, and $0.3 million for the eleven months ended November 30, 1997, and for the years ended November 30, 1998 and 1999, respectively. Effective with the Company's IPO, the Company began to manage its own cash and investments.

Cisco Systems, Inc.

  As of November 30, 1999, Cisco Systems, Inc. ("Cisco") owned approximately 7% of the outstanding common stock and had 2 representatives on the Company's Board of Directors. The Company recorded license revenue from Cisco of $1.9 million and service revenue of $240,000 for the year ended November 30, 1999.

                              TIBCO SOFTWARE INC.

                               November 30, 1999

6. INCOME TAXES

  No provision for income taxes was recorded due to the net losses incurred to date. The provision for income taxes was at rates other than the U.S. Federal statutory tax rate for the following reasons:

                                                       Eleven    Year Ended
                                                    Months Ended  November
                                                    November 30,     30,
                                                    ------------ -------------
                                                        1997     1998    1999
                                                    ------------ -----   -----
U.S. Federal statutory rate........................    (34.0)%   (34.0)% (34.0)%
State taxes........................................     (5.9)     (5.4)   (5.7)
R & D credits......................................     (5.8)     (3.9)   (9.8)
Change in valuation allowance......................     48.1      44.1    47.9
Other..............................................     (2.4)     (0.8)    1.6
                                                       -----     -----   -----
                                                         0.0 %     0.0 %   0.0 %
                                                       =====     =====   =====

  The components of the Company's deferred tax assets are as follows (in thousands):


                                                               November 30,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
Net operating loss carryforward............................. $  3,430  $  4,364
Stock option compensation...................................    4,424     6,657
Reserves and accruals.......................................    1,445     3,237
Credit carryforwards........................................      759     2,608
Depreciation and amortization...............................      694     1,523
Other.......................................................       (9)       83
                                                             --------  --------
                                                               10,743    18,472
Less: Valuation allowance...................................  (10,743)  (18,472)
                                                             --------  --------
                                                             $    --   $    --
                                                             ========  ========

  Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized; and accordingly, a full valuation allowance has been recorded.

  At November 30, 1999, the Company has net operating loss carryforwards of $12.7 million and $6.7 million for federal and California, respectively, which expire through 2019 and 2006. The Company also has available tax credit carryforwards of $1.6 million and $1.2 million for federal and California, respectively, which expire through 2019. In the event of a change in ownership, as defined under federal and state tax laws, the utilization of these carryforwards could be subject to certain limitations in future years.

7. COMMITMENTS

  The Company leases office space and equipment under non-cancelable operating leases with various expiration dates through December 2010. Rental expense was approximately $1.7 million, $2.2 million, and $4.1 million for the eleven months ended November 30, 1997 and the years ended November 30, 1999 and 1998, respectively.

                              TIBCO SOFTWARE INC.

                               November 30, 1999


  Future minimum lease payments under non-cancelable operating leases, including lease commitments entered into subsequent to November 30, 1999 (Note
11), are as follows (in thousands):

      Year Ending November 30,
      ------------------------
      2000............................................................ $ 5,281
      2001............................................................   8,410
      2002............................................................   8,603
      2003............................................................   8,371
      2004............................................................   8,412
      Thereafter......................................................  47,134
                                                                       -------
                                                                       $86,211
                                                                       =======

8. STOCKHOLDERS' EQUITY

Preferred Stock

  The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 25.0 million shares of $0.001 par value preferred stock. Effective as of January 1, 1997, the Company's initial capital structure was established by issuing 60.0 million shares of series A convertible preferred stock and 57.0 million shares of common stock to Reuters in exchange for $10.0 million and the transfer of certain assets and liabilities assumed. In connection with its formation, the Company signed a perpetual, non-exclusive license agreement for certain technology with Reuters and paid $10.0 million as consideration (Note 5). This payment was treated as a return of capital in the accompanying Statement of Stockholders' Equity.

  In May 1997, the Company issued approximately 13.2 million shares of series B convertible preferred stock at $1.20 per share for net proceeds of approximately $15.7 million. In December 1997, the Company issued approximately
8.7 million shares of series C convertible preferred stock at $1.29 per share for net proceeds of approximately $11.0 million. At the closing of the offering, all issued and outstanding shares of the Company's preferred stock were converted into an aggregate of 81,678,945 shares of common stock.

Common Stock

  The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 300.0 million shares of $0.001 par value common stock. A portion of the shares issued are subject to a right of repurchase by the Company subject to vesting, which is generally over a five year period from the grant date or employee hire date, as applicable, until vesting is complete. Shares are subject to repurchase at the original exercise price. As of November 30, 1999, shares of common stock subject to a repurchase option held by the Company totaled 5.9 million shares at a weighted average price of $0.49 per share.

Benefit Plans

  1996 Stock Option Plan. In 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the 1996 Plan may be either incentive stock options or nonqualified

                              TIBCO SOFTWARE INC.

                               November 30, 1999

stock options. Incentive stock options may be granted only to employees (including officers and directors who are employees). Nonqualified stock options may be granted to Company employees and consultants. Options under the 1996 Plan may be granted for terms not to exceed ten years. Options granted before the IPO are exercisable immediately upon grant and generally vest over five years. Options granted after the IPO generally vest over four years. Shares of common stock issued upon the exercise of options granted prior to the IPO are subject to repurchase until vested. The 1996 Plan provides for an automatic increase to the number of shares of common stock reserved for issuance (to be added on the first day of each fiscal year beginning in 2000) equal to the lesser of (i) 15 million shares, (ii) 3.5% of the outstanding shares of the Company's common stock, or (iii) a lesser amount determined by the Board of Directors. As of November 30, 1999, aggregate shares of common stock reserved for issuance under the 1996 Plan was approximately 45,677,000 shares.

  1998 Advisory Council Option Sub-plan. In October 1998, the Company adopted the 1998 Advisory Council Option plan (the "Advisory Plan") as a sub-plan to the 1996 Plan for the purpose of attracting and retaining personnel for service on an information technology advisory council. The Advisory Plan provides for an initial grant of 15,000 shares to each advisory council member
(30,000 shares to the chairman). Options are granted at an exercise price not less than fair market value of the Common Stock on the date of grant, have a term not to exceed ten years and become exercisable over a two-year period with half of the shares vesting annually.

  1998 Employee Stock Purchase Sub-plan. In June 1999, the Company adopted the Employee Stock Purchase Plan (the "ESP Plan") as a sub-plan to the 1996 Plan. The ESP Plan became effective on July 13, 1999, the first business day on which price quotations for the Company's common stock were available on the Nasdaq National Market. Employees are generally eligible to participate in the ESP Plan if they are customarily employed by the Company for more than 20 hours per week and more than 5 months in a calendar year and are not (and would not become as a result of being granted an option under the ESP Plan) 5% stockholders of the Company. Under the ESP Plan, eligible employees may select a rate of payroll deduction up to 10% of their eligible compensation subject to certain maximum purchase limitations. Each offering period has a maximum duration of two years (the "Offering Period") and consists of four six-month Purchase Periods (each, a "Purchase Period"), with the exception of the first Offering Period, which began on July 13, 1999 and will end on or before June 30, 2001. Offering Periods and Purchase Periods thereafter will begin on January 1 and July 1 of each year. The price at which the common stock is purchased under the ESP Plan is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable Offering Period or on the last day of that Purchase Period. The ESP Plan will terminate after a period of ten years unless terminated earlier as permitted by the ESP Plan.

  1998 Director Option Plan. In February 1998, the Company adopted the 1998 Director Option Plan (the "Director Plan") and reserved 2,475,000 shares of Common Stock for issuance under the Director Plan. The Director Plan provides for an automatic initial grant of 150,000 shares to members of the Board who are not employees of the Company or Reuters ("External Directors"). Any External Director with over one-year of consecutive service prior to the effective date of the Director Plan received an initial grant of 450,000 shares. At any subsequent annual re-election, each External Director shall be granted an option to purchase 60,000 additional shares. Options are granted at an exercise price not less than the fair market value of the stock on the date of grant, have a term not to exceed ten years and become exercisable over a three year period with a third of the shares vesting annually.

                              TIBCO SOFTWARE INC.

                               November 30, 1999


  The activity under all stock options plans are summarized as follows (in thousands, except per share data):

                           Eleven Months
                               Ended
                            November 30,         Year Ended November 30,
                          ----------------- -----------------------------------
                                1997              1998              1999
                          ----------------- ----------------- -----------------
                                   Weighted          Weighted          Weighted
                                   Average           Average           Average
                                   Exercise          Exercise          Exercise
                          Options   Price   Options   Price   Options   Price
                          -------  -------- -------  -------- -------  --------
Outstanding at beginning
 of period..............      --    $ --    20,676    $ 0.20  27,258    $ 0.39
 Granted................   26,316    0.20   13,122      0.64  10,614      2.77
 Exercised..............   (5,007)   0.20   (5,499)     0.27  (5,235)     0.59
 Forfeited..............     (633)   0.20   (1,041)     0.27  (1,197)     1.34
                          -------           ------            ------
Outstanding at end of
 period.................   20,676    0.20   27,258      0.39  31,440      1.12
                          =======           ======            ======
Options exercisable at
 period end.............   20,676    0.20   27,258      0.39  29,601      0.81
                          =======           ======            ======

  The following table summarizes information about stock options outstanding at November 30, 1999 (in thousands, except per share data):

                                                                        Options
                                    Options Outstanding               Exercisable
                         ----------------------------------------- ------------------
                                                                             Weighted
                                   Weighted Average    Weighted              Average
                         Number of    Remaining        Average     Number of Exercise
Range of Exercise Price   Options  Contractual Life Exercise Price  Options   Price
-----------------------  --------- ---------------- -------------- --------- --------
 $0.20 to $0.33           16,860      7.3 years         $ 0.22      16,662    $0.22
 $0.86 to $2.00           12,780      9.0 years           1.49      12,348     1.49
 $3.00 to $10.75           1,446      9.7 years           5.29         591     3.29
 $10.92 to $40.33            354      9.9 years          13.80         --       --
                          ------                                    ------
 $0.20 to $40.33          31,440      8.1 Years           1.12      29,601     0.81
                          ======                                    ======

  At November 30, 1999, the Company had reserved the 416,000 and 1,245,000 shares of authorized but unissued common stock for future grant under the 1996 Plan and the Director Plan, respectively.

  401(k) Plan. The Company's employee savings and retirement plan is qualified under Section 401 of the Internal Revenue Code. Employees may elect to reduce their current compensation by up to the statutory prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. The Company provides matches to employee contributions up to 4% of an employee's base pay and an additional 50% match on employee contributions of the next 2% of base pay.

Stock-based compensation

  In connection with certain stock option grants to employees and External Directors, the Company recognized approximately $9.4 million, $7.2 million and $6.6 million of unearned stock compensation for the excess of the deemed fair market value over the exercise price at the date of grant for the eleven months ended November 30, 1997 and for the years ended November 30, 1998 and 1999, respectively. Stock-based compensation expense is being recognized, using the multiple option

                              TIBCO SOFTWARE INC.

                               November 30, 1999

method as prescribed by FASB Interpretation No.28, over the option vesting period of generally five years. As a result, amortization of stock-based compensation for employees and External Directors as of November 30, 1999 is expected to be $4.0 million in 2000, $2.3 million in 2001, $1.2 million in 2002, $489,000 in 2003 and $81,000 in 2004.

  Stock-based compensation expense related to stock options granted to consultants is recognized as earned, using the multiple option method as prescribed by FASB Interpretation No. 28. At each reporting date, the Company re-values the stock-based compensation using the Black-Scholes option pricing model. As a result, the stock-based compensation expense will fluctuate as the fair market value of the Company's common stock fluctuates. In connection with the grant of stock options to consultants, the Company recorded stock-based compensation expense of $30,000, $336,000 and $3.5 million for the eleven months ended November 30, 1997 and for the years ended November 30, 1998 and 1999, respectively. As of November 30, 1999, the Company expects to amortize stock-based compensation expense of $13.6 million in 2000, $5.6 million in 2001, $1.8 million in 2002 and $675,000 in 2003, assuming no change in the underlying value of the Company's common stock.

Fair Value Disclosures

  Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant date for the awards under a method prescribed by SFAS No. 123, the Company's net loss would have increased to the pro forma amounts indicated below:

                                              Eleven Months
                                                  Ended        Year Ended
                                              November 30,    November 30,
                                              ------------- ------------------
                                                  1997        1998      1999
                                              ------------- --------  --------
Net loss:
  As reported................................    $(4,663)   $(12,951) $(19,481)
  Pro forma..................................     (4,778)    (13,344)  (22,023)
Net loss per share--basic and diluted:
  As reported................................    $ (0.08)   $  (0.22) $  (0.19)
  Pro forma..................................      (0.08)      (0.22)    (0.21)

  The Company calculated the value of each option grant on the date of the grant using a Black-Scholes option pricing model with the following assumptions:

                                                              Stock Option
                                                   ESP Plan       Plans
                                                   -------- -------------------
                                                     1999   1997  1998   1999
                                                   -------- ----  ----  -------
Risk free interest rates..........................   4.6%   4.7%  4.7%      4.6%
Expected lives (in years).........................   0.5    3.0   3.0       3.0
Dividend yield....................................   0.0    0.0   0.0       0.0
Expected volatility...............................    92%   0.0   0.0   0 or 92%

  These pro forma amounts may not be representative of the effects on reported net loss for future years as options vest over several years and additional awards are generally made each year. The weighted average fair value of options granted was $0.38, $0.63 and $1.44 for the eleven months ended November 30, 1997 and for the years ended November 30, 1998 and 1999, respectively.

                              TIBCO SOFTWARE INC.

                               November 30, 1999


9. SEGMENT INFORMATION

  The Company operates primarily in one industry segment: the development and marketing of a suite of software products that enables businesses to link internal operations, business partners and customer channels through the real-time distribution of information. Revenue by geographic area is as follows (in thousands):

                                                   Eleven Months   Year Ended
                                                       Ended      November 30,
                                                   November 30,  ---------------
                                                       1997       1998    1999
                                                   ------------- ------- -------
Domestic..........................................    $19,426    $25,049 $47,706
                                                      -------    ------- -------
Europe:
  United Kingdom..................................      9,564      7,882  20,216
  Luxembourg......................................        --       8,973   7,585
  Sweden..........................................      2,130      2,512   3,532
  Other...........................................      2,387      2,167   9,517
                                                      -------    ------- -------
    Total Europe..................................     14,081     21,534  40,850
                                                      -------    ------- -------
Pacific Rim:
  Australia.......................................      1,047      2,351   2,451
  Taiwan..........................................        489      2,539   2,570
  Other...........................................        231      1,284   2,863
                                                      -------    ------- -------
    Total Pacific Rim.............................      1,767      6,174   7,884
                                                      -------    ------- -------
                                                      $35,274    $52,757 $96,440
                                                      =======    ======= =======

  Revenue from Reuters accounted for 27%, 15% and 19% of total revenue for the eleven months ended November 30, 1997, and the years ended November 30, 1998 and 1999, respectively. Revenue from Cedel Global Services accounted for 17% of total revenue in fiscal 1998, and NEC Electronics accounted for 17% of total revenue for fiscal 1997. Customers with balances in excess of 10% of net accounts receivable at November 30, 1999 included Reuters and Procter and Gamble, which represented 13% and 15%, respectively. Long lived assets outside the United States at either November 30, 1998 or 1999 were not material.

10. BUSINESS COMBINATION

  In September 1999, the Company entered into an agreement to acquire substantially all the assets of InConcert, Inc., a subsidiary of Xerox Corporation and a developer of business integration solutions for telecommunications companies. The acquisition was consummated on November 4, 1999 and was accounted for under the purchase method of accounting. The results of operations of InConcert, Inc. and the estimated fair value of the assets acquired and liabilities assumed are included in the Company's financial statements from the date of acquisition.

                              TIBCO SOFTWARE INC.

                               November 30, 1999


  The purchase price of $35.6 million includes cash of $34 million, accrued severance costs reimbursable to Xerox of approximately $1.3 million and acquisition related expenses, consisting of financial advisory, accounting and legal fees, of approximately $0.3 million. The allocation of the purchase price to intangibles was based upon an independent, third-party appraisal and management's estimates and was as follows (in thousands):

      Net tangible assets received..................................... $ 1,515
      In-process research and development..............................   2,800
      Existing technology..............................................  14,000
      Customer base....................................................   2,900
      Workforce........................................................   3,100
      Trademarks.......................................................   1,200
      Goodwill.........................................................  10,042
                                                                        -------
        Net assets acquired............................................ $35,557
                                                                        =======

  The intangible assets and goodwill acquired have estimated useful lives of 5 years and had related amortization expense of $521,000 for the year ended November 30, 1999.

  Management estimates that $2.8 million of the purchase price represents acquired in-process research and development that has not yet reached technological feasibility and has no alternative future use. Accordingly, this amount was immediately charged to expense upon consummation of the acquisition. The value assigned to acquired in-process research and development was determined by identifying research projects in areas for which technological feasibility has not been established. The value was determined by estimating the costs to develop the acquired in-process technology into commercially viable products, estimating the resulting net cash flows from such projects and discounting the net cash flows back to their present value. The costs to develop the acquired in-process research and development include a core technology charge. The discount rate of 29% includes a factor that takes into account the uncertainty surrounding the successful development of the acquired in-process research and development. If these projects are not successfully developed, future revenue and profitability of the Company may be adversely affected. Additionally, the value of other intangible assets acquired may become impaired.

  Existing technology relates to the InConcert software solutions that combine process management and application integration that integrates corporate databases, third-party applications and legacy systems in order to convert disparate applications into integrated solutions. This technology was valued using the net cash flow expected as a result of the sale of these products and discounted to the present using a 24% discount rate. The customer base was also valued using the net cash flow expected as result of the stream of revenues from existing customers from license fees, professional services and maintenance support and then discounted to the present using a 24% discount rate. The workforce was valued by estimating the cost to replace the current assembled workforce, considering such costs as recruiting and training. Finally, the trademark was valued by applying a trademark royalty rate of 1% to forecasted revenue, and then the net cash flow expected from these amounts was discounted at a rate of 24% to arrive an estimated fair market value.

                              TIBCO SOFTWARE INC.

                               November 30, 1999


  The following unaudited pro forma information shows the results of operations for the combined companies as if the transaction had consummated as of December 1, 1997 (in thousands, except for per share data):

                                                               Year Ended
                                                              November 30,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
   Revenue................................................. $ 61,506  $104,735
   Net loss................................................  (28,063)  (34,101)
   Basic and diluted net loss per share.................... $  (0.47) $  (0.33)

  The pro forma results for 1999 combine the Company's results for the year ended November 30, 1999 with the results of InConcert, Inc. for the period from January 1, 1999 through the date of acquisition and includes the $2.8 million write-off discussed above. The pro forma results for 1998 combine the Company's results for the year ended November 30, 1998 with the results of InConcert, Inc. for the year ended December 31, 1998. On a combined basis, there were no material transactions between the Company and InConcert, Inc. during the periods presented. The results are not necessarily indicative of what would have occurred had the acquisition actually been made as of December 1, 1997 or of future operations of the combined companies.

11. SUBSEQUENT EVENTS

Building Leases

  In December 1999, the Company entered into a lease for approximately 282,000 square feet of office space to be constructed in Palo Alto, California. The lease commences on January 1, 2001 and provides for aggregate payments of $189.7 million through December 31, 2013. This lease is contingent upon design approval by local regulatory agencies.

  In addition, in January 2000, the Company entered into a lease for approximately 97,000 square feet of office space in Palo Alto, California, commencing on April 1, 2000 and expiring on December 31, 2010. The lease provides for aggregate payments of $71.4 million to be paid over the term of the lease. The Company was required to establish an irrevocable standby letter of credit in the amount of $4,500.000. The Letter of Credit expires on January 31, 2001 but will automatically extended up to January 31, 2011.

Amendment to The 1996 Stock Option Plan

  On January, the stockholders of the Company approved an amendment to the Company's 1996 Stock Option Plan to increase the number of shares reserved for issuance by 11,467,542 shares and also modify the provisions relating to the annual increase in the number of shares reserved for issuance such that the annual increase will be equal to the lesser of (i) 60,000,000 shares or (ii) 5% of the outstanding shares of the Company's common stock on such date.

Stock Split

  In January 2000, the Company's Board of Directors effected a three-for-one stock split payable in the form a dividend of two additional shares of the Company's common stock for every share owned by shareholders. All share and per share data have been adjusted to retroactively reflect this split and the split discussed in Note 2.

                              TIBCO SOFTWARE INC.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                                    OVERVIEW

  On November 4, 1999, TIBCO Software Inc. ("TIBCO" or the "Company") acquired substantially all of the assets of InConcert, Inc. ("InConcert"), a wholly-owned subsidiary of Xerox, in a transaction accounted for as a purchase business combination. TIBCO paid $34 million in cash and reimbursed Xerox approximately $1.3 million for severance costs related to said merger. The Company also incurred approximately $0.3 million in acquisition related expenses, which consist primarily of financial advisory, accounting and legal fees. The allocation of purchase price to intangibles was based upon an independent, third-party appraisal and management's estimates and was as follows (in thousands):

   Net assets received..................................................   1,515
   In-process technology................................................   2,800
   Existing technology..................................................  14,000
   Customer base........................................................   2,900
   Workforce in place...................................................   3,100
   Trademark............................................................   1,200
   Goodwill.............................................................  10,042
                                                                         -------
                                                                         $35,557
                                                                         =======

  The net tangible assets consist primarily of accounts receivable, property and equipment, accounts payable, accrued liabilities, and deferred revenue. Because the in-process technology had not reached the stage of technological feasibility at the acquisition date and had no alternative future use, the amount was immediately charged to operations. The amount allocated to existing technology, workforce in place, customer base, and trademark is being amortized over their estimated useful lives of five years. The purchase price in excess of identified tangible and intangible assets is allocated as goodwill, which is also being amortized over five years.

  The accompanying unaudited pro forma combined statement of operations presents the results of operations of TIBCO for the year ended November 30, 1999 combined with the statement of operations of InConcert for the period from January 1, 1999 to November 3, 1999. The unaudited pro forma combined statement of operations gives effect to this acquisition as if it had occurred as of December 1, 1998. The unaudited pro forma condensed combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of future operating results or the financial position of the combined companies.

                              TIBCO SOFTWARE INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                  TIBCO      InConcert
                               ------------ -----------
                                            Period from
                                            January 1,
                                Year Ended    1999 to        Pro Forma
                               November 30, November 3, ----------------------
                                   1999        1999     Adjustments   Combined
                               ------------ ----------- -----------   --------
Revenue.......................   $ 96,440     $ 8,295     $   --      $104,735
Cost of revenue...............     36,612       2,654         --        39,266
                                 --------     -------     -------     --------
Gross profit..................     59,828       5,641         --        65,469
                                 --------     -------     -------     --------
Operating expenses:
  Research and development....     27,478       2,622         --        30,100
  Sales and marketing.........     33,130       6,920         --        40,050
  General and administrative..      8,229       3,214         --        11,443
  Amortization of stock-based
   compensation...............      9,252         --          --         9,252
  Acquired in-process research
   and development............      2,800         --          --         2,800
  Amortization of goodwill and
   acquired intangibles.......        521         --        5,727 (A)    6,248
                                 --------     -------     -------     --------
    Total operating expenses..     81,410      12,756       5,727       99,893
                                 --------     -------     -------     --------
Loss from operations..........    (21,582)     (7,115)     (5,727)     (34,424)
Other income (expense), net...      2,101         --       (1,778)(B)      323
                                 --------     -------     -------     --------
Net loss......................   $(19,481)    $(7,115)    $(7,505)    $(34,101)
                                 ========     =======     =======     ========
Net loss per share:
  Basic and diluted...........   $  (0.19)                            $  (0.33)
                                 ========                             ========
  Weighted average shares.....    104,112                              104,112
                                 ========                             ========

--------
(A) To record amortization of goodwill and acquired intangibles related to the acquisition of InConcert as if the transaction occurred on December 1, 1998. Goodwill and acquired intangibles of approximately $31.2 million are being amortized on a straight-line basis over five years.

(B) To record the impact on interest income (expense) as if the transaction and related $35.6 million cash payments occurred on December 1, 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of InConcert, Inc.

  In our opinion, the accompanying balance sheet and the related statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of InConcert, Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
December 10, 1999

                                INCONCERT, INC.

                                 BALANCE SHEET

                                                           December 31,
                                      September 30,  -------------------------
                                          1999           1998         1997
                                      -------------  ------------  -----------
ASSETS                                 (unaudited)
Current assets:
 Accounts receivable, net of allow-
  ances of $937,955, $12,418 and
  $182,242, respectively............  $  2,702,450   $  2,678,409  $   954,206
 Related party accounts receivable..        73,708        146,257      412,570
 Prepaid expenses and other current
  assets............................       134,209        121,094      134,804
                                      ------------   ------------  -----------
  Total current assets..............     2,910,367      2,945,760    1,501,580
Property and equipment, net.........       456,354        573,272      568,918
                                      ------------   ------------  -----------
                                      $  3,366,721   $  3,519,032  $ 2,070,498
                                      ============   ============  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
Current Liabilities:
 Accounts payable...................  $    308,381   $    338,323  $   136,542
 Accrued liabilities................       902,728      1,369,768    1,786,359
 Deferred revenue...................       857,376        899,322      736,237
 Due to parent......................     6,036,962      7,542,201    3,339,415
                                      ------------   ------------  -----------
  Total current liabilities.........     8,105,447     10,149,614    5,998,553
Long-term deferred revenue..........        82,206            --           --
                                      ------------   ------------  -----------
  Total liabilities.................     8,187,653     10,149,614    5,998,553
                                      ------------   ------------  -----------
Commitments (Note 6)
Stockholders' equity (deficit):
 Convertible Preferred Stock,
  24,000,000 shares authorized,
  $0.001 par value:
 Series A, 16,000,000 shares
  designated, issued and outstanding
  (liquidation preference of
  $23,500,000)......................        16,000         16,000       16,000
 Series B, 2,273,362, 2,273,362 and
  0 shares designated, issued and
  outstanding (liquidation
  preference of $3,339,000) at
  September 30, 1999 and December
  31, 1998 and 1997, respectively...         2,273          2,273          --
 Series C, 5,940,578, 0 and 0 shares
  designated, issued and outstanding
  (liquidation preference of
  $7,542,000) at September 30, 1999
  and December 31, 1998 and 1997,
  respectively......................         5,941            --           --
 Common Stock, par value $0.001;
  30,000,000 shares authorized;
  225,448, 176,778, and 5,999 shares
  issued and 27,432, 17,169 and
  1,000 outstanding at September 30,
  1999 and December 31, 1998 and
  1997, respectively................           225            177            6
 Treasury Stock, at cost; 198,016,
  159,609 and 4,999 shares at
  September 30, 1999, and December
  31, 1998 and 1997, respectively...       (75,576)       (60,268)        (600)
 Additional paid-in capital.........    15,538,766      7,998,687    4,657,833
 Accumulated other comprehensive
  income............................        11,000         49,000       18,982
 Accumulated deficit................   (20,319,561)   (14,636,451)  (8,620,276)
                                      ------------   ------------  -----------
  Total stockholders' equity
   (deficit)........................    (4,820,932)    (6,630,582)  (3,928,055)
                                      ------------   ------------  -----------
                                      $  3,366,721   $  3,519,032  $ 2,070,498
                                      ============   ============  ===========

   The accompanying notes are an integral part of these financial statements.

                                INCONCERT, INC.

                            STATEMENT OF OPERATIONS

                               Nine Months Ended            Year Ended
                                 September 30,             December 31,
                            ------------------------  ------------------------
                               1999         1998         1998         1997
                            -----------  -----------  -----------  -----------
                                  (unaudited)
License revenue:
 Non-related parties....... $ 3,948,157  $ 1,524,525  $ 4,827,175  $ 5,025,801
 Related parties...........     669,203      732,548    1,047,654      729,210
                            -----------  -----------  -----------  -----------
  Total license revenue....   4,617,360    2,257,073    5,874,829    5,755,011
                            -----------  -----------  -----------  -----------
Maintenance and service
 revenue:
 Non-related parties.......   3,213,039    1,892,773    2,721,255    2,186,597
 Related parties...........      40,367      115,964      152,449       89,416
                            -----------  -----------  -----------  -----------
  Total maintenance and
   service revenue.........   3,253,406    2,008,737    2,873,704    2,276,013
                            -----------  -----------  -----------  -----------
  Total revenue............   7,870,766    4,265,810    8,748,533    8,031,024
                            -----------  -----------  -----------  -----------
Cost of revenue:
 License...................     245,227      295,483      528,228      441,426
 Maintenance and service...   2,303,452    1,192,025    1,772,539    1,896,301
                            -----------  -----------  -----------  -----------
  Total cost of revenue....   2,548,679    1,487,508    2,300,767    2,337,727
                            -----------  -----------  -----------  -----------
Gross profit...............   5,322,087    2,778,302    6,447,766    5,693,297
                            -----------  -----------  -----------  -----------
Operating expenses:
 Research and development..   2,262,000    2,136,771    2,892,020    3,223,737
 Sales and marketing.......   5,969,759    4,730,723    7,012,745    6,649,527
 General and
  administrative...........   2,773,165    2,037,133    2,555,404    4,440,309
                            -----------  -----------  -----------  -----------
  Total operating
   expenses................  11,004,924    8,904,627   12,460,169   14,313,573
                            -----------  -----------  -----------  -----------
Loss from operations.......  (5,682,837)  (6,126,325)  (6,012,403)  (8,620,276)
Other income (expense).....        (273)          88       (3,772)         --
                            -----------  -----------  -----------  -----------
Net loss................... $(5,683,110) $(6,126,237) $(6,016,175) $(8,620,276)
                            ===========  ===========  ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                                INCONCERT, INC.

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                             Convertible Preferred Stock
                 ----------------------------------------------------
                                                                                         Treasury
                     Series A          Series B         Series C       Common Stock       Stock           Stock      Additional
                 ------------------ ---------------- ---------------- -------------- ----------------  Subscription    Paid-in
                   Shares   Amount   Shares   Amount  Shares   Amount Shares  Amount Shares   Amount    Receivable     Capital
                 ---------- ------- --------- ------ --------- ------ ------- ------ ------- --------  ------------  -----------
Balance as of
January 1,
1997............ 16,000,000 $16,000       --  $  --        --  $  --    1,000  $  1      --  $    --   $(4,673,788)  $ 4,657,788
Translation
adjustment......        --      --        --     --        --     --      --    --       --       --           --            --
Net loss........        --      --        --     --        --     --      --    --       --       --           --            --
Comprehensive
loss............
Transfer of
assets from
parent..........        --      --        --     --        --     --      --    --       --       --     4,673,788           --
Stock options
exercised, net
of shares
repurchased.....        --      --        --     --        --     --    4,999     5    4,999     (600)         --             45
                 ---------- ------- --------- ------ --------- ------ -------  ----  ------- --------  -----------   -----------
Balance at
December 31,
1997............ 16,000,000  16,000       --     --        --     --    5,999     6    4,999     (600)         --      4,657,833
                 ---------- ------- --------- ------ --------- ------ -------  ----  ------- --------  -----------   -----------
Translation
adjustment......        --      --        --     --        --     --      --    --       --       --           --            --
Net loss........        --      --        --     --        --     --      --    --       --       --           --            --
Comprehensive
loss............
Issuance of
Series B
Preferred
Stock...........        --      --  2,273,362  2,273       --     --      --    --       --       --           --      3,337,142
Stock options
exercised, net
of shares
repurchased.....        --      --        --     --        --     --  170,779   171  154,610  (59,668)         --          3,712
                 ---------- ------- --------- ------ --------- ------ -------  ----  ------- --------  -----------   -----------
Balance at
December 31,
1998............ 16,000,000  16,000 2,273,362  2,273       --     --  176,778   177  159,609  (60,268)         --      7,998,687
                 ---------- ------- --------- ------ --------- ------ -------  ----  ------- --------  -----------   -----------
Translation
adjustment
(unaudited).....        --      --        --     --        --     --      --    --       --       --           --            --
Net loss
(unaudited).....        --      --        --     --        --     --      --    --       --       --           --            --
Comprehensive
loss
(unaudited).....
Issuance of
Series C
Preferred Stock
(unaudited).....        --      --        --     --  5,940,578  5,941     --    --       --       --           --      7,536,260
Stock options
exercised, net
of shares
repurchased
(unaudited).....        --      --        --     --        --     --   48,710    48   38,407  (15,308)         --          3,819
                 ---------- ------- --------- ------ --------- ------ -------  ----  ------- --------  -----------   -----------
Balance at
September 30,
1999
(unaudited)..... 16,000,000 $16,000 2,273,362 $2,273 5,940,578 $5,941 225,488  $225  198,016 $(75,576) $       --    $15,538,766
                 ========== ======= ========= ====== ========= ====== =======  ====  ======= ========  ===========   ===========
                     Other       Accumu-          Total
                 Comprehensive    lated       Stockholders'
                 income (Loss)   Deficit     Equity (Deficit)
                 ------------- ------------- ----------------
Balance as of
January 1,
1997............   $    --     $        --     $         1
                             ----------------
Translation
adjustment......     18,982             --          18,982
Net loss........        --       (8,620,276)    (8,620,276)
                                             ----------------
Comprehensive
loss............                                (8,601,294)
Transfer of
assets from
parent..........        --              --       4,673,788
Stock options
exercised, net
of shares
repurchased.....        --              --            (550)
                 ------------- ------------- ----------------
Balance at
December 31,
1997............     18,982      (8,620,276)    (3,928,055)
                 ------------- ------------- ----------------
Translation
adjustment......     30,018             --          30,018
Net loss........        --       (6,016,175)    (6,016,175)
                                             ----------------
Comprehensive
loss............                                (5,986,157)
Issuance of
Series B
Preferred
Stock...........        --              --       3,339,415
Stock options
exercised, net
of shares
repurchased.....        --              --         (55,785)
                 ------------- ------------- ----------------
Balance at
December 31,
1998............     49,000     (14,636,451)    (6,630,582)
                 ------------- ------------- ----------------
Translation
adjustment
(unaudited).....    (38,000)            --         (38,000)
Net loss
(unaudited).....        --       (5,683,110)    (5,683,110)
                                             ----------------
Comprehensive
loss
(unaudited).....                                (5,721,110)
Issuance of
Series C
Preferred Stock
(unaudited).....        --              --       7,542,201
Stock options
exercised, net
of shares
repurchased
(unaudited).....        --              --         (11,441)
                 ------------- ------------- ----------------
Balance at
September 30,
1999
(unaudited).....   $ 11,000    $(20,319,561)   $(4,820,932)
                 ============= ============= ================

                                INCONCERT, INC.

                            STATEMENT OF CASH FLOWS

                                Nine Months Ended
                                  September 30,        Year Ended December 31,
                             ------------------------  ------------------------
                                1999         1998         1998         1997
                             -----------  -----------  -----------  -----------
                                   (unaudited)
Cash flows from operating
 activities:
 Net loss..................  $(5,683,110) $(6,126,237) $(6,016,175) $(8,620,276)
 Adjustment to reconcile
  net loss to net cash used
  for operating activities:
  Depreciation and
   amortization............      249,629      281,571      359,498      498,588
  Provision for bad debt...     (925,537)    (169,824)    (169,824)    (182,242)
  Changes in assets and
   liabilities:
   Accounts receivable.....      974,045     (814,004)  (1,288,066)  (1,184,534)
   Prepaid expenses and
    other assets...........      (13,115)     126,289       13,710     (134,804)
   Accounts payable........      (29,942)     230,367      201,781      136,542
   Accrued liabilities.....     (467,040)    (668,005)    (416,591)   1,786,359
   Deferred revenue........       40,260      816,246      163,085      736,237
                             -----------  -----------  -----------  -----------
    Net cash used for
     operating activities..   (5,854,810)  (6,323,597)  (7,152,582)  (6,964,130)
                             -----------  -----------  -----------  -----------
Cash flows from investing
 activities--
 Purchases of property and
  equipment................     (132,711)    (249,890)    (363,852)  (1,067,506)
                             -----------  -----------  -----------  -----------
Cash flows from financing
 activities:
 Borrowings from parent....    6,036,962    6,524,746    7,542,201    3,339,416
 Proceeds from issuance of
  Preferred Stock..........          --           --           --     4,673,788
 Proceeds from issuance of
  Common Stock.............        3,867          252        3,883           50
 Repurchase of Common
  Stock....................      (15,308)        (220)     (59,668)        (600)
                             -----------  -----------  -----------  -----------
    Net cash provided by
     financing activities..    6,025,521    6,524,778    7,486,416    8,012,654
                             -----------  -----------  -----------  -----------
Effect of exchange rate
 changes on cash...........      (38,000)      48,709       30,018       18,982
                             -----------  -----------  -----------  -----------
Net change in cash and cash
 equivalents...............          --           --           --           --
Cash and cash equivalents
 at beginning of period....          --           --           --           --
                             -----------  -----------  -----------  -----------
Cash and cash equivalents
 at end of period..........  $       --   $       --   $       --   $       --
                             ===========  ===========  ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                                INCONCERT, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. THE COMPANY

  InConcert, Inc. (the "Company") is a provider of enterprise-class software systems. The Company designs, develops, markets, and supports its product, InConcert, an object oriented client/server application software product family designed to solve process centric mission critical business problems for large multinational organizations.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The Company was first established as a product line within Xerox Corporation's Xsoft division in 1990. On July 1, 1996, the Company incorporated under the laws of the State of Delaware as a wholly-owned subsidiary of Xerox. See Note 4.

  On September 30, 1999, the Company entered into an Asset Purchase Agreement to sell substantially all of the net assets of the Company to TIBCO Software Inc. for $34 million in cash. The Company expects to close the transaction during the fourth quarter of fiscal 1999. The transaction will be accounted for as a purchase acquisition; however, the financial statements presented in this report do not reflect purchase accounting.

 Unaudited Interim Results

  The accompanying interim financial statements as of September 30, 1999, and for the nine months ended September 30, 1999 and 1998, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows as of September 30, 1999 and for the nine months ended September 30, 1999 and 1998. The financial information disclosed in these notes to financial statements related to these periods are unaudited. The results for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the year ending December 31, 1999.

 Use of Estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the report period. Actual results could differ from those estimates.

 Concentration of Credit Risk

  Financial instruments that potentially subject the Company to a concentration of credit risk consist of accounts receivable. The Company's accounts receivable is derived from revenue earned from customers located primarily in the United States and Europe. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the

                                INCONCERT, INC.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES--(Continued)

expected collectibility of accounts receivable. The following table summarized revenue from customers in excess of 10% of the total revenue:

                                          Nine Months
                                             Ended
                                         September 30,    Year Ended   Year Ended
                                         --------------  December 31, December 31,
                                          1999    1998       1998        1997
                                         ------  ------  ------------ ------------
                                          (unaudited)
WorldCom................................    18%     N/A      N/A          17%
Bell South..............................    10%     N/A      15%          N/A
Toshiba.................................    N/A     N/A      12%          N/A

 Capitalized Software Development Costs

  Research and development costs for internally developed software products and enhancements to existing software products are expensed when incurred until technological feasibility is established. Thereafter, software costs are capitalized until the product is available for general released to customer. To date, the period between achieving technological feasibility and the general availability of such software has been short, and software development costs qualifying for capitalization have been insignificant. Accordingly, no costs have been capitalized.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and
 fixtures.....   10-15 years
Equipment.....   3-5 years
Leasehold
 improvements..  Shorter of the lease term or the estimated useful life

 Revenue Recognition

  Software license revenue is recognized when all of the following criteria have been met: there is an executed license agreement, software has been shipped to the customer, no significant vendor obligations remain, the license fee is fixed and payable within twelve months and collection is deemed probable. Maintenance revenue is recognized ratably over the term of the maintenance contract, typically twelve months. Service revenues, generally training and consulting, are recognized as services are performed.

 Stock-Based Compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees," ("APB No. 25") and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

 Comprehensive Income

  Effective December 31, 1997, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. Foreign currency translation is currently the only item in comprehensive income.

                                INCONCERT, INC.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES--(Continued)

 Recent Accounting Pronouncements

  In June 1988, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company does not expect that the adoption of SFAS No. 133 will have a material impact on its financial statements.

3. BALANCE SHEET COMPONENTS

                                                          December 31,
                                       September 30, ------------------------
                                           1999         1998         1997
                                       ------------- -----------  -----------
                                        (unaudited)
Accounts receivable:
 Accounts receivable..................  $ 1,471,705  $ 2,152,527  $   832,679
 Unbilled receivables.................    2,168,700      538,300      303,769
                                        -----------  -----------  -----------
                                          3,640,405    2,690,827    1,136,448
Less: Allowance for doubtful accounts
 and returns..........................     (937,955)     (12,418)    (182,242)
                                        -----------  -----------  -----------
                                        $ 2,702,450  $ 2,678,409  $   954,206
                                        ===========  ===========  ===========
Property and equipment, net:
 Equipment............................  $ 2,458,157  $ 2,325,988  $ 2,468,535
 Furniture and fixtures...............       71,168       57,105       47,569
 Leasehold improvements...............       48,046       48,046       29,739
 Construction in progress.............        1,830       15,166        6,766
                                        -----------  -----------  -----------
                                          2,579,201    2,446,305    2,552,609
Less: accumulated depreciation and
 amortization.........................   (2,122,847)  (1,873,033)  (1,983,691)
                                        -----------  -----------  -----------
                                        $   456,354  $   573,272  $   568,918
                                        ===========  ===========  ===========
Accrued liabilities:
 Compensation and employee related....      308,743      677,213      943,206
 Other operating expenses.............      593,985      692,555      843,153
                                        -----------  -----------  -----------
                                        $   902,728  $ 1,369,768  $ 1,786,359
                                        ===========  ===========  ===========

4. RELATED PARTY TRANSACTIONS

  The Company has significant transactions with Xerox Corporation, including licensing arrangements, development contracts and shared functions and services. Related party revenue is related to the Company licensing its software product to Xerox Corporation for sub-licensing to Xerox's end-users. The cost of revenue to related parties has not been separately stated because it is impracticable to do so. The following is a summary of the transactions for the periods indicated:

 Service Agreement

  The Company and Xerox Corporation had a service agreement under which Xerox provided certain administrative services, human resource and employee benefits administration, expenditure

                                INCONCERT, INC.

4. RELATED PARTY TRANSACTIONS--(Continued)

processing, and treasury functions. Xerox Corporation charged the Company for these services on a basis that reflected the Company's share of such costs, including a fixed fee that was negotiated annually. Management believed this allocation method was reasonable based upon the Company's use of such services. The service fee included in general and administrative expenses on the Statement of Operations was $180,000, $117,000, $157,480 and $212,000 for the
nine months ended September 30, 1999 and 1998 and for the year ended December 31, 1998 and 1997, respectively.

 Secured Lending Agreement

  The Company and Xerox Corporation entered into a secured lending agreement where Xerox Corporation extended short-term loans to the Company. This was administered through maintaining a "sweep" bank account. Xerox Corporation advanced money or deducted excess funds directly out of the Company's bank account. In effect, the Company maintained a "zero balance" bank account. No interest was charged or paid on the balance of the outstanding loans or net credit. The parties could have agreed to convert all or part of the outstanding loans to equity or another form of lending. Net amount loaned to the Company for the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997 were $6,036,962, $7,542,201 and $3,339,415, respectively. During the nine months ended September 30, 1999 and for the year ended December 31, 1998, the Company converted $7,542,201 and $3,339,415, respectively, into Series B and C preferred stock.

5. INCOME TAXES

  Xerox files a consolidated tax return which includes the results of the Company. Under the terms of the Tax Sharing Agreement, the Company will pay to Xerox amounts determined as if the Company paid taxes as a separate entity. During 1999, 1998 and 1997, the Company incurred an operating loss for both financial and tax reporting purposes. Under the Company's agreement with Xerox, the Company would be reimbursed for its previous tax net operating losses utilized by Xerox in its consolidated return, in future periods when the Company generated taxable income. The Company has not generated taxable income through the date of the acquisition, therefore no deferred tax asset has been recorded. There are no other significant deferred tax assets or liabilities. See Note 8.

6. COMMITMENTS

  The Company leases office space under a non-cancelable operating lease with an expiration date of June 2003. Rental expense was approximately $349,000, $318,000, $435,000 and $344,000 for the nine months ended September 30, 1999 and 1998 and for the years ended December 31, 1998 and 1997, respectively. Future minimum lease payments under the non-cancelable operating lease, as of December 31, 1998, are as follows:

   1999.............................................................. $  465,140
   2000..............................................................    465,140
   2001..............................................................    465,140
   2002..............................................................    465,140
   2003..............................................................    116,285
                                                                      ----------
                                                                      $1,976,845
                                                                      ==========

                                INCONCERT, INC.

7. STOCKHOLDERS' EQUITY

  As of November 27, 1996, the Company's Articles of Incorporation authorized the Company to issue 24,000,000 shares of Preferred Stock at $0.001 par value and 30,000,000 shares of Common Stock at $0.001 par value.

 Preferred Stock

  Effective as of January 1, 1997, the Company's initial capital structure was established by issuing 16.0 million shares of Series A Convertible Preferred Stock ("Series A") and 1,000 shares of Common Stock to Xerox.

  In April 1998, the Company issued 2,273,362 shares of Series B Convertible Preferred Stock ("Series B") at $1.46875 per share for net proceeds of $3,339,000. In May 1999, the Company issued 5,940,578 share of Series C Convertible Preferred Stock ("Series C") at $1.2696 per share for net proceeds of $7,542,000.

  The holders of the outstanding Preferred Stock have various rights and preferences as follows:

  Voting Rights. The holders of Series A, Series B and Series C have the right to one vote for each share of Common Stock into which such shares of Preferred Stock could be converted.

  Dividend Rights. The holders of Series A, Series B and Series C are entitled to receive noncumulative dividends at the per share annual rate of $0.1175 payable when and if declared by the board of directors. The holders of Preferred Stock will also be entitled to participate in dividends on Common Stock, when and if declared by the board of directors, based on the number of shares of Common Stock held on an as-converted basis. No dividends on Preferred Stock or Common Stock have been declared by the board from inception through September 30, 1999.

  Liquidation Preference. In the event of any liquidation, dissolution, or winding-up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's Common Stock and Preferred Stock own less than 50% of the resulting voting power of the surviving entity, the holders of Series A, Series B and Series C are entitled to receive an amount of $1.46875, $1.46875 and $1.2696 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Common Stock.

  If the assets and funds distributed to the holders of Preferred Stock are insufficient to permit the payment to the holders of the full preferential amount mentioned above, then the entire assets of the Company legally available for distribution shall be distributed ratably among the holders of Preferred Stock.

  Any assets remaining after the payment of all preferential amounts to the holders of Preferred Stock, will be shared ratably by the holders of the Preferred Stock and common stockholders.

  Conversion. Each share of Preferred Stock is convertible, at the option of the holder, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable original issue price for such series of Preferred Stock. The initial Conversion Price per share for shares of Preferred Stock is the Original Issue Price. The Conversion Prices for the Preferred Stock is subject to adjustment.

                                INCONCERT, INC.

7. STOCKHOLDERS' EQUITY--(Continued)

  Each share of Preferred Stock will automatically be converted into shares of Common Stock at the applicable Conversion Price at the time in effect for such series of Preferred Stock immediately upon the earlier of the following two events: (a) upon the consummation of the sale of the Company's Common Stock in a bona fide, firm commitment underwriting pursuant to a registration statement under the Securities Act of 1933, the public offering price of which is not less than $5.00 per share with aggregate gross proceeds to the Corporation in excess of $10.0 million, or (b) the date upon such conversion is approved by holders of a majority of the shares of Preferred Stock.

 Common Stock

  Voting Rights. The holders of each shares of Common Stock has the right to one vote, and is entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company, and is entitled to vote upon such matters and in such manner as may be provided by law.

  Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board.

  Liquidation Rights. Upon liquidation, dissolution, or winding-up of the Company, the assets of the Company are distributed as described above for Preferred Stock liquidation rights.


 Stock Option Plan

  During 1996, the Company adopted the 1996 Stock Option Plan (the "Plan"). The purpose of the Plan is to enable the Company to obtain and retain the services of the types of employees, consultants, officers and directors who will contribute to the Company's long range success and to provide incentives which are linked directly to increases in share value which will inure to the benefit of all shareholders of the Company. The total number of shares which may be issued under the Plan is 4,568,340 shares. The Plan is administered by the Board of Directors or the Committee. The administrator is responsible for determining the term of each option, the option exercise price, the medium of payment, the number of shares for which each option is granted and the vesting rate at which each option is exercisable. To date, options awarded generally vest ratably over five years and expire upon the earlier of ten years from the date of grant or 90 days from employee termination.

                                INCONCERT, INC.

7. STOCKHOLDERS' EQUITY--(Continued)


  The activity under the 1996 Plan, is summarized as follows:

                                            Year Ended          Year Ended
                                        December 31, 1998   December 31, 1997
                                        ------------------- -------------------
                                                   Weighted            Weighted
                                                   Average             Average
                                                   Exercise            Exercise
                                         Options    Price    Options    Price
                                        ---------  -------- ---------  --------
Outstanding at beginning of year......  2,125,306   $0.04     274,700   $0.01
Granted...............................    682,500    0.26   2,036,505    0.04
Exercised.............................   (170,779)   0.02      (4,999)   0.01
Canceled..............................   (438,859)   0.04    (180,900)   0.08
                                        ---------           ---------
Outstanding at end of year............  2,198,168    0.11   2,125,306    0.04
                                        =========           =========
Options vested at end of year.........  1,170,946             669,302
                                        =========           =========
Weighted average fair value of options
 granted during the year..............  $    0.17           $    0.03
                                        =========           =========

  The following table summarizes information about stock options outstanding at December 31, 1998 (in thousands, except per share data):

                                      Options Outstanding and Exercisable
                                  --------------------------------------------
                                               Weighted
                                                Average   Weighted
                                   Number of   Remaining  Average
                                    Options   Contractual Exercise   Options
   Range of exercise prices       Outstanding    Life      Price   Exercisable
   ------------------------       ----------- ----------- -------- -----------
   $0.01.........................  1,136,169   8.3 years   $0.01      757,446
    0.12.........................    709,499   8.6 years    0.12      354,750
    0.39.........................    352,500   9.5 years    0.39       58,750
                                   ---------   ---------   -----    ---------
   $0.01-$0.39...................  2,198,168   8.8 years   $0.11    1,170,946
                                   =========   =========   =====    =========

                                INCONCERT, INC.

7. STOCKHOLDERS' EQUITY--(Continued)

 Pro Forma Information

  This information is required to illustrate the financial results of operations as if the Company accounted for its grants to employee stock options under the fair value method of SFAS No. 123. The fair value of the Company's options granted was estimated at the date of grant using a Black-Scholes option pricing model. The Company calculated the value of each option grant on the date of grant with the following assumptions:

                                        Nine Months
                                           Ended
                                       September 30,    Year Ended   Year Ended
                                       --------------  December 31, December 31,
                                        1999    1998       1998         1997
                                       ------  ------  ------------ ------------
                                        (unaudited)
   Risk free interest rates...........    5.4%    5.5%      5.5%         6.3%
   Expected lives (in years)..........    6.0     6.0       6.0          6.0
   Dividend yield.....................    0.0%    0.0%      0.0%         0.0%
   Expected volatility................   70.0%   70.0%     70.0%        70.0%

  For purposes of pro forma disclosures, the estimated value of the option is amortized over the options' vesting period. The compensation cost associated with the Company's stock-based compensation plans, as if the fair value based method described in SFAS No. 123 had been adopted, would have resulted in a pro forma loss of $5,789,049, $6,149,930, $6,047,766 and $8,627,173 for the nine months ended September 30, 1999 and 1998 and for the years ended December 31, 1998 and 1997, respectively.

                                  UNDERWRITING
  TIBCO Software, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered in this offering. Each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc. and SG Cowen Securities Corporation are the representatives of the underwriters.

                         Underwriters                           Number of Shares
                         ------------                           ----------------
Goldman, Sachs & Co. ..........................................    1,796,000
Bear, Stearns & Co. Inc........................................      898,000
Deutsche Bank Securities Inc...................................    1,347,000
SG Cowen Securities Corporation................................      449,000
Donaldson, Lufkin & Jenrette Securities........................       85,000
A.G. Edwards & Sons, Inc. .....................................       85,000
First Union Securities, Inc. ..................................       85,000
Wasserstein Perella Securities, Inc. ..........................       85,000
Robert W. Baird & Co. Incorporated.............................       85,000
Fidelity Investments...........................................       85,000
                                                                   ---------
  Total........................................................    5,000,000
                                                                   =========

  If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 750,000 shares from TIBCO Software to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by TIBCO Software and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 750,000 additional shares.

                                                       No Exercise Full Exercise
                                                       ----------- -------------
Per Share............................................. $     5.035  $     5.035
Total................................................. $25,175,000  $28,951,250

  Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $3.015 per share from the initial price to public. Any of these securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representative may change the offering price and the other selling terms.

  Each of TIBCO Software, the selling stockholders, Cisco, Reuters and its affiliates, and our executive officers, directors and certain other employees, has agreed that, without the prior written consent of the representatives of the underwriters, during the period ending 90 days after the date of this prospectus. It will not directly or indirectly offer, sell, contract to sell or otherwise dispose of, any shares of common stock any securities convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities. This agreement does not apply to certain transfers of securities as described under "Shares Eligible for Future Sale" beginning on page 66.

  The common stock is quoted on The Nasdaq National Market under the symbol "TIBX".

  In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

  These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

  TIBCO Software estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $650,000.

  TIBCO Software and the selling stockholders have agreed to indemnify the several underwriters against liabilities related to the offerings, including liabilities under the Securities Act.

[Set forth on the inside back cover page under the caption "TIBCO COUNTS AMONG ITS CUSTOMERS AND PARTNERS, COMPANIES WHO ARE TRANSFORMING "BUSINESS" INTO "eBUSINESS" IN SUCH INDUSTRIES AS TELECOMMUNICATIONS, INTERNET, MANUFACTURING, ENERGY AND FINANCIAL SERVICES," is a listing of representative clients of TIBCO and descriptions of the industry segments served by TIBCO. The descriptions and lists are as follows:

Telecommunications. TIBCO is delivering innovative, value-added real-time communications services for telcos seeking to build customer loyalty. TIBCO's technology is helping these customers adapt creatively to the fundamental changes now restructuring their industry--including the shift from wire-based to wireless systems, and the convergence of voice, data, video, content, technology and commerce.

  customers:*
  .  BellSouth,
  .  Cisco Systems,
  .  Ericsson,
  .  Level 3,
  .  Telia.

* representative of a partial client list. each of these above listed companies, other than the financial services companies, accounted for at least $500,000 of our revenue during the period from january 1997 through november 1999. each of the financial services companies accounted for at least $200,000 of our revenue during that period.

Internet and Other. TIBCO software is creating new forms of electronic customer and value chain relationships, crafted with an intimacy that defines the Internet Economy. In the business-to-business, business-toconsumer, business-to-employee and Internet portal marketplaces, TIBCO brings speed, immediacy, integration, visibility, personalization, security, connectivity and mobility to eCommerce.

  customers:*
  .  AltaVista,
  .  Bechtel,
  .  Delta Air Lines,
  .  Digital Impact,
  .  Financial Times,
  .  SAP,
  .  Yahoo!.

* representative of a partial client list. each of these above listed companies, other than the financial services companies, accounted for at least $500,000 of our revenue during the period from january 1997 through november 1999. each of the financial services companies accounted for at least $200,000 of our revenue during that period.

Manufacturing. TIBCO is integrating business processes in real-time throughout customers' extended value chains (suppliers, customers, distributors and partners), helping them sell more goods and services, operate with less inventory and boost customer satisfaction by reducing friction to zero.

  customers:*
  .  Adidas,
  .  Compaq,
  .  Gateway,
  .  Hyundai,
  .  Intel,
  .  Lucent Technologies,
  .  Motorola,
  .  NEC Electronics,
  .  Philips Medical Systems,
  .  Procter & Gamble,
  .  Seagate,
  .  TSMC,
  .  UMC,
  .  3Com.

* representative of a partial client list. each of these above listed companies, other than the financial services companies, accounted for at least $500,000 of our revenue during the period from january 1997 through november 1999. each of the financial services companies accounted for at least $200,000 of our revenue during that period.

Energy. TIBCO is delivering straight-through, real-time integration of systems for energy trading and risk management, operations and customer care, and finance--enabling energy companies to react aggressively to the rapid shifts in the competitive landscape brought on by the fast pace of deregulation.

  customers:*
  .  Chevron,
  .  Marubeni,
  .  Mobil,
  .  Pacific Power.

* representative of a partial client list. each of these above listed companies, other than the financial services companies, accounted for at least $500,000 of our revenue during the period from january 1997 through november 1999. each of the financial services companies accounted for at least $200,000 of our revenue during that period.

Financial Services. TIBCO delivers a broad spectrum of mission-critical, real-time financial enterprise integration, electronic trading, exchange automation, market data and finance portal solutions that enable global eFinance for more than 300 of the world's financial institutions.

  customers:*
  .  Banque Nationale de Paris,
  .  Cedel Global Services,
  .  Fidelity,
  .  First National Bank of South Africa,
  .  Goldman Sachs,
  .  The NASDAQ Stock Market,
  .  National Westminister Bank,
  .  Unibank.

* representative of a partial client list. each of these above listed companies, other than the financial services companies, accounted for at least $500,000 of our revenue during the period from january 1997 through november 1999. each of the financial services companies accounted for at least $200,000 of our revenue during that period.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, salesperson or any other person is authorized to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................    3
Risk Factors.............................................................    6
Use of Proceeds..........................................................   13
Price Range of Common Stock..............................................   13
Dividend Policy..........................................................   13
Capitalization...........................................................   14
Dilution.................................................................   15
Selected Financial Data..................................................   16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................   18
Business.................................................................   29
Management...............................................................   43
Relationship with Reuters and Certain Transactions.......................   54
Principal and Selling Stockholders.......................................   61
Description of Capital Stock.............................................   63
Shares Eligible for Future Sale..........................................   66
Legal Matters............................................................   68
Experts..................................................................   68
Additional Information...................................................   68
Index to Financial Statements............................................  F-1
Underwriting.............................................................  U-1

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                               5,000,000 Shares

                              TIBCO Software Inc.

                                 Common Stock

                               ----------------

                                 [TIBCO LOGO]

                               ----------------

                             Goldman, Sachs & Co.

                           Bear, Stearns & Co. Inc.

                           Deutsche Banc Alex. Brown

                                   SG Cowen

                      Representatives of the Underwriters

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